04045426

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GPT Management Limited

PROCESSED
OCT 0 8 2004
THOMSON FINANCIAL

*CURRENT ADDRESS Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34819 FISCAL YEAR 12/31/03

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/7/04

2003 Full Annual Report
General Property Trust & GPT Split Trust



GPT

Listed in 1971, General Property Trust (GPT) is one of the largest property trusts listed on the Australian Stock Exchange today. GPT's portfolio consists of over 50 quality properties across Australia, in the retail, office, hotel/tourism, industrial/business park and masterplanned urban communities sectors. GPT Management Limited is the Responsible Entity for General Property Trust and GPT Split Trust.

GPT's vision is to be the highest quality diversified trust in the Australian Listed Property Trust sector, providing investors with exposure to a diverse range of quality assets and delivering superior risk-adjusted returns.







Contents

2004 Unitholder Calendar

Distribution paid for quarter ended 31 December 2003	23 February 2004
Meeting of Unitholders	29 April 2004
Distribution paid for quarter ended 31 March 2004	late May 2004
Unitholder tax advice for 2003/2004 financial year	late May 2004
Distribution paid for quarter ended 30 June 2004	late August 2004
2004 Mid Year Report published	late August 2004
Distribution paid for quarter ended 30 September 2004	late November 2004
Distribution paid for quarter ended 31 December 2004	late February 2005
2004 Annual Report published	late March 2005



2003 Highlights

- ↗ Increase in distribution, to 21.2 cents per unit.
- ↗ Earnings growth in excess of the targeted 3%.
- ↗ Entry into the masterplanned urban communities sector.
- ↗ Acquisitions improve portfolio quality.
- ↗ Successful completion of the first of a series of major expansions and developments.
- ↗ Strong balance sheet and high credit rating.

Financial Summary

YEAR ENDED 31 DECEMBER	2002	2003	% CHANGE
Distributions			
Cents per unit	20.4	21.2	3.9%
Earnings per unit (cents)	20.41	21.55*	5.6%
Tax advantaged component	45.72%	45.52%	
Net asset backing per unit	$2.60	$2.73	5.0%
Units in issue ('000s)	1,949,717	1,949,717	–
Total assets	$6,696.6m	$7,695.1m	14.9%
Total liabilities	$1,623.0m	$2,379.6m	46.6%
Borrowings as % of total assets	20.3%	27.6%	
Unitholders' equity	$5,073.6m	$5,315.5m	4.8%
Unit price	$2.97	$2.99	0.7%

** Includes the impact of a change to the Responsible Entity's fee structure in 2003.*

Chairman and CEO's Report



THE 2003 CALENDAR YEAR WAS A POSITIVE YEAR FOR GPT. WE DELIVERED AN ABOVE TARGET INCREASE IN BOTH DISTRIBUTIONS AND EARNINGS, COMPLETED SOME EXCITING ACQUISITIONS AND DEVELOPMENTS AND PROGRESSED A NUMBER OF INITIATIVES THAT WILL ENHANCE SHORT AND MEDIUM-TERM EARNINGS GROWTH.

Richard Longes *Nic Lyons*

The Trust is now enjoying the benefits of changes made over recent years:

- The Trust continued the development of its core portfolio to improve its quality and potential for future growth.
- GPT has expanded into investing in other asset classes such as the bulky goods retail sector, and developing industrial facilities and masterplanned urban communities. This expansion has provided the Trust with opportunities to increase growth without significantly increasing the level of risk.
- The acquisition of more than $1.4 billion of property over the past three years has been funded out of a modest increase in gearing. The Trust remains within the limit the Board has set, with the benefit of the strongest credit rating of all listed property trusts.
- A component of the management fee paid to Lend Lease is now performance based. Lend Lease continues to be responsible for the majority of the costs of managing the Trust.

GPT represents a low-risk diversified portfolio of well performing quality assets. In managing and developing these assets and pursuing opportunities for growth, GPT benefits from the skills and resources of the Lend Lease Group. This is demonstrated in the skills applied to retail development, project management, leasing and property management across the Retail Portfolio and through the alliance with Lend Lease's urban communities business which has resulted in the selection of GPT and Lend Lease as developer of the Rouse Hill Regional Centre, a large-scale project in Sydney's strongly growing north-west which includes the development of a major shopping centre.

Chairman and CEO's Report

The GPT management team continues to focus on increasing returns to Unitholders. Nevertheless, there are many other ways in which the commitment of the management team is tested. This commitment is seen across GPT, from the complex redevelopment of Melbourne Central to provide a centrepiece for Melbourne city retail to consistently updating the Trust's website to ensure it is up-to-date for the benefit of all Unitholders and in the extraordinary efforts of Resort staff that ensured the safety of guests when a bushfire severely damaged Longitude 131° at Ayers Rock Resort. It is this commitment which makes us confident we can continue to deliver increasing earnings and distributions.

David Ross retired from the Board this year. David had been involved with GPT since 1993 and had made a significant contribution to GPT, both as CEO and a Lend Lease representative Board member. Peter Joseph joined the Board on 30 April 2003, following his endorsement at the 2003 Meeting of Unitholders. Peter is a career investment banker and an experienced company director. The Board is currently seeking an additional independent director.

We look forward to further benefits for Unitholders from the changes referred to above and a strong year in 2004. We will have the opportunity of reporting to you on this at the Annual Meeting of Unitholders to be held on 29 April 2004.

Richard Longes
Chairman
GPT Management Limited

Nic Lyons
Chief Executive Officer
GPT Management Limited

Trust Review

GPT'S VISION IS TO BE THE HIGHEST QUALITY DIVERSIFIED TRUST IN THE AUSTRALIAN LISTED PROPERTY TRUST SECTOR, PROVIDING INVESTORS WITH EXPOSURE TO A DIVERSE RANGE OF QUALITY ASSETS AND DELIVERING SUPERIOR RISK-ADJUSTED RETURNS. GPT WILL INVEST IN REAL ESTATE SECTORS IN WHICH WE HAVE ACCESS TO CORE SKILLS, PROVIDING MANAGEMENT WITH THE OPPORTUNITY TO ENHANCE PERFORMANCE FOR INVESTORS.

This vision is one that we believe will add value for investors, and will deliver secure long-term returns with a relatively low level of risk.

GPT's strategy focuses on delivering this vision through intensive management of all aspects of the Trust. This involves:

- consistently improving the quality of GPT's portfolio of assets;
- providing diversity in earnings through exposure to quality assets across a range of real estate sectors;
- leveraging the core skills within the Lend Lease Group to enhance performance for investors; and
- accessing capital cost-effectively.

As one of Australia's largest diversified property trusts, GPT's returns are derived from a diverse range of properties in each of the major markets and sectors. This provides stable returns for Unitholders through economic cycles. The benefit of diversification has been particularly apparent in the current environment, with the Trust delivering increased distributions for 2003 despite the negative impact of a subdued world economy, particularly on the Australian office market and international tourism to Australia.

An increase in earnings per unit of 5.6% was achieved in 2003, continuing a trend in growth in earnings per unit for each of the past six years. While this level of growth included the impact of a reduced base management fee, underlying earnings growth also exceeded the Trust's target, at 3.1%.

Distributions to Unitholders also grew, with the 21.2 cent distribution for 2003 representing an increase of 3.9% on 2002.

GPT's total return for 2003 (of 8.2%) was also positively impacted by a slight increase in GPT's unit price (which rose from $2.97 at 31 December 2002 to $2.99 at 31 December 2003).

At the closing price of $2.99 on 31 December 2003, GPT's distribution yield was 7.1%.

Our key objective remains to provide investors with secure and growing earnings with a relatively low level of risk. We believe that GPT's current core portfolio of quality assets is well positioned to continue to achieve earnings growth.

At the same time, we have secured opportunities to access future growth.

Implementing GPT's Strategy

Major achievements contributing to the performance of GPT and progress in relation to the Trust's strategy in 2003 follows.

Investment Performance

Net Operating Income

GPT's total property income for the year to 2003, of $674.1 million, represented an increase of almost 6% on the previous corresponding period. Importantly, underlying operating income also increased, and was up over 7% on the previous year, as a result of:

- increased income from each of the Trust's property portfolios;
- acquisitions made over the past 18 months, including additional exposure to the bulky goods retail sector and interests in a prime Sydney office building (1 Farrer Place) and a large industrial site (the Austrak Business Park) in Victoria;
- the completion of the first of a number of developments across the portfolio, including the first of the National Buildings in Melbourne, retail expansions at Floreat Forum in Perth and Erina Fair on the NSW Central Coast and the second stage of 11 Grand Avenue, Camellia in NSW.

Distribution and Underlying Earnings

The distribution for 2003, of 21.2 cents per unit, represented a 3.9% increase on the distribution for 2002 of 20.4 cents per unit. Earnings per unit increased 5.6% on the previous year. Adjusted to remove the impact of a change in fee, earnings growth exceeded the target of 3%.

	1999	2000	2001	2002	2003
Distribution (cents per unit)	19.1	19.3	19.7	20.4	21.2
Capital component	0.2	0.0	0.0	0.0	0.0
Earnings (cents per unit)	18.86	19.30	19.70	20.41	21.55
Earnings growth	2.5%	2.3%	2.1%	3.6%	5.6%
Underlying growth	2.5%	2.3%	2.1%	3.6%	3.1%*

** Excludes the impact of a change to the Responsible Entity's fee structure in 2003.*

As the table shows, earnings per unit improved over each of the last five years and there has been no payment of capital in the last four years.

The fundamentals that underpin and drive GPT's earnings remain secure. GPT also retained earnings of $7.6 million at the close of 2003. This provides the ability to smooth the potential volatility in earnings created by the performance fee, introduced in 2003, on distribution growth.

Total Return
GPT's accumulation return for the 12 months ended 31 December 2003 was 8.2% (compared to the S&P/ASX Property 200 Accumulation Index return of 8.8%).

Net Tangible Assets (NTA)
GPT's NTA per unit is currently $2.73, an increase of 13 cents on the NTA of $2.60 at the close of 2002.

Fee Structure
A new fee structure was introduced in 2003. This fee structure strengthens the alignment between investors and GPT Management Limited by reducing the base fee paid to Lend Lease and introducing a performance component.

Effective 1 January 2003, the base management fee payable by GPT was reduced (from 0.55% to 0.40% (per annum) of gross assets). Each six months the performance fee component is 5% of GPT's out-performance compared to the S&P/ASX Property 200 Accumulation Index. The total fee payable each six months is capped at 0.275% of the gross assets of the Trust. GPT Management Limited remains responsible for the costs of managing the Trust.

As GPT slightly underperformed the relevant Index for the year to 30 June 2003 and the year to 31 December 2003, no performance fee was paid this year. This had the effect of reducing the total management fee paid to Lend Lease in 2003.

Improving Portfolio Quality and Earnings Diversity
During 2003, we continued to improve the quality of the Trust's property portfolio, acquiring assets that will improve returns for investors and progressing developments of existing assets to enhance their quality and investment performance. Overall, GPT's property assets increased during 2003, from $6.6 billion to $7.6 billion, largely as a result of earnings positive acquisitions and developments and the revaluation of a number of assets, particularly across the Retail Portfolio.

Recent acquisitions and developments enhanced the diversity of the Trust's income stream, improved the quality of the portfolio and will contribute to future earnings growth, positioning the portfolio to deliver a consistent level of income growth into the future.

During 2003, major additions to the portfolio included:

- Entry into a new sector – masterplanned urban communities. In February GPT announced that it would invest in this sector, which offers the opportunity to expand the diversity of the Trust's portfolio and enhance the Trust's growth profile without materially increasing risk. GPT's strategy in this sector was announced in conjunction with the news that GPT and Lend Lease had been selected as preferred developer of the $1 billion Rouse Hill Regional Centre in Sydney's strongly growing north-west region. Over the year GPT and its joint venture partner, Lend Lease, secured close to 2,000 lots/dwellings across two developments.
- The acquisition of a 25% interest in 1 Farrer Place, a premium quality office complex in Sydney boasting a high standard of services and finishes and expansive views. 1 Farrer Place includes the Governor Phillip and Governor Macquarie Towers and the historic Phillip Street terraces.
- Another addition to the Office Portfolio was the first of the two buildings being constructed at Victoria Harbour in Melbourne for the National Australia Bank. The first building reached practical completion in October 2003 and the second building is on track to be completed in July 2004.
- Significant expansion of the Industrial/Business Park Portfolio (to close to $300 million), with the completion of a new facility for Just Jeans at the Citiwest Industrial Estate in Melbourne and Stage 2 of 11 Grand Avenue, Camellia over the year. In addition, a 50% interest in the Austrak Business Park in Somerton, Victoria was acquired for $57.3 million. The Business Park includes significant expansion land and one of Australia's first inter-modal rail terminals. Construction on Quad 3 commenced in August and in January 2004, 8 Herb Elliot Drive was acquired – these assets expand GPT's presence in the Homebush Bay precinct.
- A number of small, strategic acquisitions were made in the Retail Portfolio.

Leveraging Core Skills
GPT also utilised the asset management and property design and development expertise available within the Lend Lease Group throughout the year, proceeding with developments at a number of assets and masterplanning for a potential future development program of up to $1 billion across the Retail Portfolio over the next six years.

These developments are a key driver of future growth.

Trust Review

In a highly securitised market in which assets are increasingly scarce and very competitively sought, the opportunity to increase the quality of, and returns from, existing assets, is an attractive investment proposition. Across GPT's portfolios a number of developments and expansions of existing assets will contribute to growth in the short to medium term and will also improve the overall quality of the portfolio and contribute to earnings diversity. These include:

- In the Hotel/Tourism Portfolio, work was completed on upgrading facilities at Ayers Rock Resort. Refurbishment works at the Cape Tribulation Resorts, completed in April 2003, form part of GPT's strategy to reposition the Resorts to drive stronger visitation and increase returns.
- A small expansion of Floreat Forum in Perth included a refurbishment of the Centre's existing space and the creation of a new outdoor restaurant precinct at a cost of $48 million. A minor remix of the foodcourt at Chirnside Park in Victoria (at a cost of $3.5 million) was completed in May 2003 and works are currently underway at Forestway in NSW to upgrade the Centre and expand its supermarket offer.
- At Erina Fair, on the NSW Central Coast, a major expansion, at a cost of $212 million ($106 million GPT's share) was completed ahead of schedule in November 2003.
- The major redevelopment of Melbourne Central's retail centre is well underway, with 65% of the construction program complete and 80% of the income committed.
- During 2003 a development application was approved for a $160 million (GPT's share $80 million) expansion of Macarthur Square in NSW. A development application was lodged for an expansion of Penrith Plaza (at a cost of approximately $130 million) and the masterplan for the development of the Rouse Hill Regional Centre, which includes a $300 million Town Centre, was also submitted.
- In the Office Portfolio, refurbishment works are underway at Australia Square in Sydney and at Melbourne Central.

The developments and refurbishments above represent opportunities to achieve a higher level of return for Unitholders, while taking a measured and prudent approach to risk, through the use of experienced in-house teams and conditions precedent, which require minimum criteria (such as key leasing) to be met before a development proceeds.

Opportunities to grow the Trust's earnings will continue to be reviewed in relation to GPT's long-term strategy and the ability to improve long-term risk-adjusted returns for Unitholders. As the market continues to be competitive in terms of acquisition opportunities, identifying new opportunities for increased growth and generating growth from the Trust's existing assets will continue to be a focus of GPT's activities.

Accessing Capital Cost-Effectively

As property trusts distribute nearly all of their income, they are required to regularly raise capital in order to maintain existing assets to meet tenant and customer needs, optimise investment returns and finance new acquisitions. Therefore, the strength of GPT's balance sheet and its strong credit rating are critical to the long-term investment performance of the Trust.

GPT concluded 2003 with slightly increased borrowings, at $2,127 million, or 27.6% of total assets. This level remains below the maximum borrowing limit of 40% approved by Unitholders in April 2002, and within the Board's adopted policy range of 20% to 30% of total assets. This level is also below the Listed Property Trust (LPT) sector average of over 35%. This level of gearing gives GPT the ability to fund the expansion of existing properties and other capital works underway across the portfolio.

The Distribution Reinvestment Plans (DRPs) of GPT and GPT Split Trust were terminated in December 2002. Discussions with regulators over the last 12 months have led us to form the view that a limited participation DRP would be impractical. The future use of a DRP will be reviewed in light of the Trust's capital requirements.

During 2003, GPT maintained its A+ long-term credit rating and A-1 short-term local currency credit ratings from Standard & Poor's. These ratings remain the highest of any Australian listed property trust and are reflected in the weighted average interest rate of current borrowings, at 5.98% (after fees and margins). A strong credit rating allows GPT to borrow at competitive margins and for longer durations. This was demonstrated through the success of GPT's Medium Term Note Issue in August, which was well subscribed and achieved durations of up to 10 years.

GPT Management remains committed to an active financing strategy to maximise the strength of the Trust's balance sheet and manage risk, particularly interest rate exposure. At 31 December 2003 only 17% of the Trust's borrowings were exposed to floating interest rates and duration ranged from within one month to 25 years. Maintaining a prudent level of debt with a spread of maturity dates is important to preserve GPT's funding flexibility. Swap arrangements are in place to protect the Trust against adverse interest rate movements.

Improving Disclosure and Communication

GPT is committed to maintaining a high level of disclosure and constantly reviews all methods of communication to ensure Unitholders are kept informed of all aspects of their investment.

GPT's website, at www.gpt.com.au, is a popular means of communicating with investors. The site is comprehensively updated every six months, in line with the announcement of GPT's Annual and Mid Year Results. All Australian Stock Exchange (ASX) announcements are posted to the site on receipt of confirmation from the ASX, ensuring that Unitholders accessing the site receive accurate and timely information.

Visitors to the site are able to register to receive email notification of Stock Exchange announcements and other updates to the website.

The site also includes information about each of the Trust's assets, GPT's investment performance, quarterly distributions and GPT's unit price. Copies of GPT's most recent reports can be downloaded from the site.

The LPT Sector and GPT

The LPT sector in Australia continued its evolution during 2003, demonstrating stable returns in uncertain economic conditions. The sector expanded over the year to control $79 billion of assets, representing close to 8% of the S&P/ASX 300 Accumulation Index.

In 2003, the LPT sector demonstrated its value as a defensive holding, generally providing solid positive returns. The relative security from investing in LPTs is expected to remain relevant in the short term, with continued uncertainty regarding other asset classes, given global political and economic conditions.

As the sector has continued to evolve, so has GPT. Following entry into the hotel/tourism sector in 1997 and the bulky goods sector in 2001, GPT announced a strategy to further diversify and expand with an entry into the masterplanned urban communities sector in 2003. Each of these opportunities further enhance the diversity and growth profile of GPT and are undertaken in line with prudent investment guidelines to ensure the risk profile of the Trust is not significantly increased. The returns from these sectors have been enhanced with the application of intensive management utilising the core skills available within the Lend Lease Group and have increased the medium-term growth outlook for Unitholders.

Over 2004 we will continue to focus on utilising our core skills to identify growth opportunities and to further enhance the performance of existing assets through active management and prudent expansion and development. GPT's strong balance sheet positions it well to take advantage of these opportunities.

With exposure to five major property sectors, GPT offers a truly diversified property exposure and access to a range of high quality assets across Australia. The Trust remains in a strong position to continue the growth trend established over the last six years and to improve both earnings and distributions for investors.

GPT's Property Portfolio



Cape Tribulation
Brisbane
Charlestown
Erina
Sydney
Wollongong
Woden
Hobart

- Retail
- Office
- Hotel/Tourism
- Industrial/Business Park
- Masterplanned Urban Communities

GPT NOW OWNS $7.6 BILLION OF RETAIL, OFFICE, HOTEL/TOURISM, INDUSTRIAL/BUSINESS PARK AND MASTERPLANNED URBAN COMMUNITY ASSETS THROUGHOUT AUSTRALIA. THESE ASSETS ARE DIVERSIFIED BY SECTOR AND GEOGRAPHY.

Sydney
Australia Square
Citigroup Centre
MLC Centre
Darling Park
HSBC Centre
179 Elizabeth Street
1 Farrer Place
Quad Business Park
7 Parkview Drive, Homebush Bay
11 Grand Avenue, Camellia
2-4 Harvey Road, Kings Park
15 Berry Street, Granville
19 Berry Street, Granville
Penrith Plaza
Macarthur Square
Carlingford Court
Forestway Shopping Centre
Homemaker City Bankstown
Homemaker City Castle Hill
IKEA Building, Prospect
Four Points by Sheraton Hotel
Rouse Hill

Wollongong
Wollongong Central

Canberra
10 & 12 Mort Street
Woden Plaza

Melbourne
530 Collins & 120 King Streets
The National, 800 Bourke Street
Melbourne Central
Citiwest Industrial Estate
Austrak Business Park
Dandenong Plaza
Parkmore Shopping Centre
Chirnside Park
Homemaker City Maribyrnong
Homemaker City Moorabbin
Homemaker City Epping

Yulara
Ayers Rock Resort

Darwin
Casuarina Square

Cape Tribulation
Cape Tribulation Resorts

Maroochydore
Sunshine Plaza
Twin Waters Resort

Brisbane
Riverside Centre
Brisbane Transit Centre
Black Ink House
Homemaker City Aspley
Homemaker City Cannon Hill
Homemaker City Mt Gravatt
Homemaker City Jindalee
Homemaker City Springwood
Homemaker City Underwood
Homemaker City Windsor
Homemaker City Fortitude Valley

Newcastle
Charlestown Square

Gosford
Erina Fair

Perth
Floreat Forum


NSW
QLD
VIC
Hornsby
Penrith
Macarthur
Campbelltown
Laverton

GPT's Property Portfolio



THE NATIONAL BUILDING, 800 BOURKE STREET, MELBOURNE, VIC

Value Breakdown by Portfolio



Retail 50%
Office 39%
Hotel/Tourism 7%
Industrial/Business Park 4%

Investment Value by State



NSW 52%
VIC 23%
ACT 6%
QLD 10%
WA 1%
NT 8%

Income Breakdown by Portfolio



Retail 50%
Office 37%
Hotel/Tourism 9%
Industrial/Business Park 4%

Five Year Performance Summary



Net Operating Income



Net Operating Income ($m)
450
400
350
300
250
200
150
100
50
0
1999
2000
2001
2002
2003

Distribution Per Unit



Distribution per unit (cpu)
21.5
21.0
20.5
20.0
19.5
19.0
18.5
18.0
1999
2000
2001
2002
2003

YEAR ENDED 31 DECEMBER		1999	2000	2001	2002	2003
Total assets	m	$4,779.7	$5,467.6	$6,343.8	$6,696.0	$7,695.1
Total liabilities	m	$923.9	$944.0	$1,505.1	$1,623.0	$2,379.6
Net assets	m	$3,855.8	$4,523.6	$4,838.7	$5,073.6	$5,315.5
Net operating income	m	$275.2	$317.0	$364.4	$386.1	$420.2
Units in issue	('000)	1,537,576	1,754,923	1,867,055	1,949,717	1,949,717
Distribution per unit	cents	19.1	19.3	19.7	20.4	21.2
Earnings per unit	cents	18.86	19.30	19.70	20.41	21.55
Underlying earnings growth		2.5%	2.3%	2.1%	3.6%	3.1%*
Borrowings as % of total assets		16.2%	13.9%	20.1%	20.3%	27.6%
Net asset backing per unit		$2.51	$2.53	$2.58	$2.60	$2.73
Closing market price at 31 December		$2.48	$2.77	$2.83	$2.97	$2.99
GPT one year return		-12.7%	20.1%	9.9%	12.8%	8.2%
LPT S&P/ASX 200 one year return		-5.0%	17.8%	15.0%	11.8%	8.8%
All Ordinaries one year return		16.1%	3.6%	10.1%	-8.1%	15.9%

* *Excludes the impact of a change to the Responsible Entity's fee structure in 2003.*

Retail Portfolio


SWISS

ERINA FAIR SHOPPING CENTRE, ERINA, NSW, COMPLETED IN NOVEMBER 2003

GPT's $3.8 billion Retail Portfolio consists of 786,000 sqm of regional, sub regional and community shopping centres and 203,000 sqm of Homemaker City centres. During 2003, over 133.2 million customer visits were recorded at GPT's shopping centres, and sales totalled $3.7 billion.

The Retail Portfolio is over 99% occupied, demonstrating the strong demand for space in GPT's centres. The Portfolio of shopping centres benefits from a reasonable level of occupancy costs (rent and outgoings), providing a sound basis for rental growth.

During 2003 the Retail Portfolio focused on two key areas for growth – management of existing assets to deliver continuous improvements in performance and expansion of the Portfolio to maximise long-term earnings growth. Major works were completed and progressed and planning for the next phase of development continued at a number of existing shopping centres across the Portfolio. Developments completed at Floreat Forum (WA) and Erina Fair (NSW) and underway at Melbourne Central will generate additional market share and provide stronger growth potential from these assets.

Performance

Income

During 2003 the Portfolio increased income by over 11%. Key contributors to this increased income were:

- increases in rents across GPT's shopping centres and Homemaker City centres;
- additional income from assets acquired over the past 18 months, including additional Homemaker City centres at Epping, Moorabbin and Fortitude Valley;
- the first full year of income from the $20 million (GPT's 50% share) Sunshine Plaza development, which was completed in December 2002 and delivered a first year yield of 9.4%;
- initial income from developments completed at Erina Fair in November 2003 and Floreat Forum in August 2003;
- the first full year of income from Penrith Plaza following the unwinding of the Joint Venture Investment Arrangement in October 2002. This gave GPT full entitlement to all income from the Centre and contributed to a 42% increase in income from this asset in 2003.

Retail Portfolio
Portfolio Value (by State)


NT 7%
NSW 48%
VIC 22%
QLD 10%
WA 3%
ACT 10%

Retail Portfolio
Classification of Retail Assets (by value)


Regional 61%
Sub Regional 16%
Neighbourhood 4%
CBD 8%
Homemaker 11%

THE RETAIL PORTFOLIO'S MISSION IS TO DELIVER OPTIMUM INVESTMENT PERFORMANCE THROUGH CUSTOMISED RETAIL EXPERIENCES.

Retail Sales

Sales productivity (sales per square metre) across GPT's shopping centres is high, with GPT's regional centres trading 5% above industry benchmarks. Across the regional centres, specialty sales average $8,755 per square metre. Total centre sales across the Portfolio increased by 2.9% and specialty sales by 4.1% (1.7% and 1.3% on a per square metre basis respectively) in the year to December 2003.

As shown in the graphs on the next page, the majority of GPT's shopping centres have sales productivity above industry averages and reasonable occupancy costs (retailers' cost of rent as a percentage of their sales), indicating potential for future rental growth. More importantly, this indicates the expansion potential of the Portfolio.

Valuations

Valuations across the Retail Portfolio contributed a net $216.0 million to reserves. Major increases came from Erina Fair (up $36.4 million after a major redevelopment) and Charlestown Square (up $51.4 million). In total, six Homemaker City centres and nine shopping centres were valued during the year.

Key Activities

Significant opportunities exist to improve the growth profile of the Retail Portfolio through an ongoing focus on the management and development of existing assets and through the acquisition and divestment of assets to ensure that the Portfolio retains quality assets that can meet the Trust's growth objectives.

During 2003, GPT acquired an additional Homemaker City asset, smaller assets adjacent to Penrith Plaza and Charlestown Square and expansion land adjacent to Homemaker City Castle Hill, securing future income growth opportunities for the Portfolio.

The Homemaker Portfolio, a sector GPT entered in November 2001, has now grown to a total of 14 centres with a value of close to $415 million. Over 2003 continued rental growth was achieved across this Portfolio and a new brand, Homemaker City, was launched. The returns achieved have exceeded original forecasts and demonstrate the success of active management in extracting value for investors.

GPT has high quality shopping centre assets. The vast majority are not only trading strongly, they are also the principal retail facilities in strongly growing trade areas. Opportunities to expand assets to take advantage of unserviced demand therefore exist throughout the Portfolio.

Retail Portfolio


GPT Retail Portfolio
Specialty Moving Annual Turnover ($/sqm Incl. GST)
December 2003
$/sqm
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
0
JHD Averages
Penrith Plaza
Charlestown Square
Erina Fair
Sunshine Plaza
Macarthur Square
GPT Regional Average
Woden Plaza
Wollongong Central
Dandenong Plaza
Melbourne Central Retail
Chirnside Park
Casuarina Square
Carlingford Court
Parkmore
Forestway
Floreat Forum


GPT Retail Portfolio
Specialty Occupancy Cost (incl. GST)
December 2003
21.0%
19.0%
17.0%
15.0%
13.0%
11.0%
9.0%
JHD Averages
Melbourne Central Retail
Dandenong Plaza
Erina Fair
Charlestown Square
Penrith Plaza
GPT Regional Average
Sunshine Plaza
Woden Plaza
Macarthur Square
Wollongong Central
Carlingford Court
Casuarina Square
Parkmore
Chirnside Park
Floreat Forum
Forestway

■ Regional Centres ▦ Regional Centres (impacted by development) ▦ Sub Regional Centres ▦ Neighbourhood Centres

With the completion of the major expansion at Erina Fair and significant progress on Melbourne Central through the year, management has progressed the next round of developments. Currently the Portfolio has over $700 million in developments underway or planned to commence in the next 12 months, with a total of $1 billion in developments identified over the next six years. These developments, which are forecast to increase earnings, include:

- A $245 million redevelopment of Melbourne Central's retail centre, which is making excellent progress. Construction began in December 2002, and at the end of 2003 the construction program was 65% complete. Interest from tenants has led to 80% of the Centre's income being committed well in advance of the completion date of December 2004 and exciting 'catalyst' retailers such as Tommy Hilfiger and G Star, being secured. The first stages of the development opened late in 2003 and further stages are on track to open progressively over 2004. The project has a target yield of 8.5%.
- At Macarthur Square a development application for a $160 million (GPT share $80 million) expansion has been approved by Campbelltown City Council. The works include the addition of approximately 29,000 sqm of retail space, including the expansion of leisure, entertainment and community facilities. The project is expected to commence in mid 2004 and to be complete at the end of 2005.
- Plans have also been submitted for a $130 million expansion at Penrith Plaza and for the Town Centre (approximately $300 million) that forms part of the Rouse Hill Regional Centre. Both projects are expected to commence in the next 18 months and to deliver a yield of 8% on cost.

These developments build on recent projects, including:

- A $40 million (GPT's share $20 million) development of Plaza Parade and expansion of the Riverwalk at Sunshine Plaza, which was opened in December 2002. The project achieved a 9.4% yield on cost in its first year of trading following completion.



SUNSHINE PLAZA, MAROOCHYDORE, QLD

- The $48 million redevelopment of Floreat Forum in Perth, which was completed in August 2003. The development included refurbishment of the existing Centre and the creation of a vibrant town centre and restaurant precinct.
- At Erina Fair, on the NSW Central Coast, a major expansion was completed ahead of schedule in November 2003. The expansion included a new specialty food precinct anchored by a Coles Supermarket, a new leisure and homewares precinct and a Town Square surrounded by leisure and community facilities, including cinemas and restaurants. The total cost of $212 million (GPT's share $106 million) is expected to provide a yield in excess of the targeted 8.5% and already the Centre is trading exceptionally well, with December sales well up on the previous year.

Smaller projects at Chirnside Park (where a $3.5 million foodhall remix was completed in May) and Forestway (where a $4.7 million upgrade is underway), were also progressed over 2003.

Research and planning for the future evolution of other assets, including Wollongong Central and Charlestown Square, is currently underway.

Outlook

We expect retail sales growth to moderate over 2004. This reflects an expected softening in the housing sector, which should temper demand for household durables, and historically low household saving ratios which limit further spending growth. However, the slowing in turnover growth is not expected to be severe, with a strong domestic economy, high level of employment, real wage growth, and a strong Australian dollar all providing a positive influence.

The reasonable level of occupancy costs across GPT's shopping centres compared to industry benchmarks provides opportunity for the Portfolio to continue to grow income. The Retail Portfolio will also benefit in 2004 from the first full year of income from the Erina Fair and Floreat Forum developments. The significant development program underway, planned future developments and opportunities in the Homemaker Portfolio will underpin further earnings growth for Unitholders.

Retail Portfolio







	CARLINGFORD COURT	CASUARINA SQUARE*	CHARLESTOWN SQUARE*
	Carlingford Court is located approximately 20 kilometres north-west of the Sydney CBD. This Centre has a loyal customer base in a high income area. The Centre has a department and discount department store, two supermarkets, health club and is convenience focused, with a strong social and neighbourhood feel.	Casuarina Square is the premier shopping destination of Darwin and the Northern Territory. The popularity of the Centre is evidenced by the fact that the average number of visits per week is greater than the population of Darwin. The Centre's seven-screen cinema complex provides a powerful entertainment component to complement an extensive retail offer, which includes two discount department stores and two supermarkets.	Charlestown Square, located in the Newcastle region of NSW, is one of the most productive regional centres in Australia. The unique offer of Charlestown Square includes the only Myer department store in the Hunter region, two discount department stores and two supermarkets.
Key information			
Location	Sydney, NSW	Darwin, NT	Newcastle, NSW
Acquired	Jul 1996	Oct 1973	**Dec 1977
GPT ownership	100%	100%	100%
Co-owner			
Gross lettable area	Retail 29,000 sqm	Retail 50,700 sqm	Retail 50,000 sqm
	Office 200 sqm	Office 1,400 sqm	Office 800 sqm
	Other (health club) 3,600 sqm	Other (service station) 500 sqm	Other (service station) 500 sqm
	Total 32,800 sqm	Total 52,600 sqm	Total 51,300 sqm
Car parking spaces	1,400	2,400	2,562
Annual sales turnover	$166.2m	$268.7m	$288.5m
Sales turnover (per sqm)	Specialties $7,572	Specialties **$7,703	Specialties **$9,685
	Total centre $5,295	Total centre **$6,086	Total centre **$6,233
Occupancy costs	Specialties 14.5%	Specialties **14.2%	Specialties **15.0%
	Total centre 8.9%	Total centre **9.6%	Total centre **9.4%
Net income to GPT	$11.4m	$20.7m	$22.8m
GPT book value	$135.1m	$266.4m	$338.2m
Valuation	$132.5m	$264.0m	$325.0m
Valuation date	31 Mar 2002	30 Sep 2002	30 Sep 2003
Valuation method	1. 10 year dcf at 11.0% using terminal cap rate of 9.25%	1. 10 year dcf at 10.75% using terminal cap rate of 8.75%	1. 10 year dcf at 9.75% using terminal cap rate of 7.00%
	2. Current cap rate of 8.75%	2. Current cap rate of 8.25%	2. Current cap rate of 6.75%
Occupancy	Retail 100%	Retail 99%	Retail 100%
		Office 40%	
Number of specialty stores	101	192	181
Tenant distribution	% GLA (Retail)	% GLA (Retail)	% GLA (Retail)



16%
28%
19%
12%
25%

- Department store
- Discount department store
- Supermarket
- National specialty
- Other specialty



8%
7%
29%
35%
21%

- Discount department store
- Supermarket
- National specialty
- Other specialty
- Cinemas



11%
26%
26%
9%
28%

- Department store
- Discount department store
- Supermarket
- National specialty
- Other specialty

* Including Monterey House.
** Casuarina Square only.

* Including 132-138 Pacific Highway and Charlestown Convenience Centre.
** Charlestown Square only.

www.carlingfordcourt.com

www.casuarinasquare.com.au

www.charlestownsquare.com.au



CHIRNSIDE PARK

Chirnside Park is a sub regional shopping centre situated in Chirnside Park, north-east of Melbourne. The Centre, which incorporates two discount department stores and three supermarkets, provides the best convenience offer in the north-eastern region of Melbourne. The Centre is also complemented by an eight-screen cinema complex which opened mid 2001.

Melbourne, VIC
Jul 1996
100%

Retail	36,800 sqm
Other (service station)	1,000 sqm
Total	37,800 sqm

2,071
$203.6m

Specialties	$7,746
Total centre	$6,625
Specialties	13.0%
Total centre	6.0%

$11.1m
$132.3m
$132.0m
31 Mar 2003
1. 10 year dcf at 10.0% using terminal cap rate of 8.75%
2. Current cap rate of 8.25%

Retail	100%

116
% GLA (Retail)



13%
35%
18%
10%
24%

- Discount department store
- Supermarket
- Cinemas
- National specialty
- Other specialty

www.chirnsidepark.com



DANDENONG PLAZA

Located in south-east Melbourne, Dandenong Plaza was officially opened in July 1995 following its redevelopment which began in 1993. Kmart was added to the Centre in 1997, enhancing a broad offering of major retailers which includes a Myer department store and a 10-screen cinema complex.

Melbourne, VIC
Dec 1993
100%

Retail	62,700 sqm
Other (car wash)	400 sqm
Total	63,100 sqm

3,235
$216.8m

Specialties	$6,011
Total centre	$3,859
Specialties	15.8%
Total centre	10.3%

$17.0m
$205.1m
$205.0m
30 Sep 2003
1. 10 year dcf at 10.0% using terminal cap rate of 8.75%
2. Current cap rate of 8.0%

Retail	99%

174
% GLA (Retail)



8%
24%
29%
20%
7%
12%

- Department store
- Discount department store
- Supermarket
- Cinemas
- National specialty
- Other specialty

www.dandenongplaza.com.au



ERINA FAIR

Located on the NSW Central Coast near Gosford, Erina Fair is situated in one of the fastest growing regions in Australia and is one of Australia's most productive large retail centres. The Centre's innovative campus style includes over 300 specialty shops, bulk retail, lifestyle and restaurant precincts, a substantial Town Square precinct and an eight-screen cinema complex. A major expansion was completed in November 2003 and has consolidated the Centre's position as the leading retail and leisure destination on the Central Coast.

Central Coast, NSW
Jun 1992
50%
Australian Prime Property Fund

Retail	96,200 sqm
Other#	8,000 sqm
Total	104,200 sqm

4,600
$449.1m

Specialties	$8,935
Total centre	$6,161
Specialties	15.2%
Total centre	8.3%

$14.2m
$334.5m
*$323.7m
30 Sep 2003
1. 10 year dcf at 9.75% using terminal cap rate of 7.0%
2. Current cap rate of 6.75%

Retail	100%

309
% GLA (Retail)



16%
13%
17%
11%
39%
4%

- Department store
- Discount department store
- Supermarket
- Cinemas
- National specialty
- Other specialty

\# Car wash, health club, ice rink.
* Includes adjoining land.

www.erinafair.com.au

Retail Portfolio

  

FLOREAT FORUM

Floreat Forum is situated in the suburb of Floreat, approximately six kilometres west of the Perth CBD. The Centre's focus is on convenience shopping with two supermarkets as major tenants. A major redevelopment of the Centre which included the expansion of both supermarkets, specialty remixing, the addition of a health club, extra car parking and a new Town Square precinct incorporating restaurant and homeware outlets, was completed in 2003.

FORESTWAY SHOPPING CENTRE

Forestway Shopping Centre is a convenience shopping centre situated in the suburb of Frenchs Forest, approximately 15 kilometres north of the Sydney CBD. A minor upgrade of the Centre will be completed in early 2004. The Centre comprises Woolworths and Franklins supermarkets and approximately 40 specialty stores.

MACARTHUR SQUARE

Macarthur Square is located in Campbelltown, 50 kilometres south-west of the Sydney CBD, in an area of strong population growth. The Centre is the only regional centre in its trade area and enjoys a strong trading position. Development approval has been received for a major extension of Macarthur Square, which will further consolidate its strong market position.

Key information

	Floreat Forum	Forestway Shopping Centre	Macarthur Square
Location	Perth, WA	Sydney, NSW	Sydney, NSW
Acquired	Jul 1996	Jul 1996	Dec 1999
GPT ownership	100%	100%	50%
Co-owner			Australian Prime Property Fund
Gross lettable area	Retail 16,800 sqm Other* 2,100 sqm Total 18,900 sqm	Retail 8,100 sqm Office 800 sqm Other (service station) 600 sqm Total 9,500 sqm	Retail 58,000 sqm Office 500 sqm Other* 4,300 sqm Total 62,800 sqm
Car parking spaces	925	380	2,600
Annual sales turnover	$84.2m	$65.2m	$323.5m
Sales turnover (per sqm)	Specialties $5,066 Total centre $6,074	Specialties $7,723 Total centre $9,313	Specialties $8,760 Total centre $5,844
Occupancy costs	Specialties 14.7% Total centre 8.0%	Specialties 12.4% Total centre 7.2%	Specialties 14.2% Total centre 8.7%
Net income to GPT	$6.0m	$4.1m	$11.4m
GPT book value	$95.4m	$48.8m	$167.5m
Valuation	$72.4m	$39.0m	$165.0m
Valuation date	30 Jun 2002	30 Sep 2001	30 Sep 2003
Valuation method	1. 10 year dcf at 10.5% using terminal cap rate of 9.25% 2. Current cap rate of 8.75%	1. 10 year dcf at 11.75% using terminal cap rate of 10.25% 2. Current cap rate of 9.75%	1. 10 year dcf at 9.75% using terminal cap rate of 7.25% 2. Current cap rate of 6.75%
Occupancy	Retail 99%	Retail 100%	Retail 100% Office 93%
Number of specialty stores	90	43	172
Tenant distribution	% GLA (Retail)	% GLA (Retail)	% GLA (Retail)


40%
24%
36%

■ Supermarket
■ National specialty
■ Other specialty

* Service station, health club.

www.floreatforum.com.au


26%
49%
25%

■ Supermarket
■ National specialty
■ Other specialty

www.forestway.com.au


11%
21%
15%
14%
9%
30%

■ Department store
■ Discount department store
■ Supermarket
■ Cinemas
■ National specialty
■ Other specialty

* Bowling alley, hotel, service station.

www.macarthursquare.com



MELBOURNE CENTRAL	PARKMORE SHOPPING CENTRE	PENRITH PLAZA*
Melbourne Central's retail component is undergoing a major redevelopment, scheduled for completion in late 2004. The development will transform an inward facing shopping centre into an outward retail experience and incorporates some of the distinctive characteristics of Melbourne. On completion, the Centre will include a 12-screen cinema complex, which will anchor a leisure and entertainment precinct. For information on the office component of Melbourne Central, refer to p26.	Parkmore Shopping Centre is located approximately 30 kilometres south-east of the Melbourne CBD, in the suburb of Keysborough. Parkmore is a convenience-based shopping centre with a particularly strong food component, with two supermarkets and two discount department stores as major tenants.	Penrith Plaza is a regional shopping centre located in the heart of Penrith, just one hour drive west of the Sydney CBD. In the 32 years that GPT has owned the Centre, it has undergone two redevelopments, ensuring it continues to meet the needs of this dynamic region. The Centre includes a Myer department store, two discount department stores, a 10-screen cinema complex and two supermarkets. A development application has been lodged for a major expansion which will further consolidate the Centre's strong market position.
Melbourne, VIC	Melbourne, VIC	Sydney, NSW
May 1999	Jul 1996	Penrith Plaza Jun 1971 Riley Square Jun 1994 Borec House Jul 2002
100%	100%	100%
Retail *n/a Office (NLA) 65,300 sqm Total 65,300 sqm	Retail 35,900 sqm	Retail 70,000 sqm Office 5,700 sqm Other (hotel) 1,800 sqm Total 77,500 sqm
1,576	2,648	3,000
*$66.4m	$183.2m	$412.8m
Specialties *$5,831	Specialties $5,719	Specialties **$10,886
Total centre *$5,863	Total centre $5,416	Total centre **$6,780
Specialties *18.8%	Specialties 14.1%	Specialties **14.7%
Total centre *18.1%	Total centre 6.7%	Total centre **9.5%
**$18.8m	$9.7m	$36.0m
$585.8m	$101.1m	$538.3m
$465.0m	$95.0m	Penrith Plaza **$505.0m Riley Square $15.3m
30 Sep 2001	31 Mar 2001	30 Sep 2003
***1. 10 year dcf at 10.0% using terminal cap rate of 8.25%	1. 10 year dcf at 11.0% using terminal cap rate of 10.0%	**1. 10 year dcf at 9.5% using terminal cap rate of 6.75%
***2. Current cap rate of 10.13%	2. Current cap rate of 9.5%	**2. Current cap rate of 6.75%
Retail *n/a Office 89%	Retail 99%	Retail 100% Office 41%
*n/a	121	218
% GLA (Retail)	% GLA (Retail)	% GLA (Retail)

The tenant distribution cannot be determined as the major redevelopment involves the reconfiguration of a large amount of the Centre's space and the relocation of the majority of specialty stores.

* Melbourne Central is currently undergoing a major redevelopment, which involves the reconfiguration of a large amount of the Centre's space and the relocation of the majority of specialty stores.
** Income is being underpinned by the termination payment received from Daimaru.
*** Retail component only.



12%
41%
19%
28%

- Discount department store
- Supermarket
- National specialty
- Other specialty



10%
29%
23%
8%
7%
23%

- Department store
- Discount department store
- Supermarket
- Cinemas
- National specialty
- Other specialty

* Including Penrith Plaza, Riley Square, Borec House, 557 High Street and Red Cow land.
** Penrith Plaza only.

www.melbournecentral.com.au

www.parkmoreshopping.com

www.penrithplaza.com.au

Retail Portfolio







SUNSHINE PLAZA*

Sunshine Plaza is located in Maroochydore, Queensland and the Centre's unique Riverwalk area reflects the relaxed outdoor lifestyle of Queensland's Sunshine Coast. A major expansion was completed in 2002. The development included the addition of a Woolworths supermarket, new convenience-based specialties, a new leisure and restaurant precinct and the expansion of the cinemas from six to 12 screens to complement the Centre's leisure and lifestyle offer.

WODEN PLAZA*

Woden Plaza, owned by GPT since 1986, is the dominant shopping centre in the Woden Valley of Canberra. An extensive redevelopment was completed in November 1999 and a further expansion, including an eight-screen cinema complex, was completed in June 2001. In May 2002, Dick Smith Powerhouse was added to the Centre, adjacent to the cinema complex.

WOLLONGONG CENTRAL

Wollongong Central is located in the CBD of Wollongong, Australia's ninth largest city, which is approximately 90 kilometres south of Sydney. The Centre includes a Myer department store, David Jones homeware store, supermarket, health club and more than 140 specialty shops.

Key information

Key information	Sunshine Plaza*		Woden Plaza*		Wollongong Central	
Location	Maroochydore, QLD		Canberra, ACT		Wollongong, NSW	
Acquired	**Dec 1992		**Feb 1986		Crown Central	Jul 1996
					Gateway	Oct 1998
GPT ownership	JVIA/50%**		100%		100%	
Co-owner	Australian Prime Property Fund					
Gross lettable area	Retail	70,600 sqm	Retail	64,400 sqm	Retail	33,100 sqm
	Office	1,700 sqm	Office	6,300 sqm	Office	3,600 sqm
	Other (tavern)	700 sqm	Other (health club)	700 sqm	Other (health club)	2,600 sqm
	Total	73,000 sqm	Total	71,400 sqm	Total	39,300 sqm
Car parking spaces	3,478		2,700		1,470	
Annual sales turnover	$398.6m		$383.0m		$164.6m	
Sales turnover (per sqm)	Specialties	**$8,868	Specialties	**$8,380	Specialties	$7,982
	Total centre	**$6,688	Total centre	**$6,638	Total centre	$5,282
Occupancy costs	Specialties	**14.5%	Specialties	**14.2%	Specialties	14.0%
	Total centre	**9.2%	Total centre	**8.2%	Total centre	9.8%
Net income to GPT	$9.4m		$29.6m		$12.6m	
GPT book value	$180.5m (includes JVIA deposits)		$387.1m		$157.5m	
Valuation	***$167.3m		**$375.0m		$157.0m	
Valuation date	30 Sep 2003		31 Mar 2003		30 Sep 2003	
Valuation method	**1. 10 year dcf at 9.75% using terminal cap rate of 7.25%		**1. 10 year dcf at 10.0% using terminal cap rate of 7.75%		1. 10 year dcf at 10.25% using terminal cap rate of 8.75%	
	**2. Current cap rate of 6.75%		**2. Current cap rate of 7.5%		2. Current cap rate of 8.25%	
Occupancy	Retail	100%	Retail	100%	Retail	100%
	Office	69%	Office	100%	Office	100%
Number of specialty stores	251		222		144	
Tenant distribution	% GLA (Retail)		% GLA (Retail)		% GLA (Retail)	



16%
18%
19%
14%
7%
26%

- Department store
- Discount department store
- Supermarket
- Cinemas
- National specialty
- Other specialty

* Including Horton Parade, Plaza Parade and Maroochydore Superstore Plaza.
** Sunshine Plaza only.
*** Value of GPT's interest in Sunshine Plaza plus Plaza Parade.

www.sunshineplaza.com



12%
21%
13%
11%
6%
37%

- Department store
- Discount department store
- Supermarket
- Cinemas
- National specialty
- Other specialty

* Including Bonner House.
** Woden Plaza only.

www.wodenplaza.com.au



15%
42%
6%
37%

- Department store
- Supermarket
- National specialty
- Other specialty

www.wollongongcentral.com.au



HOMEMAKER CITY PORTFOLIO

The Homemaker City Portfolio consists of 14 Homemaker centres located in south-east Queensland, Melbourne and Sydney. The assets are valued at close to $415 million and have high occupancy levels (currently 99%). Major retail categories represented across the Portfolio include Furniture and Homewares (46%), Electrical/Whitegoods/Computers (12%) and Bedding (13%). Major retailers include Harvey Norman, Freedom Furniture, Dick Smith Powerhouse, Barbeques Galore, IKEA and Forty Winks. The top 10 national retailers in the Portfolio account for 42% of GLA. Since acquisition of the original assets in November 2001, GPT has added Homemaker City Fortitude Valley in Brisbane, Homemaker City Moorabbin and Homemaker City Epping in Melbourne.

Centre name	*State*	*Gross lettable area * (sqm)*	*Number of tenants*	*Car parking spaces*
Homemaker City Bankstown	NSW	18,600^	24	321
Homemaker City Castle Hill	NSW	11,800^^	40	253
IKEA Building, Prospect	NSW	7,100	1	200
Homemaker City Epping***	VIC	22,300	24	680
Homemaker City Maribyrnong	VIC	21,600	18	500
Homemaker City Moorabbin**	VIC	14,000	11	386
Homemaker City Aspley	QLD	22,800	51	506
Homemaker City Cannon Hill	QLD	8,600	10	600
Homemaker City Mt Gravatt	QLD	10,500	11	290
Homemaker City Jindalee	QLD	22,000^^^	51	604
Homemaker City Springwood	QLD	10,600	11	240
Homemaker City Underwood	QLD	10,300#	6	246
Homemaker City Windsor	QLD	9,500	10	142
Homemaker City Fortitude Valley	QLD	13,200	14	318
TOTAL		202,900	282	5,286
Acquired:	Nov 2001			
GPT ownership:	100%			
Net income to GPT:	$32.2m			
GPT book value:	$414.4m			
Occupancy:	99%			

* Rounded to nearest 100 sqm.
** Acquired in July 2002.
*** Acquired in August 2003.
^ Includes 1,650 sqm of office space.
^^ Includes 900 sqm of office space.
^^^ Includes 300 sqm of office space.
# Includes 1,400 sqm of office space.

Portfolio Value (by State)


21%
50%
29%

■ QLD
■ VIC
□ NSW

Major Retail Categories


29%
46%
12%
13%

■ Furniture & Homewares
■ Bedding
■ Electrical, Whitegoods & Computers
■ Other

www.homemakercity.com.au

Office Portfolio



1 FARRER PLACE, SYDNEY, NSW

GPT's Office Portfolio is spread across four capital cities and comprises over 478,000 sqm of office space and over 21,500 sqm of associated retail space. Valued at over $2.9 billion, GPT's Office Property Portfolio is one of the largest of any listed property trust in Australia.

Performance

Income

During 2003 the Portfolio increased income by close to 4%. Key contributors to this increased income were:

- an increase in income from the Citigroup Centre in Sydney following significant leasing over 2002;
- leasing successes at the Riverside Centre (Brisbane), and HSBC Centre (Sydney) over 2002 and the recovery of GST from a major lease at Melbourne Central;
- the completion of the first of the two National Buildings at Victoria Harbour in Melbourne (October 2003) and the acquisition of an interest in 1 Farrer Place in Sydney (December 2003);
- increases in rents across a number of assets, including Darling Park, the HSBC Centre, the MLC Centre and the Citigroup Centre.

Valuations

A number of office assets were revalued during 2003. Whilst valuations for 530 Collins and 120 King Street, Darling Park and 10 & 12 Mort Street resulted in small reductions in reserves, increases at the Citigroup Centre and 179 Elizabeth Street, resulted in a net increase in reserves of $16.4 million across the Office Portfolio.

Rent Reviews

During 2003, GPT achieved reviews generally in line with forecasts, despite the soft office markets. Rental growth is likely to be moderate in the short term, however GPT's Portfolio retains good opportunities for income growth.

Leasing

Over 47,000 sqm was leased or renewed across GPT's office assets over 2003. Leases over 13,000 sqm reduced short-term vacancy at Australia Square and leases to Accenture and Wilson Parking at Melbourne Central reduced vacancy at this asset. This was a positive result in a slow leasing market.

GPT's Office Portfolio finished the year with occupancy above the market average, reflective of a strong focus on leasing, which is being maintained to reduce the impact of current and short-term expiry on future income.

Key Activities

During 2003, GPT continued its focus on intensive management to maintain high occupancy, a balanced expiry profile and diversity and security of income. The quality of the Portfolio was also improved through acquisitions and developments.

Office Portfolio
Portfolio Value (by State)


ACT 2%
QLD 10%
NSW 61%
VIC 27%

Office Portfolio
Lease Expiry (by Area)


% NLA
6.2%
11.5%
12.1%
10.6%
5.8%
8.5%
45.2%
Vacant
2004
2005
2006
2007
2008
Beyond
Year Ending December

THE OFFICE PORTFOLIO'S MISSION IS TO DELIVER OPTIMUM INVESTMENT PERFORMANCE THROUGH INTENSIVE ASSET MANAGEMENT AND CONTINUOUS UPGRADING OF THE PORTFOLIO TO CONTEMPORARY ASSETS IN STRONG MARKETS.

In December, GPT acquired a 25% interest in 1 Farrer Place, a premium quality office asset located in the heart of Sydney's financial district. The asset includes the Governor Phillip and Governor Macquarie Towers, the Phillip Street terraces and parking for over 650 cars. It is anticipated to deliver a year one yield of 6.6% on the cost of $240 million (before acquisition costs) and to provide future income growth. The asset is currently 100% leased, with over 85% of the space leased to the State Government and major corporate tenants.

In Melbourne, the first of the two National Australia Bank buildings at Victoria Harbour was completed in October 2003. The second building will be complete in July 2004. The buildings have been leased for 12 years from completion, providing an initial yield of 8% on the cost of $242 million.

Opportunities have been progressed to maintain the attractiveness to tenants of the Office Portfolio's assets:

- At Australia Square in Sydney, a $12 million (GPT's share $6 million) upgrade of the exterior of the Plaza Building and common areas will be complete in early 2004. The works will assist in leasing following the expiry of Lend Lease's tenancy at the end of 2003. An extension over 17,000 sqm of the Lend Lease space provides income until September 2004.
- At Melbourne Central, $5.5 million will be spent enhancing the lobby and street presence and improving the connection to the upgraded retail centre.

GPT's Office Portfolio has occupancy of 94% and is let to a wide range of quality tenants. The Portfolio has a weighted average unexpired lease term of 5.5 years and weighted average age of building services of 8.6 years, indicating security of income and a limited requirement for capital expenditure.

Outlook

The office markets have remained subdued over 2003 but are anticipated to improve over the course of 2004. Greater business activity domestically and continued recovery in the international economic climate will assist office market fundamentals in the medium term.

The current development phase across each market will determine the extent to which investors benefit from a recovery, with markets such as the Melbourne CBD at greater risk of excess supply. Rising lease incentives over the past two years should stabilise in a competitive leasing market, limiting the opportunities for short-term rental growth.

GPT's Office Portfolio remains well positioned, with strong underlying fundamentals and limited exposure to vacancy in the Melbourne market. The opportunity to capture rental growth through predetermined increases under fully structured leases across approximately 22% of the Portfolio and limited vacancy and short-term expiry will underpin short-term performance. However, the level of income growth over 2004 will be dependent on success in leasing across the Portfolio and the strength and timing of the office market recovery.

Office Portfolio



AUSTRALIA SQUARE

One of Sydney's most enduring prime office properties, Australia Square is situated in the heart of Sydney's CBD. The complex comprises a 48-level circular Tower and the smaller 13-level Plaza Building. The external Plaza courtyard is a feature of this landmark building. Major upgrade works to the public areas and to the Plaza building will be complete in 2004.

800 BOURKE STREET*

Stage 1 of this contemporary development located in the emerging Docklands precinct in Melbourne, achieved completion in October 2003 with Stage 2 scheduled for completion in July 2004. This asset embodies key design elements of the workplace of the future such as open atria, operable windows, and extensive use of natural light.

BRISBANE TRANSIT CENTRE

The Brisbane Transit Centre is located adjacent to the Brisbane Roma Street railway station and interstate coach terminal. It is a mixed-use facility comprising two office towers, a 191-room Holiday Inn Hotel, a car park, a medical centre and several retail areas.

Key information	Australia Square	800 Bourke Street	Brisbane Transit Centre
Location	Sydney, NSW	Melbourne, VIC	Brisbane, QLD
Acquired	Sep 1981	Oct 2003	Nov 1997
GPT ownership	50%	100%	50%
Co-owner	Deutsche Office Trust		Australian Prime Property Fund
Net lettable area	Tower Building 42,300 sqm Plaza Building 10,200 sqm Retail 1,100 sqm Total 53,600 sqm	Office 34,000 sqm Retail 700 sqm Total 34,700 sqm	Office 30,000 sqm Retail 2,900 sqm Total 32,900 sqm
Site area	5,545 sqm	5,395 sqm	1.784 hectares
Typical floor plate	*1,032 sqm	3,950 sqm	East Tower 1,030 sqm West Tower 2,095 sqm
Hotel rooms			191
Car parking spaces	400	69	766
Net income to GPT	$13.7m	$2.1m	$5.1m
GPT book value	$179.5m	$119.4m	$51.1m
Valuation	$176.25m	**	$51.125m
Valuation date	30 Jun 2002	**	31 Dec 2003
Valuation method	*1. 10 year dcf at 10.0% using terminal cap rate of 7.75% *2. Current cap rate of 7.50%	**	*1. 10 year dcf at 10.0% using terminal cap rate of 10.25% *2. Current cap rate of 9.75%
Occupancy	Office 84% Retail 100%	Office 100%	Office 100% Retail 82%
Lease expiries			


48%
5%
9%
7%
5%
12%
% NLA (Office)
2004
2005
2006
2007
2008
Beyond
Year Ending December

* Tower only.


100%
0%
0%
0%
0%
0%
% NLA (Office)
2004
2005
2006
2007
2008
Beyond
Year Ending December

* Stage 1 only.
** Valuation will be conducted in March 2004.


100%
0%
0%
0%
0%
0%
% NLA (Office)
2004
2005
2006
2007
2008
Beyond
Year Ending December

* Towers only.






CITIGROUP CENTRE	530 COLLINS & 120 KING STREETS	DARLING PARK	179 ELIZABETH STREET
The Citigroup Centre at 2 Park Street is a landmark premium-grade office building located on the corner of George and Park Streets, Sydney. Completed in 2000, the 47-level building has upper levels that command expansive city and harbour views.	530 Collins Street is an imposing 38-level premium-grade Melbourne CBD office tower incorporating a large internal atrium and the ASX Investor Centre. 120 King Street is a classic bluestone and brick construction which was built in 1914 and has been upgraded to modern standards.	Darling Park is a landmark commercial and retail complex located on Darling Harbour, Sydney, fronting Cockle Bay. The asset is comprised of two premium-grade office buildings and a retail and entertainment complex, known as Cockle Bay Wharf. The two towers and Cockle Bay Wharf are connected by plazas, galleries, business lounges and conference facilities.	179 Elizabeth Street is a modern 16-level A-grade property in Sydney which commands harbour views over Hyde Park and is home to the Tattersalls Club of Sydney. The upper floors are stepped back from Elizabeth Street, creating expansive balconies which are an attractive feature of the property.
Sydney, NSW	Melbourne, VIC	Sydney, NSW	Sydney, NSW
Dec 2001	Jul 1996	Jun 2000	Sep 1998
50%	100%	50%	100%
Macquarie Office Trust		Ronin Property Group AMP Australian Core Property Fund	
Office 73,400 sqm Retail 500 sqm Total 73,900 sqm	530 Collins Street Office 67,900 sqm 530 Collins Street Retail 100 sqm 120 King Street Office 2,800 sqm 120 King Street Retail 900 sqm Total 71,700 sqm	Tower 1 Office 51,200 sqm Tower 2 Office 51,000 sqm Tower 1 and 2 Retail 1,600 sqm Cockle Bay Wharf 8,200 sqm Total 112,000 sqm	Office 14,200 sqm Retail 800 sqm Total 15,000 sqm
8,087 sqm	530 Collins Street 5,395 sqm 120 King Street 1,573 sqm	38,464 sqm	1,814 sqm
1,770 sqm	530 Collins Street 1,311 sqm 120 King Street 859 sqm	*1,900 sqm	1,572 sqm
256	356	717	107
$19.5m	$24.4m	**$35.1m	$4.2m
$286.5m	$320.2m	$464.7m	$81.5m
$287.5m	$320.0m	$465.0m	$81.0m
31 Dec 2003	30 Sep 2003	1 April 2003	30 Sep 2003
1. 10 year dcf at 9.5% using terminal cap rate of 7.25% 2. Current cap rate of 7.0%	1. 10 year dcf at 9.25% using terminal cap rate of 7.75% 2. Current cap rate of 7.25%/8.0% (based on est. effective market rents)	*1. 10 year dcf at 9.75%/9.5% using terminal cap rate of 7.0% *2. Current cap rate of 6.75%	1. 10 year dcf at 10.0% using terminal cap rate of 8.0% 2. Current cap rate of 7.75%
Office 98%	Office 94%	Office *100% Retail *97% Retail (Cockle Bay Wharf) 100%	Office 45%


% NLA (Office)
1% 1% 11% 0% 10% 75%
2004 2005 2006 2007 2008 Beyond
Year Ending December


% NLA (Office)
4% 2% 0% 3% 10% 75%
2004 2005 2006 2007 2008 Beyond
Year Ending December


% NLA (Office)
6% 0% 0% 0% 25% 69%
2004 2005 2006 2007 2008 Beyond
Year Ending December


% NLA (Office)
0% 2% 10% 9% 12% 12%
2004 2005 2006 2007 2008 Beyond
Year Ending December

* Tower 1/Tower 2.
** Income includes top-up facility of $0.7m.

Office Portfolio



1 FARRER PLACE

1 Farrer Place is located in the heart of the financial core of Sydney's CBD. The complex incorporates the Governor Phillip and Governor Macquarie Towers and the Phillip Street terraces. It is arguably one of the pre-eminent premium-quality commercial office developments in Australia, constructed in 1993/94 to the highest specifications. The towers consist of 85,000 sqm of office space over 64 and 41 levels respectively. Exceptional harbour and city views provide an added attraction to the building.

HSBC CENTRE

Located on the corner of George and Bathurst Streets in Sydney, the HSBC Centre at 580 George Street is a striking Art Deco-style tower. The complex includes 33 levels of contemporary office space and a retail precinct which is linked by a pedestrian underpass to Town Hall railway station. The retail precinct includes a Coles Express supermarket and a medical centre.

MELBOURNE CENTRAL

Melbourne Central is a landmark office and retail property, located in the Melbourne CBD. The Tower is a 51-level office tower located adjacent to Melbourne Central's retail component. Opened in 1991, it is occupied by blue chip tenants, including BP, Ericsson, Accenture and Telstra. A major refurbishment and extension of the main lobby is currently underway and is due for completion in 2004.

For information on the retail component of Melbourne Central, refer to p19.

Key information

	1 Farrer Place	HSBC Centre	Melbourne Central
Location	Sydney, NSW	Sydney, NSW	Melbourne, VIC
Acquired	Dec 2003	Jul 1996	May 1999
GPT ownership	25%	100%	100%
Co-owner	Deutsche Office Trust Australian Prime Property Fund		
Net lettable area	Office 86,600 sqm Retail 300 sqm Total 86,900 sqm	Tower building 37,200 sqm Retail 4,200 sqm Total 41,400 sqm	Office 65,300 sqm Retail^ 900 sqm Total 66,200 sqm
Site area	5,456 sqm	3,567 sqm	26,063 sqm
Typical floor plate	1,350 sqm	1,233 sqm	*1,529 sqm
Car parking spaces	654	141	1,576
Net income to GPT	*$0.6m	$16.9m	*$25.4m
GPT book value	$257.6m	$224.7m	$585.8m
Valuation	$239.75m	$214.0m	$465.0m
Valuation date	30 Sep 2003	31 Mar 2001	30 Sep 2001
Valuation method	1. 10 year dcf at 9.25% using terminal cap rate of 7.0%-7.25% 2. Current cap rate of 6.5%-6.75%	1. 10 year dcf at 10.5%/10.25% using terminal cap rate of 8.25% 2. Current cap rate of 7.5%/7.75% (based on est. effective market rents)	1. 10 year dcf at 10.25% using terminal cap rate of 8.25% 2. Current cap rate of 7.9%
Occupancy	Office 100%	Office 96% Retail 100%	Office 89% Retail **n/a
Lease expiries			



% NLA (Office)
15%
1%
22%
7%
0%
56%
2004
2005
2006
2007
2008
Beyond
Year Ending December



% NLA (Office)
15%
39%
18%
5%
4%
14%
2004
2005
2006
2007
2008
Beyond
Year Ending December



% NLA (Office)
3%
25%
0%
13%
11%
37%
2004
2005
2006
2007
2008
Beyond
Year Ending December

* Acquired in December 2003.

* Office only.

** Melbourne Central is currently undergoing a major redevelopment, which involves the reconfiguration of a large amount of the Centre's space and the relocation of the majority of specialty stores.

^ Retail space in office tower.



MLC CENTRE

The MLC Centre dominates the Sydney skyline, and is located in the core of the CBD adjacent to the major city shopping precinct. The Centre comprises a 67-level tower, an extensive retail complex, a large carpark and also incorporates the Theatre Royal. The retail precinct comprises a foodcourt, a strong representation in the international brand label fashion market, and the Harvey Norman Technology Superstore.

Sydney, NSW
Apr 1987
50%
Queensland Investment Corporation

Office	68,900 sqm
Retail	5,600 sqm
Total	74,500 sqm

8,146 sqm
1,220 sqm

300
$22.6m
$306.8m
$298.5m
31 Mar 2001
1. 10 year dcf at 10.25%/10.75% using terminal cap rates of 7.5%/8.5%
2. Current cap rates of 7.0%/8.0%

Office	94%
Retail	100%



% NLA (Office)
9%
18%
17%
10%
6%
34%
2004
2005
2006
2007
2008
Beyond
Year Ending December



10 & 12 MORT STREET

10 & 12 Mort Street consists of two adjoining modern A-grade office buildings located in Canberra's CBD. Both properties comprise six upper office levels, ground floor retail and basement car parking and are leased to the Government until 2006.

Canberra, ACT
Jul 1996
100%

Office	15,400 sqm
Retail	100 sqm
Total	15,500 sqm

3,065 sqm

10 Mort St	1,247 sqm
12 Mort St	1,117 sqm

160
$5.5m
$50.0m
$50.0m
31 Dec 2003
1. 10 year dcf at 10.25% using terminal cap rate of 9.75%
2. Current cap rate of 9.25% (based on est. effective market rents)

Office	100%



% NLA (Office)
0%
0%
100%
0%
0%
0%
2004
2005
2006
2007
2008
Beyond
Year Ending December



RIVERSIDE CENTRE*

The Riverside Centre is arguably Brisbane's premium office building. Situated on the Brisbane River, the centre comprises a 41-level office tower, retail shops around an expansive plaza, a large carpark, waterfront restaurants and the adjacent 16-level Black Ink House.

Brisbane, QLD
Apr 1984
100%

Tower (Office)	51,000 sqm
Black Ink House	5,900 sqm
Retail	4,100 sqm
Total	61,000 sqm

**15,418 sqm

Riverside Centre	1,508 sqm
Black Ink House	337 sqm

558
$21.3m
$261.7m
$259.4m
30 Sep 2002
***1. 10 year dcf at 10.0% using terminal cap rate of 7.25%
***2. Current cap rate of 6.8% (based on est. effective market rents)

Office	99%
Retail	96%



% NLA (Office)
12%
30%
21%
13%
7%
16%
2004
2005
2006
2007
2008
Beyond
Year Ending December

* Including Black Ink House.
** Riverside Centre Freehold 9,805 sqm, Leasehold 4,718 sqm and Black Ink House 895 sqm.
*** Riverside Centre only.

Hotel/Tourism Portfolio



THE LOST CAMEL, AYERS ROCK RESORT, CENTRAL AUSTRALIA

The Hotel/Tourism Portfolio provides GPT with investment exposure to the Australian tourism sector and particularly the international visitor market. The Portfolio comprises four properties and over 1,800 guest rooms.

GPT's Hotel/Tourism Portfolio is fundamentally a very sound one. Over the past two years, works have been completed at Ayers Rock Resort, the Four Points by Sheraton Hotel, Sydney and the Cape Tribulation Resorts, significantly refurbishing each of these assets and positioning them well within their individual markets.

While international tourism continued to be disrupted over 2003, signs of recovery are beginning to be evident and we believe that markets will ultimately recover and provide solid growth prospects.

Performance

Income

During 2003 Portfolio income increased, despite adverse market conditions. This reflected resilience from Ayers Rock Resort and the benefit of significant improvements in the performance of the Four Points by Sheraton Hotel, Sydney. Key contributors to this increased income were:

- improved income from the Four Points by Sheraton Hotel Sydney, which increased income by almost 12%, due mainly to enhanced revenue (up almost $3.2 million) and an increase in both base and turnover rent;
- a 36% increase in income from the Holiday Inn Brisbane, which increased revenues by 12% as a result of increased occupancy and room rates;
- stable income from Ayers Rock Resort, reflecting the benefits of an increase in base rent which offset lower revenues;
- the first full year of ownership and an increase in base rent from the Cape Tribulation Resorts, which were acquired in March 2002.

Occupancy and Room Rates

The Four Points by Sheraton performed very strongly over 2003, with an increase in room nights sold (up 2.4%) and occupancy at 79% for the year (up 4%). The average room rate also increased, to $151 (up 8.6%). This strong result reflects the benefit of the refurbishment and repositioning of the Hotel since GPT's acquisition in 2000 as well as the positive impact of the Rugby World Cup.

Ayers Rock Resort's performance demonstrated resilience despite negative influences on inbound tourism, with room rate increasing slightly despite a reduction in occupancy. This reinforces the strong appeal of both the Resort and Central Australia as unique tourist destinations. Overall room nights sold fell by 7.4%.

At the Holiday Inn, Brisbane occupancy was strong, at 86%, representing an increase of 8.5% over 2002 and room rate also increased, by 7.8%. The Hotel demonstrated solid performance, with both revenue and income increasing significantly over 2003 (up 12% and 36% respectively).

International Visitor Arrivals to Australia


9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
no. of arrivals ('000)
forecast
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012
North America
Europe
New Zealand
Japan
Other Asia
Rest of World

Source: Tourism Forecasting Council December 2003

THE HOTEL/TOURISM PORTFOLIO'S MISSION IS TO ENHANCE INVESTOR RETURNS THROUGH THE OWNERSHIP OF QUALITY HOTEL ASSETS WHICH ARE LOCATED IN GROWTH MARKETS AND HAVE A DISTINCT COMPETITIVE ADVANTAGE.

The Cape Tribulation Resorts, acquired in March 2002, were closed for part of the year as a result of the refurbishment of the Coconut Beach Resort rooms and infrastructure and the impacts of external shocks on international tourism. This impacted occupancy, which was down slightly for the year. Room rate, however, increased slightly over the year and the Resorts are anticipated to experience improved performance as inbound tourism builds in 2004.

Key Activities

Key activities across the Portfolio included:

- Completion of a number of minor projects at Ayers Rock Resort over the year. These projects, which included refurbishment of the kitchen and restaurant at Sails in the Desert and an upgrade of the Outback Pioneer Hotel's bathrooms, complemented the major expansion and refurbishment of the Resort undertaken in 2002. Following a severe bushfire that resulted in significant damage to Longitude 131°, the Resort's high quality wilderness camp, works were commenced to rebuild this facility. Longitude 131° is expected to reopen in July 2004. The replacement cost and loss of revenue are covered by GPT's insurance policies.
- At the Cape Tribulation Resorts, the Coconut Beach Rainforest Resort rooms and infrastructure refurbishment was completed in April 2003. At a cost of $6.2 million, the works have improved the quality of the Resort. In support of the refurbishment, the Resorts were relaunched in mid 2003 with an aim to boost the market distribution, and hence visitation.

Outlook

The tourism sector in Australia has experienced two years of unforeseen external shocks that have disrupted regular travel patterns. However, early signs are beginning to emerge that indicate an improvement in international travel, with the last four months of 2003 showing an increase in inbound tourism over the previous corresponding period.

Despite the recent market dynamics, the Tourism Forecasting Council's long-term forecasts for inbound tourism remain close to 5% per annum over the next 10 years. Australia has a unique tourist product in the world market; it has an incredible number of attractive destinations and is well priced, safe and effectively promoted. These factors should underpin a return to growth in inbound tourism over the medium term.

In the longer term, the fundamentals of the tourism markets in which GPT's hotel/tourism assets are located and the quality of GPT's assets, should underpin strong long-term prospects for the Portfolio.

Hotel/Tourism Portfolio



AYERS ROCK RESORT

Ayers Rock Resort was the Trust's first major investment in the tourism property sector. The Resort is unique due to its extraordinary location adjacent to the world heritage listed Uluru-Kata Tjuta National Park and some 18 kilometres north-west of Uluru. It is the only resort within several hundred kilometres of this tourism icon. The Resort, located on 94 square kilometres of freehold land, provides a complete range of tourist accommodation from deluxe hotels through to campground facilities. A major refurbishment and expansion program was completed in July 2002, further enhancing and diversifying the accommodation product on offer. Due to bushfire damage, the Longitude 131° luxury tents are currently under reconstruction and scheduled to reopen in July 2004. Ayers Rock Resort also includes a visitors centre, a shopping square and the Uluru Meeting Place, a well-equipped conference centre with a 300-seat capacity. Alice Springs Resort, the leasehold interest in Ayers Rock Airport and a loan to Voyages Hotels and Resorts Pty Ltd also form part of this asset.

Key information

Location	Central Australia, NT
Acquired	Dec 1997
GPT ownership	100%
Tenure	Freehold and Leasehold Title
Facilities	Ayers Rock Airport Conference centre for up to 300 people Visitors Centre Town Square Retail
Net income to GPT	$33.6m
GPT book value	$362.4m
Valuation	$290m
Valuation date	15 Sep 2001
Valuation method	10 year discounted cashflow
Average daily rate	$209
Occupancy	60%
Lessee/Operator	Voyages Hotels and Resorts Pty Ltd

Hotel features

Accommodation	No. of rooms	Style
Longitude 131°	15	Luxury tented facility*
Sails in the Desert	232	Luxury
Desert Gardens Hotel	218	Deluxe
Outback Pioneer Hotel	137	Mid market
Emu Walk Apartments	60	Serviced Apartments
The Lost Camel	99	Mid market
Outback Pioneer Lodge	332 beds	Backpacker
Campgrounds		Camping
Alice Springs Resort	144	Mid market
Total rooms (excluding beds)	905	

* Damaged due to bushfire and currently under reconstruction.

For further information visit the website at www.voyages.com.au





CAPE TRIBULATION RESORTS

The Cape Tribulation Resorts are located in Cape Tribulation, 140 kilometres north of Cairns in Far North Queensland. The World Heritage-listed Daintree National Park and the Great Barrier Reef Marine Park closely surround the Resorts. The immediate area has a wide range of environmental/nature based touring options (reef, rainforest, rivers and aboriginal culture).

The properties comprise a collection of small-scale eco-tourism resorts and facilities: Coconut Beach Rainforest Resort and Ferntree Rainforest Resort as well as The Jungle Lodge (campground and backpacker accommodation) and a takeaway cafe. Coconut Beach Rainforest Resort was substantially refurbished in early 2003.

The Cape Tribulation properties are leased and operated by Voyages Hotels and Resorts Pty Ltd, the lessee of Ayers Rock Resort.

Far North Queensland
Mar 2002
100%
Freehold and Perpetual Leasehold and Permit to Occupy
2 Restaurants
Board Walk Takeaway

$0.8m
$18.0m
$11.0m
17 Dec 2001
11 year discounted cashflow
$159
34%*
Voyages Hotels and Resorts Pty Ltd

Accommodation	No. of rooms	Style
Coconut Beach Resort		
Rainforest rooms	39	4 star
Daintree rooms	27	4 star
Ferntree Rainforest Resort	54	3-4 star
The Jungle Lodge	29 sites	Camping
Total (excluding sites)	120	

* Resorts were closed for refurbishment for part of year.

For further information visit the websites at www.coconutbeach.com.au or www.ferntreeresort.com.au

FOUR POINTS BY SHERATON HOTEL, SYDNEY

The Four Points by Sheraton Hotel, Sydney is situated in the western precinct of Sydney's CBD overlooking Darling Harbour and is close to a number of key Sydney attractions and the offices of many large corporations. The Hotel is well serviced by most forms of transport, including ferries and the monorail and provides a four star standard of accommodation over 14 levels. Facilities include a restaurant and lobby bar, banquet and meeting facilities, gymnasium, coach parking and separate group check-in facility. The Hotel also incorporates the heritage listed Dundee Arms Pub and 2,843 sqm of retail space within three heritage listed buildings. The Hotel underwent the final stage of a major refurbishment in 2003, which included the remainder of the guest rooms, public areas and conference facilities.

The Hotel is operated by a joint venture Company in which GPT has a 40% interest, that also forms part of this asset. The property is operated as a Four Points by Sheraton Hotel under a licence agreement with Starwood Hotels and Resorts.

Sydney, NSW
May 2000
100%
Leasehold Title
631 rooms of four star rating (excluding manager's residence)
Restaurant and Lobby Bar
Banquet and Meeting Facilities
Gymnasium
Coach Parking
$13.3m
$140.2m
$136.0m
15 Mar 2002
10 year discounted cashflow
$151
79%
161 Sussex Street Pty Ltd (trading as a Four Points by Sheraton Hotel)

Accommodation	No. of rooms
Standard rooms	577
Suites	53
Presidential Suite	1
Total rooms	631

Other features
Four heritage listed buildings:
Dundee Arms Pub
Corn Exchange Building (retail)
Central Warehouse (retail)
Northern Warehouse (retail)

Industrial/Business Park Portfolio



QUAD BUSINESS PARK, HOMEBUSH BAY, NSW

Significant expansion of the Industrial/Business Park Portfolio was achieved during 2003. The value of the Portfolio increased by over 40% to $290 million. The Portfolio now consists of quality traditional industrial and business park assets located in Victoria and New South Wales with the capacity for organic growth through 350,000 sqm of expansion land across the Portfolio.

GPT is focused on owning and developing industrial and business park assets that are:

- modern and located near major transport nodes;
- adaptable, with good technical services;
- leased to good quality tenants; and
- have a multitude of uses (and hence possible tenants).

This strategy increases the Portfolio's income security, as the assets are not specialised and are suitable for a large number of tenant types.

Performance

Reflecting its increased scale, the Industrial/Business Park Portfolio achieved significant income growth (over 38%) in 2003.

Key contributors included:

- the first full year of rental from the Australian Pharmaceutical's office and warehouse facility at 11 Grand Avenue, Camellia (completed in October 2002) and Quad 2 at Homebush Bay (completed in March 2002);
- the first full year of ownership of the Samsung Building at 7 Parkview Drive, which was acquired in May 2002 on a first year yield of 9% (after acquisition costs);
- income from GPT's 50% interest in the Austrak Business Park in Somerton, Victoria, which was acquired in October 2003. The existing improvements were acquired on a yield of 9.2%;
- income from Stage 2 of 11 Grand Avenue, Camellia, which was completed in September 2003 and is 43% leased.

Rent Reviews

During 2003, GPT achieved rents generally in line with forecasts. Although moderate rental growth is anticipated in the short term, GPT's Portfolio retains good opportunities for growth, with 60% of the Portfolio subject to predetermined rental increases during 2004.

Occupancy

The Portfolio retains high occupancy (of 94%) and a long average lease term of 5.9 years.

Key Activities

During 2003 the Portfolio achieved additional scale and secured further expansion opportunities.

In October 2003 GPT made a sizeable acquisition, with the purchase of a 50% interest in the Austrak Business Park, Somerton in Victoria for $57.3 million (including acquisition costs). The Business Park is located on approximately 100 hectares of industrially zoned land, and consists

Industrial/Business Park Portfolio

Industrial/Business Park Portfolio
Portfolio Value (by State)


NSW 59%
VIC 41%

Industrial/Business Park Portfolio
Lease Expiry (by Area)


% NLA
5.6%
14.3%
1.2%
5.0%
8.1%
6.5%
59.3%
Vacant
2004
2005
2006
2007
2008
Beyond
Year Ending December

THE INDUSTRIAL/BUSINESS PARK PORTFOLIO'S MISSION IS TO CREATE A QUALITY PORTFOLIO AND DELIVER SUPERIOR INVESTMENT PERFORMANCE THROUGH ACQUISITION AND DEVELOPMENT AND INTENSIVE ASSET MANAGEMENT.

of a range of industrial accommodation, a significant parcel of serviced land and one of Australia's first fully integrated inter-modal rail terminals.

The acquisition comprises existing improvements ($25.3 million) and the land and terminal infrastructure ($32.0 million). The site currently includes: two warehouse facilities leased to quality tenants, a 40,000 sqm facility leased to Effem Foods (completed in September 2003) and a 16,000 sqm facility leased to Visy and IPS Logistics; and a land lease to Boral.

Integral to the Business Park and its future success is the provision of the inter-modal rail terminal, which is expected to be fully operational during 2004. The terminal will provide tenants in the Park with access to an alternative cost-effective distribution system, creating the opportunity for significant supply chain savings. Upon completion of the development of the remaining 79 hectares of land (including the terminal area), the entire Park is expected to have a value in excess of $300 million (100% interest).

The large amount of expansion land available at the Austrak Business Park forms part of the Portfolio's expansion potential, which consists of 350,000 sqm of land at various assets.

Other activities over 2003 included:

- The completion of Stage 2 at 11 Grand Avenue, Camellia. Construction of this $9.7 million development was completed in October 2003. Of the total 12,400 sqm, 5,400 sqm has been leased. The remaining 7,000 sqm is currently being marketed with solid enquiry being received.
- Following successful completion of Quad 2 in 2002, GPT acquired Quad 3 at Homebush Bay in March 2003. Construction of the 5,400 sqm office building which forms the third stage of this four-stage integrated Business Park development is now underway and due to be complete in June 2004. A yield of 9.0% is anticipated on the cost of $13.7 million.
- The completion in December 2003 of a 12,200 sqm warehouse facility for Just Jeans at the Citiwest Industrial Estate in Melbourne.

Outlook

Strong investor demand for industrial property is expected to see yields remain tight across most markets in the short to medium term alongside a continuing improvement in leasing activity. Rental growth is likely to remain subdued in the short term with development activity also expected to increase in line with pre-commitments. Sydney remains the most attractive market within the industrial and business park sector due to its size and diversity of tenants.

Although rental growth in the industrial sector is expected to remain subdued, GPT's Portfolio has a long average lease term to expiry of 5.9 years and strong tenant covenants. Structured rent reviews across 60% of the Portfolio, the first full year of income from acquisitions and developments completed over 2003, and the significant development pipeline, will contribute to future performance.

Industrial/ Business Park Portfolio





AUSTRAK BUSINESS PARK

A 50% interest in the Austrak Business Park in Somerton, Melbourne was acquired by GPT in October 2003. The Business Park, which is located on approximately 100 hectares of industrially zoned land, provides some 56,200 sqm of improvements, a significant parcel of serviced land and one of Australia's first fully integrated inter-modal rail terminals.

15 BERRY STREET, GRANVILLE

15 Berry Street comprises 2.06 hectares of general industrial land in the established industrial area of Granville in Sydney's inner west. The property, constructed in 1994, has a total building area of 9,900 sqm and comprises a modern distribution warehouse and associated offices over two levels.

19 BERRY STREET, GRANVILLE

19 Berry Street comprises 3.8 hectares of general industrial land in the established industrial area of Granville in Sydney's inner west. The property was constructed in 1992 for Mitsubishi Motors Australia Limited and has a total building area of 13,500 sqm comprising a modern distribution warehouse and associated offices. The site also includes approximately 6,750 sqm of surplus land.

Key information

	Austrak Business Park	15 Berry Street, Granville	19 Berry Street, Granville
Location	Melbourne, VIC	Granville, NSW	Granville, NSW
Acquired	Oct 2003	Nov 2000	Dec 2000
GPT ownership	50%	100%	100%
Co-ownership	Austrak		
Net lettable area	Industrial 28,100 sqm Land 3,300 sqm Total 31,400 sqm	9,900 sqm	Industrial 13,500 sqm Land 6,750 sqm Total 20,250 sqm
Site area	462,100 sqm	20,600 sqm	38,000 sqm
Net income to GPT	$0.5m*	$0.8m	$1.7m
GPT book value	$57.1m	$10.8m	$20.5m
Valuation	$59.0m	$10.75m	$20.5m
Valuation date	1 Mar 2003	30 Sep 2003	30 Sep 2003
Valuation method	**1. 10 year dcf at 10.5% using terminal cap rate of 10.25% **2. Current cap rate of 9.25%-10.0%	1. 10 year dcf at 10.25% using terminal cap rate of 9.25% 2. Current cap rate of 8.75%-9.25%	1. 10 year dcf at 10.25% using terminal cap rate of 9.25% 2. Current cap rate of 8.57%
Occupancy	100%	100%	100%
Lease expiries			



% NLA
0%
29%
0%
0%
0%
71%
2004
2005
2006
2007
2008
Beyond
Year Ending December



% NLA
100%
0%
0%
0%
0%
0%
2004
2005
2006
2007
2008
Beyond
Year Ending December



% NLA
0%
0%
0%
100%
0%
0%
2004
2005
2006
2007
2008
Beyond
Year Ending December

* Acquired in October 2003.

** Excluding land and Terminal areas.



CITIWEST INDUSTRIAL ESTATE, ALTONA NORTH

The Citiwest Industrial Estate at Altona North consists of a portfolio of nine office/warehouse buildings providing some 104,300 sqm of improvements. These properties are strategically located near major traffic routes and have been constructed to high quality standards with flexibility for future uses. A 12,200 sqm facility for Just Jeans was completed in December 2003.

11 GRAND AVENUE, CAMELLIA

11 Grand Avenue, Camellia is a well located site in an established industrial area, well serviced by major road networks. Stage 1 of the site is leased to Australian Pharmaceutical Industries Ltd (API) and comprises a new office and warehouse facility, which was completed in October 2002. Stage 2 of the development was completed in September 2003, providing an additional 12,350 sqm of space.

2-4 HARVEY ROAD, KINGS PARK

The Kings Park facility comprises 6.5 hectares of industrial land on which a 30,200 sqm modern warehouse and distribution facility, with associated offices and amenities, has been constructed. The property is located in an established industrial zone in Sydney's north-west, well serviced by road systems and public transport. This asset also includes 1.5 hectares of surplus land, purchased on a deferred settlement basis.

Melbourne, VIC	Camellia, NSW	Kings Park, NSW
Aug 1994	May 1998	May 1999
100%	100%	100%
104,300 sqm	41,900 sqm	30,200 sqm
215,000 sqm	80,100 sqm	64,800 sqm
$5.6m	$3.8m	$2.1m
$62.0m	$59.0m	$24.9m
$62.8m*	$58.0m	$24.9m
31 Mar 2003	30 Sep 2003	10 Mar 2002
The properties within the industrial estate are valued individually using: 1. 10 year dcfs at 9.75%-10.0% using terminal cap rates of 9.25%-9.75% 2. Current cap rates of 9.0%-9.5%	1. 10 year dcf at 10.25% using terminal cap rate of 9.25% 2. Current cap rate of 8.25%-8.75%	1. 10 year dcf at 10.75% using terminal cap rate of 9.75% 2. Current cap rate of 9.25%
93%	83%	100%



57%
25%
3%
4%
0%
4%
% NLA
2004
2005
2006
2007
2008
Beyond
Year Ending December



83%
% NLA
0%
0%
0%
0%
0%
2004
2005
2006
2007
2008
Beyond
Year Ending December



100%
% NLA
0%
0%
0%
0%
0%
2004
2005
2006
2007
2008
Beyond
Year Ending December

* Valuation includes the new Just Jeans facility, valued as if complete.

Industrial/ Business Park Portfolio



7 PARKVIEW DRIVE, HOMEBUSH BAY

7 Parkview Drive forms part of the Sydney Olympic commercial precinct and is located on the eastern side of the Olympic Park railway station, with frontages to Parkview Drive and Bennelong Road. The asset adjoins the Quad Business Park, and comprises 2.45 hectares of commercial land with a modern office and warehouse facility, which is fully leased to Samsung Electronics Australia Limited.

QUAD BUSINESS PARK

Quad Business Park is a four stage integrated Business Park development, located at the Australia Centre in Homebush Bay, adjacent to the Sydney Olympic Park and Olympic Park railway station. The area supports a number of high profile users including Eveready Australia, Samsung, Agfa and the Orlando Wyndham Group. Currently the first two stages of the development, Quad 1 and Quad 2, have been completed. Quad 3 is currently under construction and is due for completion in July 2004. This building comprises office space over three levels, with large efficient floor plates, A-grade building services, excellent parking and city views.

QUAD 1

Quad 1 was completed in September 2000 and comprises office space over three levels, with large efficient floor plates, A grade building services, excellent parking and city views.

QUAD 2

Quad 2 was completed in June 2002 and comprises office space over four levels, with large efficient floor plates, A-grade building services, excellent parking and city views.

Key information

	7 Parkview Drive, Homebush Bay	Quad 1	Quad 2
Location	Homebush Bay, NSW	Homebush Bay, NSW	Homebush Bay, NSW
Acquired	May 2002	Jul 2001	Mar 2002
GPT ownership	100%	100%	100%
Net lettable area	7,000 sqm	Office 4,800 sqm Retail 200 sqm Total 5,000 sqm	5,100 sqm
Site area	2.45 ha	9,500 sqm	7,800 sqm
Net income to GPT	$1.3m	$1.3m	$1.3m
GPT book value	$16.1m	$15.5m	$15.8m
Valuation	$15.1m	$14.6m	$15.65m
Valuation date	5 Oct 2001	1 Jun 2001	31 May 2002
Valuation method	1. 10 year dcf at 10.75% using terminal cap rate of 9.25% 2. Current cap rate of 8.75%	1. 10 year dcf at 10.82% using terminal cap rate of 9.0% 2. Current cap rate of 8.75%	1. 10 year dcf at 10.75% using terminal cap rate of 9.25% 2. Current cap rate of 8.75%
Occupancy	100%	100%	93%
Lease expiries			


% NLA
0% 0% 0% 0% 100% 0%
2004 2005 2006 2007 2008 Beyond
Year Ending December


% NLA
0% 0% 0% 0% 100% 0%
2004 2005 2006 2007 2008 Beyond
Year Ending December


% NLA
0% 8% 0% 8% 9% 68%
2004 2005 2006 2007 2008 Beyond
Year Ending December

Masterplanned Urban Communities Portfolio



THE TWIN WATERS RESORT DEVELOPMENT IN MUDJIMBA, QLD, FORMS PART OF A LARGER MASTERPLANNED URBAN COMMUNITY

GPT entered the masterplanned urban communities sector in 2003. The sector provides Unitholders with additional diversity and the opportunity to access higher returns without significantly increasing GPT's risk profile.

GPT's decision to invest in this sector is consistent with the Trust's strategy, as it:

- *improves the quality* of GPT's portfolio of assets through exposure to quality residential development and the potential long term ownership of associated retail and commercial assets;
- provides *diversity in earnings* through exposure to a new real estate sector with the potential to provide long-term income streams;
- *leverages the core skills* within the Lend Lease Group through an alliance with Lend Lease's urban communities business which is one of Australia's largest and most experienced developers of masterplanned urban communities;
- provides potential to *effectively use capital* to enhance earnings growth without materially changing the risk profile of the Trust.

To ensure that GPT's risk profile is not materially increased, GPT's strategy in this sector focuses on:

- large scale masterplanned urban communities which include not only dwellings but associated social and physical infrastructure such as learning, retail and community facilities;
- strong growth markets;
- the owner-occupier rather than investment market;
- large, long-term projects which provide the opportunity to time stages in line with property cycles.

A limit on investment in this sector has also been set, with no more than 5% of the Trust's gross assets being employed in this type of investment at any point in time. An alliance with Lend Lease has also been established, giving GPT access to a skilled partner and a pipeline of potential projects.

Since entering the sector early in 2003, GPT has secured two projects with close to 2000 lots/dwellings, in conjunction with Lend Lease. These projects are both located in areas with strong population growth and will deliver meaningful earnings growth to the Trust for a limited capital outlay.

Masterplanned Urban Communities Portfolio



ARTIST'S IMPRESSIONS OF PROPOSED ROUSE HILL TOWN CENTRE

Rouse Hill Regional Centre
The announcement that GPT and Lend Lease had been selected as preferred tenderer for the $1 billion Rouse Hill Regional Centre was made in February 2003, in conjunction with GPT's announcement of its strategy for investment in this sector. GPT and Lend Lease were confirmed as the developer of the site in October 2003 and a masterplan for development of this 10 year project has now been submitted.

The Rouse Hill Regional Centre is an exceptional first project for GPT. This project, which includes over 1,500 residential lots, a mixed use Town Centre and supporting infrastructure, will be undertaken in partnership with the Department of Infrastructure Planning and Natural Resources and Landcom, under a land management model.

Stage 1 of the development, which is anticipated to commence in the second half of 2004, will include a vibrant Town Centre, consisting of a retail market place, bulky goods retail, commercial and learning space. Health and community facilities, over 150 residential lots and supporting infrastructure will also be completed as part of the initial stage of the development.

GPT will develop and own the Town Centre, which is anticipated to open in late 2006. The Town Centre, which is one of the last major greenfield regional retail opportunities within the Sydney metropolitan area, further enhances GPT's significant development pipeline and will contribute to growth in GPT's $3.8 billion Retail Portfolio.

The remainder of the project, which will be undertaken in conjunction with Lend Lease, will deliver a significant increase in earnings for a small capital outlay (anticipated to average $30 million per annum over the life of the project).

Twin Waters Resort
The Twin Waters development, which was secured in October 2003, represents the Trust's second masterplanned urban community development. Located on the site of the Twin Waters Resort in Mudjimba, Queensland, the project will be undertaken in joint venture with Lend Lease. GPT's share of the initial acquisition was $20.6 million (plus acquisition costs).

The Twin Waters Resort consists of the Novotel Twin Waters Resort, an 18 hole championship golf course and leisure facilities and forms part of the larger Twin Waters masterplanned community that has been progressively developed by Lend Lease over a number of years. The Resort will be redeveloped over a period of seven years into a resort and residential community of approximately 370 dwellings. The golf course, central facilities and leisure facilities are to be on-sold to specialist operators. It is expected that the first stage of the residential component will be completed in mid 2005.

Key Statistics

	ROUSE HILL	TWIN WATERS
Acquired/secured	Oct 2003	Oct 2003
First sales*	Early 2005	Mid 2004
No. of lots/dwellings	1,500	370
Development period	10 years	7 years

* *Proposed.*

The potential to access the masterplanned urban communities sector gives GPT the ability to enhance the Trust's growth profile and to further expand the investment opportunities available to GPT's Unitholders without materially increasing the Trust's risk profile. Both projects secured in 2003 are located in areas with strong population growth and will deliver significant earnings to the Trust for a limited capital outlay. The sector provides an opportunity to enhance earnings growth as further projects are secured.

GPT Major Tenants

Retail Portfolio

CARLINGFORD COURT

MAJOR TENANTS	SQM	EXPIRY
Myer	8,100	Nov 12
Woolworths	3,869	Nov 18
Target	3,589	Jul 04
Coles	3,500	Nov 15

CASUARINA SQUARE

MAJOR TENANTS	SQM	EXPIRY
Kmart	7,446	Mar 09
Big W	6,861	Oct 10
Coles	5,718	**
Woolworths	5,020	Jun 18
BCC Cinemas	4,125	Dec 18
Best & Less	997	Nov 07

** Tenant on holdover pending execution of lease.

CHARLESTOWN SQUARE

MAJOR TENANTS	SQM	EXPIRY
Myer	12,840	Apr 13
Kmart	8,267	Mar 04
Target	5,585	Jul 16
Coles	2,442	Mar 04
Woolworths	2,149	Jun 11
Best & Less	905	Jan 08

CHIRNSIDE PARK

MAJOR TENANTS	SQM	EXPIRY
Kmart	8,249	Sep 14
Target	4,774	Jul 18
Safeway	4,181	Sep 04
Coles	3,292	Sep 14
Reading Cinemas	3,500	May 16
Aldi Supermarket	1,454	Apr 13

DANDENONG PLAZA

MAJOR TENANTS	SQM	EXPIRY
Myer	15,077	Jul 16
Target	6,658	Jul 15
Kmart	5,794	Jul 12
Village Cinemas	4,599	Dec 04
Safeway	3,894	Dec 09
Coles	3,297	Aug 10
Rebel Sport	1,485	Nov 08
Best & Less	1,200	Nov 08

ERINA FAIR

MAJOR TENANTS	SQM	EXPIRY
Myer	12,132	Aug 07
Big W	7,995	Aug 07
Target	7,839	Jul 13
Woolworths	4,030	Aug 07
Coles	4,002	Feb 18
Hoyts Cinemas	3,800	Nov 16
Franklins	2,865	Nov 09
Toys 'R' Us	2,805	Oct 09
Worldwide Appliances	2,323	Nov 07
Dick Smith Powerhouse	1,990	Nov 13
Freedom Furniture	1,900	Nov 13
Rebel Sport	1,700	Nov 08
Lincraft	1,490	Oct 04
Everyday Living	1,486	Dec 08
Best & Less	1,220	Aug 07

FLOREAT FORUM

MAJOR TENANTS	SQM	EXPIRY
Woolworths	3,702	Jun 22
Coles	2,829	May 13
Best & Less	658	Nov 10

FORESTWAY SHOPPING CENTRE

MAJOR TENANTS	SQM	EXPIRY
Woolworths	2,702	Nov 28
Franklins	1,247	Sep 18

MACARTHUR SQUARE

MAJOR TENANTS	SQM	EXPIRY
David Jones	12,243	Apr 17
Big W	8,792	Sep 19
Greater Union Cinemas	4,891	Apr 05
Woolworths	4,185	Nov 15
Bi-Lo	4,114	Jun 16
Baby Target	2,481	May 06
Rebel Sport	1,620	Nov 05
Best & Less	1,155	Nov 04

MELBOURNE CENTRAL

Melbourne Central is currently undergoing a major redevelopment, which involves the re-configuration of a large amount of the Centre's space and the relocation of the majority of specialty stores.
There were no major tenants at 31 December 2003.

PARKMORE SHOPPING CENTRE

MAJOR TENANTS	SQM	EXPIRY
Kmart	8,385	Sep 17
Big W	6,241	Nov 15
Coles	4,042	Aug 04
Safeway	2,719	Sep 14
Best & Less	1,128	Oct 09

PENRITH PLAZA

MAJOR TENANTS	SQM	EXPIRY
Myer	20,114	Jul 13
Big W	8,738	Mar 12
Target	7,097	Jul 19
Hoyts Cinemas	4,785	Apr 18
Woolworths	3,795	Mar 12
Franklins	2,010	Jul 06
Best & Less	1,195	Mar 10

SUNSHINE PLAZA

MAJOR TENANTS	SQM	EXPIRY
Myer	12,893	Aug 09
Target	6,900	Jul 18
Kmart	6,585	Jun 10
Coles	5,631	Feb 19
BCC Cinemas	4,685	Nov 22
Woolworths	3,881	Nov 22
World 4 Kids	2,525	Nov 07
Officeworks	2,163	Nov 05
Rebel Sport	1,300	Dec 13
Best & Less	896	Nov 04

WODEN PLAZA

MAJOR TENANTS	SQM	EXPIRY
David Jones	13,634	Mar 30
Big W	8,492	Aug 19
Woolworths	4,078	Mar 19
Harvey Norman	3,987	Apr 12
Hoyts Cinemas	3,778	Jun 20
Coles	3,400	Mar 14
Dick Smith Powerhouse	1,910	May 12
Rebel Sport	1,712	Jun 09
Bayswiss	1,155	Nov 12

WOLLONGONG CENTRAL

MAJOR TENANTS	SQM	EXPIRY
Myer	12,150	Oct 06
Franklins	1,882	Oct 04
David Jones	1,844	Oct 15
Rebel Sport	1,500	Sep 06
Best & Less	1,080	Jun 04
Uncle Pete's Toys	1,006	Oct 05

HOMEMAKER CITY PORTFOLIO

MAJOR TENANTS	SQM	EXPIRY
Freedom Group	24,602	**
IKEA	15,114	**
Harvey Norman/Domayne	12,315	**
Forty Winks	7,425	**
Spotlight	5,851	**
BBQ's Galore	4,879	**
Bing Lee	3,744	**
Fantastic Furniture	3,740	**
Berkowitz	3,739	**
Early Settler	3,387	**

** Various expiries as tenant occupies space in a number of centres.

Industrial/Business Park Portfolio

AUSTRAK BUSINESS PARK

MAJOR TENANTS	SQM	EXPIRY
Effem Foods	40,000	Sep 13
IPS Logistics	8,115	Apr 06
Visy Logistics	8,115	May 06
Boral Resources	6,672*	Jun 12

* Land lease.

15 BERRY STREET, GRANVILLE

MAJOR TENANTS	SQM	EXPIRY
Mayne Nickless Limited	9,884	Aug 04

19 BERRY STREET, GRANVILLE

MAJOR TENANTS	SQM	EXPIRY
Mitsubishi Motors Australia Limited	20,242	Dec 07

CITIWEST INDUSTRIAL ESTATE, ALTONA NORTH

MAJOR TENANTS	SQM	EXPIRY
Westgate Transport	41,625	Aug 09
Westgate Transport	20,249	Aug 04
Just Jeans Group (new facility)	12,200	Dec 13
Just Jeans Group	6,300	Apr 04
Fort Knox Records Management	5,294	May 09
Australian Wire Industries	4,746	Mar 06
Alsafe Industries	4,328	Mar 08
Heavy Duty Transport	2,657	Apr 05

11 GRAND AVENUE, CAMELLIA

MAJOR TENANTS	SQM	EXPIRY
Australian Pharmaceutical Industries Ltd	29,499	Oct 14
Cassons	5,382	Jan 10

2-4 HARVEY ROAD, KINGS PARK

MAJOR TENANTS	SQM	EXPIRY
Freedom Furniture Ltd	30,188	May 09

7 PARKVIEW DRIVE, HOMEBUSH BAY

MAJOR TENANTS	SQM	EXPIRY
Samsung Electronics Australia Pty Ltd	6,979	May 08

QUAD BUSINESS PARK

MAJOR TENANTS	SQM	EXPIRY
Quad 1		
Dairy Farmers Australian Co-operative	4,808	Oct 08
Quad 2		
Universities Admissions Centre	1,754	Mar 12
Swift & Moore	1,727	Jun 12

GPT Major Tenants

Office Portfolio

MAJOR TENANTS	SQM	EXPIRY
AUSTRALIA SQUARE		
Lend Lease#	16,588	Mar 04
Lend Lease	1,034	Aug 06
Lend Lease	1,033	Jan 04
Lend Lease	1,030	Sep 04
Chubb Insurance	2,315	Jan 07
Court & Co	2,061	Jun 13
Summit Restaurant	1,080	Feb 10
Summit Restaurant	87	**
Summit Restaurant	45	Apr 09
Halliday Financial Management	1,032	Jun 11
Grange Securities Limited	1,032	Feb 09
Minet Burn & Roche	1,031	Jun 06
Australian Institute of Company Directors	1,029	Oct 04

** Tenant on holdover pending execution of lease.
# Income received until September 2004.

MAJOR TENANTS	SQM	EXPIRY
800 BOURKE STREET		
National Australia Bank	33,958	Oct 15
BRISBANE TRANSIT CENTRE		
Telstra Corporation Limited	29,621	Sep 04
CITIGROUP CENTRE		
Citibank	34,210	Jul 14
G & T Premises Pty Ltd	9,280	Nov 12
Spamil Pty Limited	4,950	Aug 08
Regus Centres Pty Ltd	3,703	Aug 06
Reach Services	3,480	May 09
Zurich Capital Markets	2,970	Jun 11
Colin Biggers & Paisley	2,930	Jun 12
Parage Pty Ltd	1,903	Apr 13
HLH Services Pty Ltd	1,865	Aug 08
Ansett Worldwide Aviation	1,793	Jul 06
Borland Inprise Corporation	1,116	Dec 06
530 COLLINS & 120 KING STREETS		
530 Collins Street:		
ANZ Banking Group	29,961	Nov 09
ANZ Banking Group	1,461	Aug 05
Arthur Robinson & Hedderwicks	12,828	Jun 12
Australian Stock Exchange Ltd	9,112	Mar 12
SBC Warburg	5,452	Dec 08
SBC Warburg	944	Jun 04
120 King Street:		
Melbourne IT	1,765	Sep 04

MAJOR TENANTS	SQM	EXPIRY
DARLING PARK		
PricewaterhouseCoopers	35,516	Dec 12
IBM	24,614	Dec 08
John Fairfax Holdings	17,300	Mar 17
Singleton Ogilvy & Mather	5,843	Dec 13
Singleton Ogilvy & Mather	3,792	Mar 04
Nestle	3,805	Dec 09
Regus Centres Pty Ltd	3,805	Dec 09
Wesfarmers	2,550	Mar 04
Australian Broadcasting Authority	2,283	Aug 13
Jalpak International	1,233	Sep 13
179 ELIZABETH STREET		
No major tenants at 31 December 2003.		
1 FARRER PLACE		
HMGMQEII	20,515	Dec 14
HMGMQEII	583	Dec 06
Mallesons Stephen Jaques	17,610	Sep 16
Corrs Chamber Westgarth	7,371	May 14
Corrs Chamber Westgarth	1,484	Oct 04
Goldman Sachs JBWere	6,079	Sep 06
Goldman Sachs JBWere	2,004	Apr 06
Goldman Sachs JBWere	1,489	Mar 04
UBS	5,713	Jun 07
UBS	332	Jul 04
Spamil	2,850	Apr 04
Boston Consulting	2,676	Jul 04
Piper Alderman	2,469	Jan 10
Grant Samuel	1,808	Dec 06
Travinto	1,797	Jul 04
NSW Treasury Corp	1,685	May 12
AT Kearney	1,551	Sep 06
Australian Petroleum Pty Ltd	1,549	Sep 06
Avenade	1,235	Dec 06
HSBC CENTRE		
HSBC	11,507	Dec 05
HSBC	1,233	Aug 07
HSBC	403	May 06
NRMA	5,186	Sep 04
United Medical Protection	2,574	May 06
ASX Perpetual Registrars Limited	2,466	Jun 06
Motor Accident Authority	2,004	Oct 09
NSW Ombudsman's Office	1,837	Oct 09
NSW Ombudsman's Office	1,296	Sep 09
Starcom Worldwide (Aust)	1,300	Oct 05
American Express International	1,220	Jun 08
ICT Australia	1,216	Mar 05

MAJOR TENANTS	SQM	EXPIRY
MELBOURNE CENTRAL		
BP Australia Ltd	16,774	Oct 11
Telstra Corporation Limited	9,054	Oct 05
Ericsson Australia Pty Ltd	8,495	Mar 07
Ericsson Australia Pty Ltd	4,668	Nov 08
Ericsson Australia Pty Ltd	1,467	Nov 08
Accenture Australia Ltd	5,910	Oct 09
ACCC	3,041	Dec 05
Insolvency & Trustee Service	2,400	Jun 05
Urban & Regional Land Corporation	1,452	Dec 04
Consul General of Japan	1,300	May 05
Wilson Parking Australia P/L	1,203	Jan 11
MLC CENTRE		
Freehills	17,345	Dec 13
Freehills	1,267	**
Merrill Lynch (Aust)	7,541	May 05
Australian Petroleum Pty Ltd	6,911	Jan 07
Abbott Tout	6,141	Feb 06
State Street Australia Limited	5,209	Aug 06
US Government	2,784	Oct 08
Towers Perrin	2,287	Sep 05
Servcorp (NSW)	1,168	Dec 13
Level 60 Pty Limited	1,314	Apr 15
62nd Level Pty Limited	1,314	Dec 17
Pitcher Partners NSW Pty Ltd	1,304	Feb 04
Trial Lawyers Pty Ltd	1,299	Jul 08
Edmund Barton Chambers	1,262	Apr 21
William Deane Chambers	1,262	Apr 21
Accor Asia Pacific	1,253	Dec 05

** Tenant on holdover pending execution of lease.

MAJOR TENANTS	SQM	EXPIRY
10 & 12 MORT STREET		
Commonwealth of Australia	7,880	Sep 06
Commonwealth of Australia	7,480	Jun 06
RIVERSIDE CENTRE (including Black Ink House)		
BHP	5,268	Nov 07
Allens Arthur Robinson	4,788	Sep 11
Blake Dawson Waldron	3,652	Dec 04
Blake Dawson Waldron	1,554	Oct 05
Australian Taxation Office	3,119	Jun 05
Australian Taxation Office	1,452	May 06
Deloitte Touche Tohmatsu	3,008	Apr 05
Ebsworth & Ebsworth	2,914	May 06
Marsh	2,490	Aug 08
Xstrata Queensland	2,333	Jun 12
ABN Amro Morgans Limited	2,285	Apr 06
Australian Stock Exchange Ltd	1,806	Jul 06
Tonto Home Loans	1,564	Jun 10
Central Pacific Minerals	1,473	Dec 07
Wilson HTM Limited	1,459	Jan 05
Wilson HTM Limited	701	Oct 05
Deutsche Morgan Grenfell	1,007	Jun 05

Top 10 Tenants by Gross Income
(represents 23% of GPT's Total Gross Property Income)



8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Coles Myer
Woolworths
ANZ Banking Group
PriceWaterhouse Coopers
Citibank Limited
Arthur Robinson & Hedderwicks
IBM Australia Ltd
Lend Lease Corporation
Telstra Corporation Limited
BP Australia Limited

Environment, Community and Workplace Health and Safety Report



THE ENVIRONMENTALLY FRIENDLY EATERY AT ERINA FAIR, NSW

GPT is committed to ensuring that its assets are managed in a responsible manner that is sensitive to the environment and community. Within each property portfolio, property managers are required to have a program for managing environmental risk. The programs are tailored to each sector and require defined objectives and targets; reports on current and planned initiatives; and monitoring via regular external audits.

This Report provides examples of some of the key initiatives being undertaken across each of GPT's property portfolios in regard to the environment, community and health and safety. The large amount of development work being undertaken across the portfolio provides an opportunity to implement new initiatives that focus on the environment as well as community engagement.

GPT was nominated for two awards at the third annual Ethical Investor Sustainability Awards in 2003. The awards recognise corporate entities for outstanding achievements in areas of corporate sustainability, including Environment, Community/Social, Labour Relations and Corporate Governance. GPT was nominated in the categories of Community/Social (for the development at Erina Fair) and Corporate Governance.

Environment

Retail Initiatives

Within the Retail Portfolio, opportunities to address environmental and social issues are increasingly being provided by the significant development pipeline. Developments were completed at Erina Fair and Floreat Forum in 2003, a major redevelopment is underway at Melbourne Central and developments are anticipated to commence at Macarthur Square and Penrith Plaza over 2004.

The Lend Lease Retail Group (LLR) manages GPT's portfolio of shopping centres and plays a central role in the operation and development of GPT's retail assets.

Last year, GPT reported on project specific initiatives at two centres under development (Erina Fair, NSW and Floreat Forum, WA). At Floreat Forum, shower towers were used to provide simple and effective ventilation which is not only energy and cost efficient but improves air movement and thermal comfort within the Centre. At Erina Fair the newly created Eatery uses displacement ventilation, another environmentally friendly cooling method and also boasts a shading system developed to maximise the use of natural light. These initiatives are now operating effectively, creating a more 'natural' environment and also reducing the energy use at each of these centres.

In the last 12 months, sustainability in design has been given even greater emphasis across the Portfolio in planning for and implementing developments. This practice recognises that substantial environmental and economic improvements are possible by taking a 'whole of life' approach to the development and operation of retail assets. These initiatives build on the efforts of the last two years and provide an essential element of structure to enable a more strategic approach to sustainability activities and investments as well as a broader platform for future environmental and sustainability reporting.

Environment, Community and Workplace Health and Safety Report

A major focus of this approach is the introduction of Triple Bottom Line Reporting – Sustainable Investment which focuses on minimising environmental and social impacts in addition to economic aspects. This approach is apparent in relation to the development and operation of GPT's centres:

Developments:
Development reports by LLR to GPT now align with the triple bottom line approach and are termed 'Sustainable Investment Reports'. This means that each development manager must clearly address environmental, social and economic issues in a comprehensive and clear manner. These reports are reviewed by GPT's management and Board and are a key factor in decision-making for each centre's future development. This is a significant advancement and is in line with best practice in Australia.

Consistent with this practice is the creation and use of an Environment and Community Charter which ensures that the sustainability initiatives for each centre under development are appropriate. Among other things the Charter ensures that Charter commitments are given prominence in relevant briefings and provides a mechanism for continuous reporting and performance by operations teams on completion of the development.

To date, this initiative has been applied to the masterplanning and development proposals for Melbourne Central, Macarthur Square and Penrith Plaza. Aspirational targets have been identified against which a number of initiatives, including passive space conditioning to malls and advanced lighting control systems linked to efficient lighting, will be investigated. The initiatives implemented in each development will be subject to monitoring and verification once the developments are complete.

Operations:
In responding to 'sustainable investment' philosophy, the National Retail Operations teams have initiated water and waste management. The key aspects include:

Water Management – Participation in the Sydney Water 'Every Drop Counts' program which runs for 12 months from October 2003 with a target consumption reduction of 15% from baseline (Sydney sites only). The program is designed to address both physical issues (e.g. water saving devices) and behavioural changes (e.g. awareness and management practices) in order to achieve the target consumption outcomes. Progress against the targets will be monitored and reported.

Waste Management – Resource NSW provided a grant to LLR to undertake a national waste audit in August 2003 from which a comprehensive waste mitigation plan is to be developed.

Plastic Bags – working with environment group, PlanetArk, LLR has developed a re-usable shopping bag for purchase in GPT's shopping centres in an effort to reduce the use of plastic bags and the consequent impact on the environment.

Office Initiatives

GPT's office assets are managed by Jones Lang LaSalle (JLL), with the exception of 1 Farrer Place (managed by DB Real Estate). An ongoing focus across the Office Portfolio has been reducing the impact of GPT's office buildings on the environment through a focus on reducing greenhouse gas emissions. Since 1999, JLL has participated in an internally managed greenhouse gas reduction program with the majority of GPT's major office assets and has delivered significant and measureable results.

The chart below indicates the reduction in the level of greenhouse gas emission against the target for each period. For 2003 the assets achieved a 21.2% reduction in greenhouse gas emissions, far exceeding the reduction target of 10% (by July 2003) and improving on the results achieved in previous years.



25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Reduction
9.0%
14.3%
10.0%
15.2%
10.0%
16.3%
10.0%
21.2%
99-00
00-01
01-02
02-03
Targeted reduction
Actual reduction

Other initiatives across the Portfolio over the year include:

- Rolling out waste measurement and analysis initiatives which were successfully piloted at Australia Square in 2002. Australia Square has continued with the program to reduce waste and has reduced general waste by 40% over the last three years. Australia Square's waste removal budget for 2003/04 is now the same as that of 2001/02 despite increases in costs on waste sent to landfill.
- At Darling Park, cardboard, paper and cooking oil are recycled in the office towers and the Cockle Bay Wharf retail precinct. As a 'Clean Harbour Partner' with the City of South Sydney Council, Darling Park is part of a partnership agreement focused on reducing the amount of pollution entering Sydney Harbour through several initiatives such as educating contractors about the workplace.

- At all office assets there are significant recycling programs in place including the Visy Co-Mingled Recycling system – where every recyclable item is captured. This reduces waste to landfill, tipping fees and landfill costs.

Industrial/Business Park Initiatives

Developments in the Portfolio have offered opportunities to limit the impact of new assets on the environment. At Homebush Bay in NSW the construction of the Quad 3 building is underway, utilising:

- The Water Reclamation and Management System (WRAMS) which is available at Sydney Olympic Park. WRAMS collects and treats sewage and stormwater from the Quad 3 building and then supplies high quality recycled water back to the building for use in flushing toilets and for landscape irrigation.
- AAA rated water fittings and energy efficient lighting, which have reduced lighting loads to $10W/m^2$.

Hotel/Tourism Initiatives

In the Hotel/Tourism Portfolio, Ayers Rock Resort is the major asset that plays an integral part in environmental initiatives.

Ayers Rock Resort

Ayers Rock Resort is located adjacent to the unique cultural and environmental values of the World Heritage listed Uluru-Kata Tjuta National Park. The Resort is managed by Voyages Hotels and Resorts, which has a detailed and expanding Environmental Management Plan in place to minimise environmental impacts. Ongoing improvements in Best Practice Reviews measure the steady improvement in environmental performance to best practice levels and removal of various risks to operations.

Voyages Hotels and Resorts signed a Greenhouse Challenge Agreement in March 2000. Major expansion works occurring at the Resort in the past two years have resulted in greater energy demand (an 18% increase in hotel rooms since 2000 and the acquisition of other facilities). Despite this considerable increase, in the 2002/03 reporting period the Resort experienced only a 9.6% increase in greenhouse gas emissions, up to 16,162 tonnes. With the asset now stabilised, the Resort has targeted a 5% reduction in emissions for 2004, which will be achieved through improved energy conservation practices.

An independent study was completed on the Dune Plains Aquifier, which provides all water to the Resort, to determine the capacity, recharge and sustainability of this water supply. Supported by Uluru-Kata Tjuta National Park, Power and Water Corporation and Ayers Rock Resort, it was found that at current water usage the 'level of extraction from the Dune Plains Aquifier is deemed sustainable for the next decade'. The Resort continues to actively manage water conservation through its Water Management Plan.

Community

During 2003 Voyages, the operator of Ayers Rock Resort on behalf of Unitholders, launched the Multijulu Foundation, with the first of a series of donations. The charitable foundation was established for the benefit of the local aboriginal community – Multijulu – to fund education, training and health initiatives for the local community. Ongoing funding will be through donations by business partners in the region and Resort guests, with Voyages matching each guest contribution, dollar for dollar, up to $200,000 per annum.

Workplace Health and Safety

GPT, as part of the Lend Lease Group, is committed to providing a healthy and safe environment for employees, stakeholders and the communities with which we interact. Lend Lease is focused on health and safety performance and adopts a strict philosophy of not compromising on safety.

In undertaking major development and construction across the portfolio, GPT largely utilises the services of Lend Lease. While Lend Lease has an impressive health and safety record, the business is committed to achieving an incident and injury free workplace. The importance of this commitment is communicated across all areas of Lend Lease's business, from staff on construction sites at GPT's assets to the GPT management team.

GPT supports and encourages this approach and oversees all projects through a review process, to ensure the philosophy is applied and that management are aware of any issues in relation to injury or health and safety at GPT assets. While GPT and Lend Lease have dedicated staff resources responsible for overseeing health and safety, by the end of 2004 GPT's management team, along with all Lend Lease employees, will have attended training workshops highlighting the importance of a personal commitment to the provision of an incident and injury free workplace across the business.

Corporate Governance

General Property Trust and GPT Split Trust are registered managed investment schemes. GPT Management Limited is the Responsible Entity for GPT and GPT Split Trust. GPT Management Limited also acts as custodian of the Trusts' assets.

GPT Management Limited is licensed to act as a responsible entity by the Australian Securities & Investments Commission ('ASIC'). Under GPT Management Limited's licence it is required to have a minimum amount of tangible assets and surplus liquid funds and to comply with a compliance plan which is registered with ASIC. GPT Management Limited's compliance with the licence and compliance plan is audited by an independent auditor annually. The results of the compliance audit are reported to ASIC.

GPT Management Limited is required to act at all times in the best interests of Unitholders. As custodian of the Trusts' assets it is required to keep those assets separate from GPT Management Limited's own assets.

GPT Management Limited Board

GPT Management Limited is a wholly owned subsidiary company of Lend Lease Corporation Limited. All appointments to the Board and payment of directors' fees are made by Lend Lease Corporation Limited. However, GPT's Board takes an active role in the appointment of new directors.

When GPT Management Limited became the Responsible Entity of GPT in November 1998, the Board of GPT Management Limited became the Board of GPT and GPT Split Trust. The Board is under a fiduciary duty to act in the best interests of GPT Unitholders.

GPT's Board currently consists of six directors, representing a broad range of experience. Independent directors are endorsed by Unitholders upon appointment and every three years thereafter. Details regarding GPT's directors and the Board Charter, which sets out the Board's role and operation, are outlined below.

Board Charter

The Board has a formal Charter which sets out the Board's main responsibilities and functions. A copy of the Charter can be obtained from the GPT website (www.gpt.com.au).

The Board's functions include:

- setting strategic direction and ensuring it is followed;
- approving and monitoring business plans to execute strategy;
- approving major investments and commitments;
- reviewing and ratifying systems of risk management and internal compliance and control, codes of conduct and legal compliance;
- reviewing chief executive officer and executive team performance and results;
- reviewing director and executive team compensation and benefits; and
- approving and monitoring financial and other reporting.

The Board is required to meet at least six times per year (including meetings to consider and approve GPT's and GPT Split Trust's full year and half year financial statements). During 2003 the Board met 13 times.

The Board is required to undergo regular performance assessment using external consultants. An assessment will be undertaken in the first half of 2004.

Directors are required to declare any conflicts of interest and those declarations must be recorded in the minutes of the Board meetings. If the conflict involves a material personal interest then the director is not permitted to remain in the meeting nor permitted to vote on the matter under consideration.

The Board is responsible for determining the independence of each director. In determining each director's independence the Board must have regard to the following criteria:

- the director must be non-executive;
- the director cannot be a substantial shareholder of GPT, GPT Split Trust nor Lend Lease Corporation Limited;
- the director must not have been employed in an executive capacity with either GPT Management Limited or the Lend Lease Group within the last three years;
- the director must not have been a principal or employee of a material professional adviser or consultant within the last three years;
- the director must not have been a material supplier or customer within the last three years;
- the director has no material contractual relationship other than as a director;
- the director has not served on the Board for a period which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of GPT;

- the director is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of GPT;
- the provisions of the Corporations Law dealing with managed investment schemes, especially Chapter 5C, to ensure that the Company at all times complies with its obligations as a responsible entity of GPT and GPT Split Trust; and
- the director's past performance (if applicable) in their role as a director.

The Board has determined the independence of each of its directors using the criteria set out in the Board Charter. Based on those criteria the following are considered to be independent directors:

- Peter Joseph OAM
- Malcolm Latham AM
- Ken Moss
- Elizabeth Nosworthy.

There is no formal procedure for the Board to take independent professional advice at the expense of GPT or GPT Split Trust. However, in cases of potential conflicts between the Trusts and the Lend Lease Group, independent experts are engaged to review these transactions and provide advice to the Board.

Directors

GPT Management Limited's Board currently consists of six directors. On 30 April 2003 Bill Cairns retired and Peter Joseph was appointed to the Board. As an independent director, Peter's appointment was endorsed by Unitholders at the Meeting of Unitholders held on 29 April 2003. On 31 December 2003 David Ross resigned from the Board. The Board has significant experience in various fields, including funds management, property investment, financial markets, taxation and law.

Richard Longes (Chairman)

Richard was a director in November 1998 when GPT Management Limited was appointed responsible entity of General Property Trust. At various times prior to that Richard has been a director of the manager of General Property Trust for periods totalling 11 years.

Richard is a director of a number of public companies and administrative and charitable bodies, including Metcash Trading Limited and the National Institute of Dramatic Art. He is also Deputy Chairman of Lend Lease Corporation.

Richard is currently an Executive Director of Investec Bank (Australia) Limited and was formerly a partner of a national law firm.

William Cairns (Director)

Bill was a director in November 1998 when GPT Management Limited was appointed responsible entity of General Property Trust. Prior to that Bill had been a director of the manager of General Property Trust for a period of eight months. Prior to being appointed a director, Bill was a member of GPT's Supervisory Board for five years.

Most of Bill's working life was with AMP, employed in a range of investment activities. He retired from the position of General Manager Investments at AMP, in which he was responsible for the group's global investments in December 1990.

Since that time Bill worked as a non-executive director and a financial adviser to a number of listed public companies within Australia and overseas.

Bill retired from the Board on 30 April 2003.

Peter Joseph OAM (Director)

Appointed: 30 April 2003

Peter is a career investment banker and experienced company director who has had a close involvement with the BT Financial Group for nearly 30 years. He was a director of the responsible entities of a number of BT funds, including some of the BT property trusts. Since Westpac acquired the funds management arm of BT, Peter has resigned his directorships with that group. He was also a director of the Peter Kurts Properties Group for 12 years.

Peter is currently the chairman of Dominion Mining Limited and the St Vincents and Mater Hospitals in Sydney. He is also the chairman of the Sydney-based St James Ethics Centre. He sits on the boards of a number of other charitable organisations and private companies. In 2000 Peter was awarded a Medal in the Order of Australia.

Malcolm Latham AM (Director)

Malcolm was a director in November 1998 when GPT Management Limited was appointed responsible entity of General Property Trust. Prior to that Malcolm had been a director of the manager of General Property Trust for a period of six years.

Malcolm has international experience in urban development. During 2003 he was Chairman of a Joint Venture in Auckland to plan the redevelopment of the Auckland Waterfront, Chairman of the South Sydney Development Corporation, a NSW State authority, and a director of the Hornery Institute, a non-profit foundation involved in skilling people for employment and in helping communities improve the environments in which to live and work. The Institute is undertaking several development projects in Queensland, NSW and Victoria.

Corporate Governance



RICHARD LONGES, WILLIAM CAIRNS, PETER JOSEPH AND MALCOLM LATHAM.

Ken Moss (Director)
Appointed: 7 August 2000

Ken was brought up and educated in Newcastle where he worked for BHP and Howard Smith. He graduated from Newcastle University with a Bachelor of Engineering degree and a PhD in engineering. He joined the Board following his retirement as Managing Director of Howard Smith in August 2000.

Ken is a non-executive director of a number of public companies, including Adsteam Marine Limited, Hunter Area Health Service and National Australia Bank Limited. Ken is also Chairman of Boral Limited and Centennial Coal Company Limited.

Brian Norris (Director)
Brian was a director in November 1998 when GPT Management Limited was appointed responsible entity of General Property Trust. At various times prior to that Brian has been a director of the manager of General Property Trust for periods totalling 20 years.

Brian is a chartered accountant and has specialised in revenue law throughout his professional career, qualifying in law in 1972. He has a long association with the Lend Lease Group, including assisting in the establishment and development of Australian, US and Asian-based property investment funds.

Brian is also a director of Lend Lease Global Properties SICAF, Lend Lease Real Estate Investments Limited, Lend Lease Asia Properties SICAF, Asia Pacific Investment Company and Asia Pacific Investment Company No.2.

Elizabeth Nosworthy (Director)
Elizabeth was a director in November 1998 when GPT Management Limited was appointed Responsible Entity of General Property Trust. Prior to that Elizabeth had been a director of the manager of General Property Trust for a period of eight months. Prior to being appointed a director, Elizabeth was a member of GPT's Supervisory Board for five years.

Elizabeth was a solicitor in commercial practice for 25 years as a member of a national law firm. For many years, Elizabeth specialised in financing work, including infrastructure financing.

Since leaving legal practice some years ago, Elizabeth has worked as an independent company director and holds positions on a number of public company and government boards, including Commander Communications Limited, Prime Infrastructure Management Limited and Ventracor Limited.

David Ross (Director)
David was a director in November 1998 when GPT Management Limited was appointed Responsible Entity of General Property Trust. Prior to that David had been a director of the manager of General Property Trust for a period of three years.

David joined Lend Lease in 1993 as Fund Manager of GPT and was appointed CEO in 1996. David was appointed CEO for Lend Lease in the Asia Pacific Region in 2000 and appointed Global CEO for the Real Estate Investment Management arm of Lend Lease in 2001, relocating to the US in July 2002.

David resigned from the Board on 31 December 2003.

Attendance
Set out below is the attendance record for the Board in 2003.

	MEETINGS ATTENDED	MEETINGS HELD
Richard Longes (Chairman)	13	13
Bill Cairns*	4	4
Peter Joseph**	9	10
Malcolm Latham	11	13
Ken Moss	10	13
Brian Norris	11	13
Elizabeth Nosworthy	13	13
David Ross***	9	13

* *Bill Cairns retired on 30 April 2003.*
** *Peter Joseph was appointed on 30 April 2003.*
*** *David Ross resigned on 31 December 2003.*



KEN MOSS, BRIAN NORRIS, ELIZABETH NOSWORTHY AND DAVID ROSS

Unitholdings of Directors

Directors are encouraged to hold units in GPT. Subsequent to the Directors' and Financial Report being released to the market on 29 January 2004, one director has acquired units in General Property Trust. The table below shows the relevant interests of each director in General Property Trust at 3 February 2004.

	GPT UNITS HELD
Richard Longes	14,724
Peter Joseph	50,000
Malcolm Latham	13,195
Ken Moss	25,000
Brian Norris	4,097
Elizabeth Nosworthy	5,000

Committees

The Board has established two committees to assist it in carrying out its responsibilities. Those committees are the:

- Audit and Risk Management Committee; and
- Nomination and Remuneration Committee.

The Chairman of each committee is an independent director with the appropriate qualifications and experience to carry out that role.

Specific functions and responsibilities have been formally delegated to those committees, as outlined below.

Audit and Risk Management Committee

The Audit and Risk Management Committee of the Board functions as an audit committee by giving assurance regarding the quality and reliability of financial information used by the Board and reviewing and reporting on financial statements issued by GPT Management Limited.

In addition, the Audit and Risk Management Committee performs a range of advisory functions, including:

- compliance with statutory responsibilities relating to financial disclosure and with various policies and risk management practices;
- review of ongoing compliance with the Trust Deed and Compliance Plan;
- review and approval of any transactions involving the Lend Lease Group. This includes the review of all service contracts, which are subject to an independent expert's verification as to their appropriateness and competitiveness.

The Audit and Risk Management Committee has a formal Charter which sets out the Committee's responsibilities and functions. A copy of the Charter can be obtained from the GPT website (www.gpt.com.au).

During 2003 the Audit and Risk Management Committee met eight times.

The Audit and Risk Management Committee is made up of four directors. Three of the directors are independent.

Set out below is the attendance record for the Audit and Risk Management Committee in 2003.

	MEETINGS ATTENDED	MEETINGS HELD
Ken Moss (Chairman)	7	8
Bill Cairns*	2	2
Peter Joseph**	6	6
Brian Norris	6	8
Elizabeth Nosworthy	8	8

* *Bill Cairns retired on 30 April 2003.*
** *Peter Joseph was appointed on 30 April 2003.*

Corporate Governance

Nomination and Remuneration Committee

The Nomination and Remuneration Committee was established in November 2003 with responsibility for identifying and making recommendations to the Board regarding the appointment of non-executive directors and reviewing and making recommendations to the Board regarding remuneration of non-executive directors and senior executives.

The Committee has established procedures for the selection of candidates for appointment to the Board, including independent professional search and review of candidates with appropriate experience and qualifications.

GPT Management Limited is a wholly owned subsidiary company of Lend Lease Corporation Limited and, as such, all remuneration of non-executive directors, senior executives and other employees is paid by Lend Lease Corporation Limited. However, the GPT Management Limited Board makes recommendations to Lend Lease Corporation Limited on these matters, taking into account the performance of GPT and the individuals concerned.

The Nomination and Remuneration Committee comprises three directors, of which two are independent.

Set out below is the attendance record for the Nomination and Remuneration Committee in 2003.

	MEETINGS ATTENDED	MEETINGS HELD
Peter Joseph (Chairman)	1	1
Malcolm Latham	1	1
Richard Longes	1	1

Remuneration

All GPT Management Limited directors, executives and employees are paid by Lend Lease Corporation. GPT Management Limited receives a fee for managing GPT.

During 2003 the remuneration of non-executive directors was reviewed by an independent consultant. Following the review and based on the recommendations of the consultant non-executive directors fees were set as follows:

Chairman's fee	$120,000
Director's fee	$60,000
Additional fee for Audit and Risk Management Committee	$10,000
Additional fee for Chairman of Audit and Risk Management Committee	$5,000

Directors (other than Brian Norris) are not entitled to any retirement benefits other than statutory superannuation. Brian Norris has a long standing agreement with the Lend Lease Group that he will be paid a retirement benefit equal to the total of his directors fees during the last three years of his term. The retirement benefit will be paid by the Lend Lease Group and not GPT.

Senior executives and employees of GPT Management Limited are employees of the Lend Lease Group and are therefore subject to the remuneration policies of Lend Lease Corporation Limited.

In addition to a base salary plus superannuation, senior executives are entitled to receive a bonus if they meet pre-agreed performance criteria. A significant number of those performance criteria relate to GPT's performance, including total return and earnings growth. Bonuses are paid either in Lend Lease Corporation Limited shares or partly in shares and partly in cash. No GPT units are issued to GPT Management Limited executives as part of their remuneration and they do not participate in executive share option schemes.

The GPT Management Limited Board makes recommendations to Lend Lease Corporation Limited as to the performance of GPT Management Limited executives and the level of their rewards for such performance.

Unitholder Meetings

Although GPT is not required by law to hold an Annual General Meeting, it is GPT Management Limited's policy to hold an Annual Meeting of Unitholders. GPT was a pioneer among listed property trusts in establishing this practice.

The annual meeting is held each year whether or not there is any formal business to consider. The meeting is an opportunity for Unitholders to be briefed on GPT's activities and to ask questions of the Board and management.

Registry

ASX Perpetual Registrars Limited is GPT's unit register manager and holds all Unitholder records electronically. ASX Perpetual are also responsible for the maintenance of Unitholder records, GPT's call centre, and the preparation of distribution payments.

Auditors

GPT's auditors are PricewaterhouseCoopers. Under the GPT Management Limited guidelines for the engagement of and dealing with auditors for GPT the auditor's appointment is reviewed every five years and the lead audit partner must be rotated every five years. Any major non-audit work to be undertaken by PricewaterhouseCoopers must be approved by the Audit and Risk Management Committee. In addition, the Audit and Risk Management Committee regularly monitor the type of non-audit work undertaken by PricewaterhouseCoopers and the fees paid for such work. Many of these guidelines now form part of the CLERP 9 reforms to the Corporations Act.

All fees paid to the auditors are disclosed in the Full Financial Report.

Code of Conduct

As a subsidiary of Lend Lease Corporation Limited, all GPT Management Limited directors and employees are committed to and bound by the Lend Lease Code of Conduct. The Code of Conduct is available on the GPT website (www.gpt.com.au).

The Code of Conduct deals with:

- how to deal with Conflicts of Interest;
- prohibition on Insider Trading;
- prohibition on making unauthorised gains and misuse of company assets;
- non-disclosure of confidential information;
- equal opportunity;
- fair competition;
- a consciousness of the environment as well as health and safety at all times;
- prohibition on making unauthorised public statements;
- prohibitions on making unauthorised political donations; and
- working in a collaborative manner.

The Lend Lease Core Values, by which GPT directors and employees seek to conduct themselves, are:

- Respect
- Integrity
- Innovation
- Collaboration
- Excellence.

GPT Management Limited has its own Guidelines for Directors and Officers Unit Trading regulating when GPT and GPT Split Trust units can be traded. A copy of the Guidelines is available on the GPT website (www.gpt.com.au).

The Guidelines allow directors and officers to trade in GPT and GPT Split Trust units only:

- during a window of time after annual or half year results and then only if the person is not in possession of unpublished price sensitive information; and
- after notifying the company secretary.

Dealing in financial products over GPT and GPT Split Trust units created by third parties, e.g. warrants, is prohibited.

ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations

In March 2003, the ASX Corporate Governance Council released its Principles of Good Corporate Governance and Best Practice Recommendations ('Recommendations'). Compliance with the Recommendations is not mandatory, except for the Recommendations dealing with Audit Committees, but from 2004 listed entities are required to report in their annual report whether they have complied during the year the subject of the report, or if they have not, the reasons why not.

While GPT is not required to report on these Recommendations until the 2004 Annual Report, the following summary provides an overview of GPT's position in relation to each of these Recommendations on the date of issue of this Annual Report. A full report, in line with the requirements of the Recommendations, will be contained in the 2004 Annual Report.

The Recommendations recognise that externally managed, listed registered managed investment schemes such as GPT and GPT Split Trust may come into 'technical conflict' in implementing the Recommendations. Where such technical conflicts arise they are noted below.

Based on the information set out above, GPT complies with the Recommendations, subject to the qualifications set out below:

1. Lay Solid Foundations for Management and Oversight

1.1 GPT has formalised and disclosed the functions reserved to the Board and those delegated to management.

2. Structure The Board To Add Value

2.1 A majority of the Board are independent directors.

2.2 The chairperson should be an independent director.

The chairman of the GPT Board, Richard Longes, is a non-executive director and deputy chairman of Lend Lease Corporation. Although Richard meets the criteria set out in the Requirements for an independent director, due to his connection with the Lend Lease Corporation Board, Richard is not considered independent. This is an example of a technical conflict between the Recommendations and GPT's structure as a listed registered managed investment scheme which is managed by Lend Lease. Where an issue of conflict occurs in relation to a dealing between GPT and Lend Lease or in relation to GPT Management Limited, Richard is obliged to act in accordance with rules relating to conflict of interest.

2.3 The roles of chairperson and chief executive officer are not exercised by the same individual.

2.4 The Board has established a nomination committee.

2.5 GPT has provided the information indicated in the Recommendations.

3. Promote Ethical and Responsible Decision Making

3.1 GPT is subject to a code of conduct to guide the directors, the chief executive officer (or equivalent), the chief financial officer (or equivalent) and any other key executives as to:

(a) the practices necessary to maintain confidence in GPT's integrity;

(b) the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

3.2 GPT has disclosed the policy concerning trading in company securities by directors, officers and employees.

3.3 GPT provides the information indicated in the Recommendations.

4. Safeguard Integrity in Financial Reporting

4.1 The chief executive officer (or equivalent) and the chief financial officer (or equivalent) are required to state in writing to the Board that the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and operation results and are in accordance with relevant accounting standards.

4.2 The Board has established an audit committee.

4.3 The audit committee is structured so that it consists of:

(a) only non-executive directors;

(b) a majority of independent directors;

(c) an independent chairperson, who is not chairperson of the Board;

(d) at least three members.

4.4 The audit committee has a formal charter.

4.5 GPT provides the information indicated in the Recommendations via this Annual Report and the GPT website.

5. Make Timely and Balanced Disclosure

5.1 GPT has established written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance.

5.2 GPT provides the information indicated in the Recommendations via this Annual Report and the GPT website.

6. Respect the Rights of the Shareholders

6.1 GPT has a communications strategy to promote effective communication with Unitholders and encourage effective participation at general meetings and this strategy has been disclosed.

6.2 The external auditor attends the annual meeting and is available to answer Unitholder questions about the conduct of the audit and the preparation and content of the auditor's report.

7. Recognise and Manage Risk

7.1 The Board or appropriate board committee has established policies on risk oversight and management.

7.2 The chief executive officer (or equivalent) and the chief financial officer (or equivalent) have stated to the Board in writing that:

(a) The statement given in accordance with best practice recommendation 4.1 (the integrity of financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board.

(b) GPT's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

7.3 GPT provides the information indicated in the Recommendations.

8. Encourage Enhanced Performance

8.1 GPT has disclosed the process for performance evaluation of the Board, its committees and individual directors, and key executives.

9. Remunerate Fairly and Responsibly

9.1 GPT discloses the company's remuneration policies to enable investors to understand (i) the costs and benefits of those policies and (ii) the link between remuneration paid to directors and key executives and corporate performance.

All executives are employed by Lend Lease via GPT Management Limited. The Trusts do not employ any executives. To the extent that they are relevant to GPT, those policies are disclosed.

9.2 The Board has a remuneration committee.

9.3 The structure of non-executives director's remuneration is clearly distinguished from that of executives.

9.4 There is no equity-based executive remuneration.

9.5 To the extent relevant, GPT provides the information indicated in the Recommendations.

As referred to in 9.1 above, the policies of Lend Lease relevant to GPT have been disclosed.

10. Recognise the Legitimate Interests of Stakeholders

10.1 GPT discloses a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.

People



L TO R: NIC LYONS, MICHAEL O'BRIEN, MICHAEL NEILSON, KIERAN PRYKE AND DONNA BYRNE.

This section provides an overview of some of the organisations and people involved with the management of GPT, its properties and services. Details of the directors of GPT are found in the Corporate Governance Section.

Management Team

GPT's management team is responsible for all aspects of the management of the Trust. This includes determining the strategic direction, managing the assets, acquiring and selling properties, accessing funding for the Trust and providing appropriate services to Unitholders.

The management team includes a dedicated specialist portfolio manager for each of the Retail, Office, Hotel/Tourism, Industrial/Business Park and Masterplanned Urban Communities Portfolios who is responsible for the properties within that sector's portfolio.

The following people comprise GPT's senior management team:

Chief Executive Officer (Nic Lyons)
As Chief Executive Officer, Nic is responsible for the overall management and performance of GPT. Setting and implementing the overall Trust strategy, identifying and implementing new opportunities for GPT and reporting to GPT Management Limited's Board are a major focus of Nic's role.

Nic oversees the Senior Management Team in the implementation of Trust strategy and achieving appropriate returns to investors.

Fund Manager (Michael O'Brien)
As Fund Manager, Michael is responsible for the day-to-day management and performance of GPT. Setting and implementing the overall Trust strategy and identifying and implementing new opportunities for GPT in conjunction with the CEO are a focus of Michael's role.

Legal Counsel and Company Secretary (Michael Neilson)
Michael is responsible for legal and compliance issues, as well as communications to the Board and the coordination of regular Board and Audit and Risk Management Committee meetings. Other responsibilities include compliance with the Corporations Law and GPT's Trust Deed (Constitution).

Portfolio Managers (Mark Fookes, Tony Cope, Bruce Morris, Victor Georos and Martin Janes)
Each portfolio manager and his respective team are responsible for the overall performance of each of the assets in their portfolio. This involves the development of comprehensive asset plans setting the strategic direction for the portfolio and each property in the portfolio to ensure they continue to meet the long-term investment objectives. They also liaise with asset managers and property managers on capital expenditure, leasing, and tenancy issues. Assessing and recommending new investment opportunities is also a major part of each portfolio manager's role.

Chief Financial Officer (Kieran Pryke)
Kieran and GPT's accounts team are responsible for the Trust's accounting and financial reporting functions. The team is also responsible for GPT's budgeting, equity and debt raising and distribution payments.



MARK FOOKES, TONY COPE, BRUCE MORRIS, VICTOR GEOROS AND MARTIN JANES

Investor Relations and Marketing Manager (Donna Byrne)
Donna and the Investor Relations team are responsible for all communication to investors. This includes production of the annual and mid year reports for the Trust, quarterly communications to investors, Unitholder meetings, the payment of distributions, and the management of GPT's website, as well as its call centre and registry services.

Lend Lease Connection

GPT Management Limited, the Responsible Entity of GPT, is a wholly owned subsidiary of Lend Lease Corporation Limited. Lend Lease is a leading real estate services business, having developed, constructed and managed real estate assets around the world for over 45 years. From office towers, hospitals and airports, to shopping centres, pharmaceutical facilities and residential communities, Lend Lease has created many landmarks for the public sector and private enterprise.

The Lend Lease Group focuses its strengths of project and construction management, integrated development and real estate funds management within the three major regions of the United States of America (US), Asia Pacific, and Europe, Middle East & Africa (EMEA). GPT is well positioned to take advantage of Lend Lease's global experiences and has access to Lend Lease contacts around the world.

The Lend Lease Group provides the following services to GPT:

- Retail development and property management – Lend Lease's Retail Group is one of the largest managers of retail space in Australia, with 18 shopping centres under management (15 owned by GPT). The Retail Group also manages GPT's Homemaker City centres. The team has experienced specialists in the areas of retail design, development and management.
- Research – the Research team is an important resource for GPT Management. The principal activities of this group include: modelling the Australian property markets to provide forecasts which are used in decision-making for GPT's portfolios; sourcing and evaluating information for use by GPT Management, and research into consumer and demographic trends which contribute to planning for each retail centre's continued performance.
- Capital Transactions – in conjunction with the GPT Management team, the Capital Transactions team identifies acquisition opportunities for GPT and negotiates property acquisitions and sales. With skills in valuation and negotiation, this team leverages the relationships of the Lend Lease Group to provide new real estate opportunities for GPT.
- Project management and construction – Bovis Lend Lease is a world leader in the project management and construction services industry and is recognised worldwide as a partner of choice for many leading global organisations. Bovis Lend Lease provides construction and project management services to GPT on a range of projects across the Retail, Office, Hotel/Tourism and Industrial/Business Park Portfolios.

People



MEMBERS OF THE GPT TEAM

External Service Providers

Jones Lang LaSalle

Jones Lang LaSalle is a global provider of comprehensive real estate and investment management services operating on five continents. Jones Lang LaSalle has over 65 million square metres under management, including the majority of GPT's office and industrial assets.

DB Real Estate

DB Real Estate manage 1 Farrer Place, Sydney, on behalf of the joint owners, Deutsche Office Trust, GPT and Australian Prime Property Fund.

ASX Perpetual Registrars Limited

ASX Perpetual Registrars Limited operate GPT's Unitholder registry and Unitholder service centre.

PricewaterhouseCoopers

PricewaterhouseCoopers are the statutory auditors for GPT. In this role they report to Unitholders on the financial statements. PricewaterhouseCoopers also perform the audit function for GPT's Compliance Plan.

The GPT Split Trust was established in 1984 for the benefit of Unitholders who wanted to invest in units with either an income or growth orientation. The underlying investment of the Split Trust is GPT Units and thus the investment in a broad portfolio of significant Australian retail, office, hotel/tourism, industrial/business park and masterplanned urban community properties. For each GPT Unit held by the Split Trust there is one Income Unit and one Growth Unit. The distributions for the Split Trust units are based on those of GPT Units. The Income Units and Growth Units of the Split Trust are listed on the Australian Stock Exchange.

Distributions

The Income Unit receives the first nine cents of the GPT Unit's distribution for each six monthly distribution, plus 25% of the excess. For 2003, Income Units received a distribution of 18.80 cents per unit, an increase on the previous year's distribution of 18.60 cents. The price of an Income Unit decreased, from $2.52 at the end of December 2002 to $2.46 at the close of 2003.

The Growth Unit receives 75% of the amount of the GPT Unit's six-monthly distribution above nine cents. It can be seen from the table below that when the distribution for GPT Units is greater, Growth Units receive a greater percentage of the distribution, i.e. they benefit from growth in distributions. Conversely, when the distribution from GPT Units is lower, the Growth Units receive a smaller percentage.

Distributions received for 2002 and 2003

ORDINARY GPT UNIT		GROWTH UNIT		INCOME UNIT	
SIX MONTHS TO	CENTS PER UNIT	CENTS PER UNIT	% OF ORDINARY GPT UNIT	CENTS PER UNIT	% OF ORDINARY GPT UNIT
June 2002	10.1	(10.1-9.0)x75% = 0.825	8.2	[(10.1-9.0)x25%]+9.0 = 9.275	91.8
December 2002	10.3	(10.3-9.0)x75% = 0.975	9.5	[(10.3-9.0)x25%]+9.0 = 9.325	90.5
June 2003	10.5	(10.5-9.0)x75% = 1.125	10.7	[(10.5-9.0)x25%]+9.0 = 9.375	89.3
December 2003	10.7	(10.7-9.0)x75% = 1.275	11.9	[(10.7-9.0)x25%]+9.0 = 9.425	88.1

For 2003, Growth Units received a distribution of 2.40 cents per unit, an increase on the previous year's distribution of 1.80 cents and their price increased from 37.5 cents at 31 December 2002 to 48.0 cents at 31 December 2003.

Performance

The GPT Split Trust was created at a time when there was demand to split income from growth during the period of higher inflation in the 1980s. There was a desire on the part of a number of Unitholders to defer tax in favour of accumulation in capital values. However, since that time, there has been a dramatic change in economic and market conditions. The decline in rental growth and the significant reduction in the value of office property in the early 1990s reduced distributions to Growth Units by a greater proportion than it did to Income Units. The changes in the economy and market, particularly the advent of a low inflation environment, also dampened the expectations of future distribution growth for Growth Units.

Investor Relations

Distributions are paid to Unitholders each quarter, and an update on recent activities is enclosed with each distribution.

In addition, GPT's website is a useful source of information for Unitholders. The site is consistently updated to ensure Unitholders have access to up-to-date information. The entire site is updated each six months in conjunction with the announcement of GPT's Annual and Mid Year Results and all Stock Exchange announcements are posted to the site immediately on receipt by the ASX. The site was 'refreshed' with a new look in January 2003.

The website includes detailed information about GPT's assets, investment performance and distributions. Stock exchange and other announcements are available in the News section of the site, which also includes an email alert service. Copies of the most recent reports may also be downloaded from the site.

You can access GPT's website at www.gpt.com.au

Meeting of Unitholders
The Trust's Annual Meeting of Unitholders was held on 29 April 2003. Unitholders endorsed the appointment of Peter Joseph and the reappointment of Malcolm Latham to the Board of GPT Management Limited and approved a special resolution to amend GPT's Constitution. The Resolution, which related to the adoption of International Accounting Standards in January 2005, gives the Responsible Entity more flexibility in determining the amount of income to be distributed to Unitholders each quarter. Unitholders were also given an overview of the performance of the Trust and each property portfolio. The next annual Meeting of Unitholders will be held on 29 April 2004.

Distribution Reinvestment Plans
The Distribution Reinvestment Plans (DRPs) for both General Property Trust and GPT Split Trust were terminated in December 2002 and did not apply to the December 2002 quarter distribution. New plans for GPT and GPT Split Trust, allowing a limited level of participation, were expected to be introduced over 2003. However, discussions with regulators have led us to form the view that this would be impractical. The future use of a DRP will be reviewed in light of the Trust's capital requirements.

Enquiries
Enquiries about your investment in GPT or GPT Split Trust can be directed to the Unitholder Service Centre on Freecall 1800 025 095. This service is available from 8.30am to 5.30pm (Sydney time) on all business days. Enquiries may also be emailed via GPT's website (www.gpt.com.au) or ASX Perpetual Registrars' website (www.asxperpetual.com.au).

Requests for changes to your holding details, distribution payment details, or general enquiries can all be directed to the Unitholder Service Centre. The Unitholder Service Centre can also provide information on current offers at each of GPT's hotel/tourism assets.


GPT
GPT
GPT'S WEBSITE

The directors of GPT Management Limited, the Responsible Entity of General Property Trust and GPT Split Trust, present their report together with the financial reports of General Property Trust and GPT Split Trust for the financial year ended 31 December 2003 and the Audit Reports thereon.

Directors

The following persons were directors of GPT Management Limited during the financial year:

Richard Longes (Chairman)
Peter Joseph (appointed on 30 April 2003)
Ken Moss
Elizabeth Nosworthy
William Cairns (retired on 30 April 2003)
Malcolm Latham
Brian Norris
David Ross (retired on 31 December 2003)

Trust

General Property Trust (GPT)

GPT comprises General Property Trust (Parent Entity), its controlled entities and joint ownership vehicles as disclosed in Note 19 to the consolidated financial statements.

GPT Split Trust

The Trust comprises GPT Split Trust.

Principal Activity

The principal activity of GPT is to invest in investment properties.

The principal activity of GPT Split Trust is to invest in GPT units.

Review of Operations and Changes in the State of Affairs

Financial Results

GPT

The operating result of GPT for the financial year ended 31 December 2003 is a profit of $420.2 million (Dec 2002: $386.1 million).

GPT Split Trust

The operating result of GPT Split Trust for the financial year ended 31 December 2003 is a profit of $4,717 thousand (Dec 2002: $5,215 thousand).

Earnings per Unit

GPT

The earnings per unit (before losses on disposal of properties) for the financial year ended 31 December 2003 was 21.6 cents (Dec 2002: 20.4 cents).

During the financial year, GPT acquired a 25% interest in 1 Farrer Place in Sydney, the Epping Homemaker Centre in Victoria, a 50% interest in the Austrak Business Park at Somerton in Victoria, Quad 3 land at Homebush Bay, a site adjoining Homemaker City Castle Hill, a 49% interest in two joint venture companies to develop residential communities at Rouse Hill in NSW and Twin Waters in Queensland, 132 and 142 Pacific Highway Charlestown and 557 High Street Penrith.

In April 2003, Unitholders approved a special resolution to amend GPT's constitution. The resolution related to the adoption of International Accounting Standards in January 2005 and gives the Responsible Entity more flexibility in determining the amount of income to be distributed to Unitholders each quarter. In the opinion of the directors, there were no other significant changes to the state of affairs of GPT and GPT Split Trust ('Trusts') that occurred during the financial year under review.

GPT Split Trust

The earnings per unit for the financial year ended 31 December 2003 was 18.8 cents per Income Unit (Dec 2002: 18.6 cents) and 2.4 cents per Growth Unit (Dec 2002: 1.8 cents).

Distributions

GPT

The Responsible Entity has determined the payment of a distribution for the financial year ended 31 December 2003 of 21.2 cents per unit (Dec 2002: 20.4 cents).

GPT Split Trust

The Responsible Entity has determined the payment of a distribution for the financial year ended 31 December 2003 of 18.8 cents per Income Unit (Dec 2002: 18.6 cents) and 2.4 cents per Growth Unit (Dec 2002: 1.8 cents).

Events Subsequent to Balance Date

The directors are not aware of any matter or circumstance occurring since the end of the financial year not otherwise dealt with in this report or accounts that has significantly or may significantly affect the operations of the Trusts, the results of their operations or the state of affairs of the Trusts in subsequent financial years.

Directors' Benefits

No director of the Responsible Entity has received or become entitled to receive any benefit from the Trusts during the financial year by reason of a contract made by the Responsible Entity or a related corporation with the director or with a firm of which the director is a member, or with an entity in which the director has a substantial financial interest.

Indemnification and Insurance of Officers

No insurance premiums are paid out of the assets of the Trusts for insurance cover provided to the Responsible Entity or the auditors of the Trusts. So long as the officers of the Responsible Entity act in accordance with the Trust Deeds and the Law, the Responsible Entity remains fully indemnified out of the assets of the Trusts against any losses incurred while acting on behalf of the Trusts. The auditors are in no way indemnified out of the assets of the Trusts.

Rounding of Amounts

GPT

The amounts disclosed in the Directors' Report have been prepared in accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission, pursuant to which, unless otherwise indicated, the amounts in the Directors' Report have been rounded to the nearest tenth of a million dollars.

GPT Split Trust

The amounts disclosed in the Directors' Report have been prepared in accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission, pursuant to which, unless otherwise indicated, the amounts in the Directors' Report have been rounded to the nearest thousand dollars.

Environmental Regulation

The directors are satisfied that there are no significant issues that currently have an impact on the Trusts. A report on environmental initiatives in each of GPT's property portfolios is found elsewhere in the Annual Report.

Interests in Trusts

The movement in units in the Trusts during the year is set out below

	31 DEC 2003	31 DEC 2002
GPT		
Units issued during the year	**–**	82,661,979
Units redeemed during the year	**–**	–
Units on issue at year end	**1,949,716,610**	1,949,716,610
GPT Split Trust Units		
Units issued during the year	**–**	432,374
Units redeemed during the year	**(503,463)**	(6,940,540)
Units on issue at year end	**22,109,712**	22,613,175

Value of Assets

GPT

The value of GPT's assets as at 31 December 2003 is $7,695.1 million (Dec 2002: $6,696.6 million), derived on the basis set out in Note 1 to the financial statements.

GPT Split Trust

The value of GPT Split Trust's assets as at 31 December 2003 is $61,554 thousand (Dec 2002: $59,970 thousand), derived on the basis set out in Note 1 to the financial statements.

Fees Paid to and Interests Held in the Trusts by the Responsible Entity

GPT

Fees paid to the Responsible Entity and its Associates out of GPT property during the financial year are disclosed in Note 3 to the financial statements. No fees were paid out of GPT to the directors of the Responsible Entity during the financial year.

GPT Split Trust

No Responsible Entity fees have been charged against GPT Split Trust during the financial year as disclosed in Note 7 to the financial statements. No fees were paid out of GPT Split Trust to the directors of the Responsible Entity during the financial year.

	31 DEC 2003	31 DEC 2002
Units held by GPT Management Limited in GPT Split Trust	**1,000**	1,000

Likely Developments and Expected Results of Operations

Further information on likely developments in the operation of the Trusts and the expected results of those operations have not been included in this report because the Responsible Entity believes it would be likely to result in unreasonable prejudice to the Trusts.

Directors' Interests

The table below shows the relevant interests of each director in GPT and GPT Split Trust

	GPT UNITS HELD	GPT SPLIT TRUST INCOME UNITS HELD	GPT SPLIT TRUST GROWTH UNITS HELD
Richard Longes	14,724	–	–
William Cairns (retired on 30 April 2003)	44,919	–	–
Peter Joseph (appointed on 30 April 2003)	–	–	–
Malcolm Latham	13,195	–	–
Ken Moss	25,000	–	–
Brian Norris	4,097	–	–
Elizabeth Nosworthy	5,000	–	–
David Ross (retired on 31 December 2003)	–	–	–

Dated at SYDNEY this 28th day of January, 2004

Signed in accordance with a resolution of the directors.

Richard Longes
Director

Ken Moss
Director


45
13
24
72
17
28
37
19

Statements of Financial Performance

Year ended 31 December 2003

	NOTE	CONSOLIDATED 31 DEC 2003 $M	CONSOLIDATED 31 DEC 2002 $M	GPT 31 DEC 2003 $M	GPT 31 DEC 2002 $M
Statements of Financial Performance					
Revenue					
Rents		**605.9**	568.5	**288.3**	266.2
Interest – Joint venture investment arrangements		**4.5**	9.4	**4.5**	9.4
Interest – Cash and short term money market securities		**5.0**	3.5	**3.2**	1.7
Proceeds on disposal of units in listed property trust		**41.2**	–	**41.2**	–
Proceeds on disposal of properties		**–**	187.3	**–**	176.0
Distributions from controlled entities and Associates		**–**	–	**298.3**	279.0
Share of net profits of Associates	19	**63.7**	59.0	**–**	–
Other income		**1.3**	–	**1.3**	–
Revenue		**721.6**	827.7	**636.8**	732.3
Expenses					
Rates, taxes and other property outgoings		**138.2**	128.9	**67.8**	61.9
Repairs and maintenance		**9.1**	9.4	**4.4**	4.8
Provision for doubtful debts		**0.5**	0.6	**0.5**	0.2
Audit and accounting fees	3	**0.8**	0.6	**0.8**	0.6
Borrowing costs		**80.2**	70.1	**80.2**	69.1
Responsible Entity's fee	3	**25.6**	33.9	**16.5**	23.2
Book value of units in listed property trust		**41.2**	–	**41.2**	–
Book value of property investments sold		**–**	192.9	**–**	181.6
Other expenses		**5.8**	5.2	**5.2**	4.8
Expenses		**301.4**	441.6	**216.6**	346.2
Net Operating Income		**420.2**	386.1	**420.2**	386.1
Increase in asset revaluation reserve	15	**235.0**	33.5	**235.0**	33.5
Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		**235.0**	33.5	**235.0**	33.5
Total changes in equity other than those resulting from transactions with Unitholders as owners		**655.2**	419.6	**655.2**	419.6

	NOTE	CENTS	CENTS
Basic earnings per unit after losses on disposal of properties	18	**21.6**	20.1
Basic earnings per unit before losses on disposal of properties	18	**21.6**	20.4

The above Statements of Financial Performance should be read in conjunction with the accompanying notes.

	NOTE	$M	$M	$M	$M
Distribution					
Net Operating Income		**420.2**	386.1	**420.2**	386.1
Undistributed income at the beginning of the financial year		**0.7**	0.5	**0.7**	0.5
Transfer from reserve		**–**	5.6	**–**	5.6
Total available for distribution		**420.9**	392.2	**420.9**	392.2
Distribution paid and payable	2	**(413.3)**	(391.5)	**(413.3)**	(391.5)
Undistributed income at the end of the financial year		**7.6**	0.7	**7.6**	0.7

Statements of Financial Position

As at 31 December 2003

	NOTE	CONSOLIDATED 31 DEC 2003 $M	CONSOLIDATED 31 DEC 2002 $M	GPT 31 DEC 2003 $M	GPT 31 DEC 2002 $M
Current Assets					
Cash		**44.0**	45.6	**42.5**	40.6
Receivables	4	**46.0**	39.7	**20.9**	13.2
Other	5	**14.6**	13.2	**10.3**	11.0
		104.6	98.5	**73.7**	64.8
Non-current Assets					
Investment properties	6	**7,489.8**	6,528.1	**7,474.3**	6,491.6
Other financial assets	8	**100.7**	70.0	**100.7**	70.0
		7,590.5	6,598.1	**7,575.0**	6,561.6
Total Assets		**7,695.1**	6,696.6	**7,648.7**	6,626.4
Current Liabilities					
Payables	9	**147.3**	160.6	**100.9**	90.4
Interest bearing liabilities	10	**775.0**	356.0	**775.0**	356.0
Provisions	11	**105.3**	101.4	**105.3**	101.4
		1,027.6	618.0	**981.2**	547.8
Non-current Liabilities					
Interest bearing liabilities	12	**1,352.0**	1,005.0	**1,352.0**	1,005.0
		1,352.0	1,005.0	**1,352.0**	1,005.0
Total Liabilities		**2,379.6**	1,623.0	**2,333.2**	1,552.8
Net Assets		**5,315.5**	5,073.6	**5,315.5**	5,073.6
Equity					
Contributed equity	13	**4,400.8**	4,400.8	**4,400.8**	4,400.8
Asset revaluation reserve	15	**907.1**	672.1	**907.1**	672.1
Undistributed income	15	**7.6**	0.7	**7.6**	0.7
Total Equity	16	**5,315.5**	5,073.6	**5,315.5**	5,073.6

The above Statements of Financial Position should be read in conjunction with the accompanying notes.

Statements of Cash Flows

Year ended 31 December 2003

		CONSOLIDATED		GPT	
	NOTE	**31 DEC 2003 $M**	31 DEC 2002 $M	**31 DEC 2003 $M**	31 DEC 2002 $M
Cash flows from operating activities					
Cash receipts in the course of operations		**610.2**	579.3	**309.6**	284.0
Cash payments in the course of operations		**(186.7)**	(186.1)	**(93.8)**	(105.0)
Interest received		**14.4**	14.5	**7.6**	13.3
Distributions received from controlled entities		**–**	–	**234.6**	220.0
Distributions received from Associates		**56.3**	62.5	**56.3**	62.5
		494.2	470.2	**514.3**	474.8
Borrowing costs		**(97.5)**	(75.9)	**(97.5)**	(74.8)
Net cash inflow from operating activities	17	**396.7**	394.3	**416.8**	400.0
Cash flows from investing activities					
Payments for property investments		**(724.2)**	(752.2)	**(147.6)**	(446.5)
Proceeds on disposal of property investments		**–**	187.3	**–**	176.0
(Increase)/decrease in property deposits		**(4.6)**	235.9	**(4.6)**	235.9
(Increase) in other financial assets		**(26.1)**	–	**(26.1)**	–
Investments in controlled entities and Associates		**–**	–	**(592.4)**	(291.8)
Loan (to)/from controlled entities		**–**	–	**(0.8)**	(51.7)
Proceeds on disposal of units in listed property trust		**41.2**	–	**41.2**	–
Investment in units in listed property trust		**(41.2)**	–	**(41.2)**	–
Net cash outflow from investing activities		**(754.9)**	(329.0)	**(771.5)**	(378.1)
Cash flows from financing activities					
Net Short Term Notes (repaid)/issued		**239.0**	(189.0)	**239.0**	(375.0)
Commercial Bill Facilities (repaid)/issued		**–**	(173.0)	**–**	93.0
Net Medium Term Notes issued		**527.0**	450.0	**527.0**	450.0
Distributions paid		**(409.4)**	(176.7)	**(409.4)**	(176.7)
Net cash inflow/(outflow) from financing activities		**356.6**	(88.7)	**356.6**	(8.7)
Net (decrease)/increase in cash		**(1.6)**	(23.4)	**1.9**	13.2
Cash at the beginning of the financial year		**45.6**	69.0	**40.6**	27.4
Cash at the end of the financial year	17	**44.0**	45.6	**42.5**	40.6
Non-cash financing and investing activities	17	**–**	206.8	**–**	206.8

The above Statements of Cash Flows should be read in conjunction with the accompanying notes.

1. Summary of accounting policies

(a) Basis of preparation

This general purpose financial report for the financial year ended 31 December 2003 has been prepared in accordance with the Trust Constitution, Accounting Standards, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board, and the Corporations Act 2001 in Australia. It is prepared on the basis of the going concern and historical cost conventions and has not been adjusted to take account of either changes in the general purchasing power of the dollar or changes in the values of specific assets, except to the extent that General Property Trust ('GPT') property investments have been revalued. The accounting policies adopted are consistent with those of the previous year unless otherwise specified. Comparative information has been reclassified where appropriate to enhance comparability.

(b) Principles of consolidation

The consolidated financial statements incorporate all the assets, liabilities and net operating results of the controlled entities. GPT and its controlled entities together are referred to in this financial report as the Trust. The effects of all transactions between controlled entities in the Trust have been eliminated in full.

Certain property investments are held via joint ownership arrangements (refer Note 23). These joint ownership arrangements include the ownership of units in single purpose unlisted Trusts over which GPT exercises significant influence but does not control ('Associates').

The Trust has adopted the equity method of accounting for its property investments held via Associates in accordance with Accounting Standard AASB 1016: Accounting for Investments in Associates. The Responsible Entity believes that including this information in the Trust Investment Properties note (Note 6) appropriately reflects the nature and substance of the Trust's operations.

(c) Accounting for acquisitions

On the acquisition of property Trusts, the fair value of the consideration is compared with the fair value of the assets acquired. Any discount or goodwill arising on acquisition is accounted for in accordance with AASB 1013: Accounting for Goodwill.

(d) Investment properties

The Trust Compliance Plan requires that all Trust property investments be valued at intervals of not more than three years and that such valuations be reflected in the financial report of the Trust. It is the policy of the Responsible Entity to review the carrying value of each property every six months. Independent valuations of the individual investments are carried out each three years in accordance with the Corporations Act 2001 and the Trust Constitution, or earlier where the Responsible Entity believes there may be a material change in the carrying value of the property.

A revaluation increment is credited directly to the asset revaluation reserve, unless it is reversing a previous decrement charged as an expense in the Statements of Financial Performance in respect of that same class of assets, in which case the increment is credited to the Statements of Financial Performance.

A revaluation decrement is recognised as an expense in the Statements of Financial Performance, unless it is reversing a revaluation increment previously credited to, and still included in the balance of, the asset revaluation reserve in respect of that same class of assets, in which case it is debited directly to the asset revaluation reserve.

Some property investments are held through the ownership of units in single purpose unlisted Trusts where GPT exerts significant influence but does not have a controlling interest. The Trust has adopted the equity method for these Associates (refer Note 1(b)). The property and other property related net assets of the Associates have been disclosed separately in Note 6.

Interests held by GPT in controlled Trusts and Associated Trusts are brought to account at valuation based on the net tangible asset backing at the end of each quarter.

1. **Summary of accounting policies** (Continued)

(d) **Investment properties** (Continued)

Land and buildings have the function of an investment and are regarded as a composite asset. The applicable Accounting Standards do not require that investment properties be depreciated. Accordingly, the buildings and any component thereof (including plant and equipment) are not depreciated.

Expenses capitalised to properties may include the cost of acquisition, additions, refurbishments, redevelopments, borrowing costs and fees incurred.

(e) **Financial instruments**

Bank bill and money market investments are reported at historic cost. As it is the intention to hold these instruments to maturity they are not revalued to market. Interest accrued at balance date is included in the accounts as a receivable. Interest rate swaps may be entered into to protect the Trust from variable interest rates. These transactions are accounted for on an accruals basis over the life of the facility that they are hedging. The Trust has classified as current liabilities short term note borrowings and medium term notes expiring within one year, notwithstanding that the Trust may hedge the interest rate exposure beyond one year and the fact that the Trust maintains stand-by facilities to provide liquidity backup for the short term/medium term note programme as described in Note 20.

(f) **Revenue**

Revenue from rents and interest is brought to account on an accruals basis. Revenue not received at balance date is included in the accounts as a receivable. The Trust's proportionate share of net operating results of Associates is included in the net income available for distribution when earned. Such income has been separately disclosed in the Statements of Financial Performance.

(g) **Expenditure**

Expenditure, including rates, taxes, interest and other outgoings is brought to account on an accruals basis.

(h) **Income tax**

Under current tax legislation the Trust is not liable for income tax, provided its taxable income and taxable realised gains are fully distributed to Unitholders each year.

(i) **Cash flows**

For the purposes of the Statements of Cash Flows, cash includes cash at bank, deposits at call and short term money market securities which are readily converted into cash.

(j) **Distributions**

Distributions are paid to Unitholders each quarter. Provision is made for the amount of any distribution declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date.

(k) **Borrowing costs**

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in costs of qualifying assets – refer Note 1(d).

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity's outstanding borrowings during the year, in this case 6.78% (2002: 6.80%).

Borrowing costs include:

- interest on short term and long term borrowings;
- amortisation of discounts or premiums relating to borrowings; and
- amortisation of ancillary costs incurred in connection with the arrangement of borrowings.

(l) **Rounding**

The financial report of the Trust has been prepared in accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the financial report to the nearest tenth of a million dollars, unless otherwise stated. Amounts have been rounded off in the financial report in accordance with that Class Order.

	CONSOLIDATED		GPT	
	31 DEC 2003 $M	31 DEC 2002 $M	31 DEC 2003 $M	31 DEC 2002 $M
2. Distributions				
In respect of the six months ended 30 June 2003				
Distribution of 5.2 cents per unit paid on 23 May 2003 (22 May 2002: 5.0 cents)	**101.4**	94.5	**101.4**	94.5
Distribution of 5.3 cents per unit paid on 25 Aug 2003 (21 Aug 2002: 5.1 cents)	**103.3**	97.3	**103.3**	97.3
Distribution for the six months ended 30 June 2003 10.5 cents per unit (30 Jun 2002: 10.1 cents)	**204.7**	191.8	**204.7**	191.8
In respect of the six months ended 31 December 2003				
Distribution of 5.3 cents per unit paid on 21 Nov 2003 (20 Nov 2002: 5.1 cents)	**103.3**	98.3	**103.3**	98.3
Distribution of 5.4 cents per unit payable on 23 Feb 2004 (24 Feb 2003: 5.2 cents)	**105.3**	101.4	**105.3**	101.4
Distribution for the six months ended 31 December 2003 10.7 cents per unit (31 Dec 2002: 10.3 cents)	**208.6**	199.7	**208.6**	199.7
Distribution for the year ended 31 December 2003 21.2 cents per unit (31 Dec 2002: 20.4 cents)	**413.3**	391.5	**413.3**	391.5
Undistributed income at 31 December 2003	**7.6**	0.7	**7.6**	0.7

	$'000	$'000	$'000	$'000
3. Expenses				
Expenses have been arrived at after charging the following items:				
Auditors' remuneration:				
Auditing the financial report	**579.4**	474.6	**568.8**	455.2
Other audit related work	**155.9**	157.2	**154.2**	146.7
Total audit and audit related work	**735.3**	631.8	**723.0**	601.9
Other assurance services	**74.0**	–	**74.0**	–
Total auditors' remuneration	**809.3**	631.8	**797.0**	601.9

Other assurance services in 2003 includes due diligence reviews on acquisitions completed and considered.

Responsible Entity's fee	**25,627.1**	33,928.4	**16,458.5**	23,247.8

From 1 January 2003, the base management fee payable by GPT has been reduced from 0.55% to 0.40% per annum of gross assets and a performance component has been introduced. The performance component, if applicable, is 5% of GPT's outperformance compared to the S&P/ASX Property 200 Accumulation Index. The total fee payable each six months is capped at 0.275% of the gross assets of the Trust. GPT Management Limited will receive all or part of the performance fee so that earnings per unit for each six month period is not less than the earnings per unit for the previous six month period. Based on GPT's performance for the 12 months to 31 December 2003, there is no performance fee payable in respect of the 12 months to 31 December 2003.

	CONSOLIDATED		GPT	
	31 DEC 2003 $M	31 DEC 2002 $M	**31 DEC 2003 $M**	31 DEC 2002 $M
4. Receivables				
Trade debtors	**27.2**	24.3	**3.5**	2.0
Provision for doubtful debts	**(1.2)**	(1.2)	**(1.0)**	(0.7)
	26.0	23.1	**2.5**	1.3
Distributions receivable from unlisted controlled Trusts	**–**	–	**1.1**	0.3
Distributions receivable from Associates	**10.6**	3.1	**10.6**	3.1
Other debtors	**9.4**	13.5	**0.4**	1.4
Loans to controlled entities	**–**	–	**6.3**	7.1
	46.0	39.7	**20.9**	13.2
5. Other current assets				
Prepayments	**14.6**	13.2	**10.3**	11.0
6. Investment properties				
Retail	**3,723.2**	3,265.9	**2,051.0**	1,862.7
Office	**2,946.7**	2,550.8	**748.5**	742.9
Hotel and Tourism	**530.1**	507.3	**–**	–
Industrial	**289.8**	204.1	**289.8**	204.1
	7,489.8	6,528.1	**3,089.3**	2,809.7

The mixed class of assets has been allocated in the table above as follows:

Melbourne Central: 50% Retail ($295.6 m) and 50% Office ($290.2 m) (Dec 2002: 42% Retail and 58% Office).
Due to the departure of Daimaru and the redevelopment of Melbourne Central, the allocation of the value was reviewed.
Brisbane Transit Centre: 83% Office and 17% Hotel and Tourism.

	CONSOLIDATED 31 DEC 2003 $M	CONSOLIDATED 31 DEC 2002 $M	GPT 31 DEC 2003 $M	GPT 31 DEC 2002 $M
Unlisted units in controlled Trusts				
GEM Retail Property Trust			**1,253.1**	1,105.7
GEM Commercial Property Trust			**1,374.3**	1,258.4
GPT Hotel Trust			**511.2**	479.3
Melbourne Central Unit Trust			**530.0**	429.5
			3,668.6	3,272.9
Unlisted shares in corporations				
GPT Pty Limited			**0.1**	0.1
Melbourne Central Holdings Pty Limited			**47.7**	47.7
			47.8	47.8
Investments in Associates				
Erina Property Trust			**111.1**	80.3
Horton Trust			**13.4**	13.3
1 Farrer Place Trust			**257.6**	–
2 Park Street Trust			**286.5**	267.6
			668.6	361.2
	7,489.8	6,528.1	**7,474.3**	6,491.6

Reconciliation

Reconciliations of the carrying amounts of investment properties at the beginning and end of the current and previous financial year are set out below.

	CONSOLIDATED 31 DEC 2003 $M	CONSOLIDATED 31 DEC 2002 $M	GPT 31 DEC 2003 $M	GPT 31 DEC 2002 $M
Carrying amount at start of the financial year	**6,528.1**	5,904.2	**6,491.6**	5,882.4
Additions	**726.7**	783.4	**747.7**	757.3
Disposals	**–**	(193.0)	**–**	(181.6)
Net increase in revaluation of investment	**235.0**	33.5	**235.0**	33.5
Carrying amount at end of the financial year	**7,489.8**	6,528.1	**7,474.3**	6,491.6

6. Investment properties (Continued)

NAME	OWNERSHIP %(1)	ACQUISITION DATE	ACQUISITION PRICE $M	TOTAL COST INCLUDING ADDITIONS $M	DATE OF LATEST VALUATION	INDEPENDENT VALUER	LATEST INDEPENDENT VALUATION $M	ADDITIONS SINCE VALUATION $M	BOOK VALUE 31 DEC 2003 $M(5)
RETAIL									
Bonner House	100	Oct 2001	9.1	9.3	Mar 2003	Knight Frank	11.0	–	**11.0**
ACT	Leasehold					KL Goddard, FAPI			
Borec House	100	Jul 2002	10.6	10.7	Sep 2003	CB Richard Ellis	10.8	–	**10.8**
NSW						M Steur, AAPI			
Casuarina Square	100	Oct 1973	4.5	143.4	Sep 2002	Knight Frank	264.0	2.4	**266.4**
NT						KL Goddard, FAPI			
Charlestown Square	100	Dec 1977	7.3	177.0	Sep 2003	Knight Frank	325.0	0.9	**325.9**
NSW						KL Goddard, FAPI			
Pacific Highway,	100	Oct 2002	7.1	7.1	Sep 2003	Knight Frank	7.0	–	**7.0**
Charlestown NSW		Jul 2003	5.3	5.3		KL Goddard, FAPI	–	–	**5.3**
Dandenong Plaza	100	Dec 1993	60.2	190.8	Sep 2003	FPDSavills (NSW)	205.0	0.1	**205.1**
VIC		Dec 1999	60.3	60.3		AD Johnston, AAPI			
Erina Fair	33.3, Freehold	Jun 1992	55.1	243.1	Sep 2003	Knight Frank			**223.4**
NSW	16.7, Units in Trust					KL Goddard, FAPI			**111.1(3)**
							323.7	10.8	**334.5**
Penrith Plaza	100	Jun 1971	16.7	419.2	Sep 2003	CB Richard Ellis	505.0	1.2	**506.2**
including Cinemas		Oct 2002	362.9			M Steur, AAPI	Refer Notes 6 and 8		
NSW		Apr 1998	17.4						
High Street, Penrith	100	Nov 2002	5.2	6.1	Sep 2003	CB Richard Ellis	6.1	–	**6.1**
NSW		Jan 2003	0.8			M Steur, AAPI			
Riley Square	100	Jun 1994	11.6	17.2	Sep 2003	CB Richard Ellis	15.2	–	**15.2**
NSW						M Steur, AAPI			
Sunshine Plaza	50	Dec 1992	32.8	49.9	Sep 2003	FPDSavills (NSW)	82.0(2)	–	**82.0**
QLD	Freehold, JVIA					A Johnston, AAPI			
Plaza Parade	50	Jun 1999	4.7	11.7	Sep 2003	FPDSavills (NSW)	10.5	–	**10.5**
QLD						A Johnston, AAPI			
Horton Parade	50	Jun 1998	3.8	7.6	Sep 2003	FPDSavills (NSW)	7.0	–	**7.0(3)**
QLD	Units in Trust					A Johnston, AAPI			
Maroochydore Superstore		Feb 1999	5.5	5.5	Sep 2003	FPDSavills (NSW)	6.0	–	**6.0(3)**
Plaza QLD				13.1		A Johnston, AAPI			**13.0**
									0.4(4)
Woden Plaza	100	Feb 1986	74.8	245.6	Mar 2003	Knight Frank	375.0	1.1	**376.1**
ACT	Leasehold					KL Goddard, FAPI			
General Property Trust									**2,175.5**
Carlingford Court	100	Jul 1996	80.1	136.5	Mar 2002	Knight Frank	133.0	2.1	**135.1**
NSW						KL Goddard, FAPI			
Chirnside Park	100	Jul 1996	80.5	136.3	Mar 2003	JLL Advisory	132.0	0.3	**132.3**
VIC						B Sweeney, AAPI			
Wollongong Central	100	Jul 1996	54.0	109.7	Sep 2003	Jones Lang LaSalle	157.0	0.5	**157.5**
NSW		Oct 1998	34.8			JK Dillon, AAPI			
Floreat Forum	100	Jul 1996	33.3	86.8	Jun 2002	FPDSavills	72.4	23.0	**95.4**
WA						AD Johnston, AAPI			
Forestway Shopping Centre	100	Jul 1996	27.0	39.3	Sep 2001	Knight Frank	39.0	9.8	**48.8**
NSW						KL Goddard, FAPI			
Macarthur Square	50	Dec 1999	135.0	141.6	Sep 2003	Jones Lang LaSalle	165.0	2.5	**167.5**
NSW						D McLennan, AAPI			
Parkmore Shopping Centre	100	Jul 1996	120.0	130.3	Mar 2001	JLL Advisory	95.0	6.1	**101.1**
VIC						B Sweeney, AAPI			
Homemaker City Aspley	100	Nov 2001	43.2	44.1	Jun 2002	JLL Capital Markets	43.5	0.8	**44.3**
QLD						WR Wiemann, AAPI			
Homemaker City Bankstown	100	Nov 2001	38.5	39.3	Sep 2003	FPDSavills	44.0	0.2	**44.2**
NSW						AD Johnston, AAPI			
Homemaker City Cannon Hill	100	Nov 2001	13.9	14.6	Sep 2003	Jones Lang LaSalle	15.7	0.2	**15.9**
QLD						J Apted, FAPI			
Homemaker City Castle Hill	100	Nov 2001	25.4	35.2	Mar 2002	WK Wotton	26.5	9.8	**36.3**
NSW		Jan 2003	8.7			W Wotton, FAPI			
Homemaker City Epping	100	Aug 2003	37.7	37.7	–	–	–	–	**37.7**
VIC									

(1) Freehold, unless otherwise stated.

(2) Present value of termination right and land at latest valuation.

(3) Share of Associate's property assets. The value of the Trust's interest in the Associate's property assets is included in the valuation.

(4) Shares of Associates other property related net assets which have been included as property (refer Note 1(b)).

(5) Properties that have been independently valued in the last 12 months are carried at that valuation, except where capital expenditure has been incurred subsequent to valuation. Properties on which such capital expenditure has been incurred and properties which have not been independently valued in the last 12 months are carried at Directors' valuation.

JVIA = Joint Venture Investment Arrangement

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

6. Investment properties (Continued)

NAME	OWNERSHIP %[1]	ACQUISITION DATE	ACQUISITION PRICE $M	TOTAL COST INCLUDING ADDITIONS $M	DATE OF LATEST VALUATION	INDEPENDENT VALUER	LATEST INDEPENDENT VALUATION $M	ADDITIONS SINCE VALUATION $M	BOOK VALUE 31 DEC 2003 $M[5]
RETAIL (Continued)									
Homemaker City Fortitude Valley QLD	100	Dec 2001	7.2	31.2	Sep 2003	CB Richard Ellis T Irving, AAPI	31.6	0.1	**31.7**
Homemaker City Jindalee QLD	100	Nov 2001	38.7	40.3	Sep 2003	Jones Lang LaSalle J Apted, FAPI	47.6	0.2	**47.8**
Homemaker City Maribyrnong VIC	100	Nov 2001	35.5	35.6	Sep 2003	Knight Frank MJ Schuh, AAPI	47.3	–	**47.3**
Homemaker City Moorabbin VIC	100	Jul 2002	33.3	33.4	–	–	–	–	**33.4**
Homemaker City Mt Gravatt QLD	100	Nov 2001	17.9	18.1	Mar 2002	JLL Capital Markets WR Wiemann, AAPI	19.4	0.2	**19.6**
IKEA Building, Prospect NSW	100	Nov 2001	6.9	6.9	Sep 2003	Colliers International A Graham, AAPI	6.5	–	**6.5**
Homemaker City Springwood QLD	100	Nov 2001	15.7	16.0	Mar 2002	JLL Capital Markets WR Wiemann, AAPI	16.0	0.3	**16.3**
Homemaker City Underwood QLD	100	Nov 2001	10.5	10.6	Jun 2002	JLL Capital Markets WR Wiemann, AAPI	12.6	0.1	**12.7**
Homemaker City Windsor QLD	100	Nov 2001	20.0	20.2	Jun 2002	JLL Capital Markets CJ Chatwood, AAPI	20.5	0.2	**20.7**
GEM Retail Property Trust									**1,252.1**
Total Retail									**3,427.6**
OFFICE									
Citigroup Centre	50	Jul 2001	51.2	268.3	Dec 2003	FPDSavills (NSW)			
NSW	Units in Trusts	Dec 2001	212.4			A Pannifex, FAPI			
		[4]	0.8						
				268.3			287.5	–	287.5[2] (1.0)[3]
1 Farrer Place NSW	50 Units in Trust	Dec 2003	253.6	257.6	–	–	–	–	257.6
Australia Square NSW	50	Sep 1981	42.5	132.8	Jun 2002	Colliers International W Doherty, AAPI	176.2	3.3	**179.5**
MLC Centre NSW	50	Apr 1987	233.5	312.6	Mar 2001	CB Richard Ellis (N2) S Fairfax, AAPI	298.5	8.3	**306.8**
Riverside Centre QLD	100	Apr 1984	250.7	295.7	Sep 2002	CB Richard Ellis (C) J Porter, FAPI	245.0	2.3	**247.3**
Black Ink House QLD	100	Apr 1984	9.1	15.5	Sep 2002	CB Richard Ellis (C) J Porter, FAPI	14.4	–	**14.4**
General Property Trust									**1,292.1**
179 Elizabeth Street NSW	100	Sep 1998	59.4	62.4	Sep 2003	FPDSavills A Pannifex FAPI	81.0	0.5	**81.5**
10 & 12 Mort Street ACT	100 Leasehold	Jul 1996	58.6	59.9	Dec 2003	Jones Lang LaSalle RJ Lawrie, AAPI	50.0	–	**50.0**
530 Collins Street & 120 King Street VIC	100	Jul 1996	310.0	319.4	Sep 2003	Urbis RJ Scrivener, FAPI	320.0	0.2	**320.2**
HSBC Centre NSW	100	Jul 1996	180.0	214.0	Mar 2001	Arthur Andersen P Dempsey, FAPI	214.0	10.7	**224.7**
Darling Park Complex	50	Jun 2000	289.1	463.2					
NSW	Units in Trusts	Mar 2001	100.0						
		[4]	12.0						
				463.2	Apr 2003	Colliers International W Doherty, AAPI	465.0	1.6	**466.6**[2] **(1.9)**[3]
The National, Stage 1 Victoria Harbour, VIC	100	Feb 2002	7.4	119.4	–	–	–	–	**119.4**
The National, Stage 2 Victoria Harbour, VIC	100	Feb 2002	6.3	61.5	–	–	–	–	**61.5**
GEM Commercial Property Trust									**1,322.0**
Total Office									**2,614.1**

(1) Freehold, unless otherwise stated.

(2) Share of Associate's property assets. The value of the Trust's interest in the Associate's property assets is included in the valuation.

(3) Share of Associate's other property related net (liabilities) which have been included as property (refer Note 1(b)).

(4) Acquisition costs.

(5) Properties that have been independently valued in the last 12 months are carried at that valuation, except where capital expenditure has been incurred subsequent to valuation. Properties on which such capital expenditure has been incurred and properties which have not been independently valued in the last 12 months are carried at Directors' valuation.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

6. Investment properties (Continued)

NAME	OWNERSHIP %[1]	ACQUISITION DATE	ACQUISITION PRICE $M	TOTAL COST INCLUDING ADDITIONS $M	DATE OF LATEST VALUATION	INDEPENDENT VALUER	LATEST INDEPENDENT VALUATION $M	ADDITIONS SINCE VALUATION $M	BOOK VALUE 31 DEC 2003 $M[9]
MIXED									
Brisbane Transit Centre	50								
QLD	Units in Trust	Nov 1997	42.6	46.6	Dec 2003	Colliers International			**50.4[2]**
	Shares in Company	Nov 1997	0.7	0.7		SR Andrew, FAPI			**0.7**
				47.3			51.1	–	**51.1**
Melbourne Central	100	May 1999	410.2						
VIC		Mar 2001	17.1						
		[5]	3.5						
			430.8	559.1	Sep 2001	Knight Frank	465.0	120.8	**585.8**
						JA Perillo, AAPI			
Total Mixed									**636.9**
INDUSTRIAL									
Harvey Road	100	May 1999	24.9	24.9	Mar 2002	JLL Capital Markets	24.9	–	**24.9**
Kings Park NSW						RJ Ewing, AAPI			
Part Citi-West Industrial Estate	100	Aug 1994	60.0	69.3	Mar 2003	FPDSavills	55.3	6.7	**62.0**
Grieve Pde & Dohertys Road						R Bowman, AAPI			
Altona North VIC									
Quad 1, Parkview Drive	100	Jun 2001	15.5	15.5	–	–	–	–	**15.5**
Homebush Bay NSW	Leasehold								
Quad 2, Parkview Drive	100	Dec 2001	2.3	15.8	–	–	–	–	**15.8**
Homebush Bay NSW	Leasehold								
Quad 3, Parkview Drive	100	Mar 2003	2.7	8.1	–	–	–	–	**8.1**
Homebush Bay NSW	Leasehold								
7 Parkview Drive	100	May 2002	16.1	16.1	–	–	–	–	**16.1**
Homebush Bay NSW	Leasehold								
Austrak Business Park	50	Oct 2003	47.8	57.1	–	–	–	–	**57.1**
Somerton VIC									
11 Grand Ave	100	May 1998	9.9	56.9	Sep 2003	Knight Frank	58.0	1.0	**59.0**
Camellia NSW						WR Retallick, FAPI			
15 Berry Street	100	Nov 2000	10.0	10.0	Sep 2003	Knight Frank	10.8	–	**10.8**
Granville NSW						WR Retallick, FAPI			
19 Berry Street	100	Dec 2000	18.8	18.9	Sep 2003	Knight Frank	20.5	–	**20.5**
Granville NSW						WR Retallick, FAPI			
General Property Trust									**289.8**
Total Industrial									**289.8**
HOTEL AND TOURISM									
Ayers Rock Resort	100	Dec 1997	231.9	347.9	Sep 2001	JLL Hotels			**343.5**
NT	Part leasehold					MA Cooper, AAPI			
	Shares in Company	Sep 2003	8.0	8.0					**8.0**
									7.0[3]
							290.0	68.5	**358.5**
									3.9[4]
Cape Tribulation Resorts	100	Mar 2002	11.5	18.0	–	–	–	–	**18.0**
QLD	Part leasehold								
Wildman River	100	Jun 2001	0.5	0.8	–	–	–	–	**0.8**
NT	Part leasehold								
Four Points by	100	May 2000	146.1	166.0	Mar 2002	Colliers International	136.0	8.9	**144.9**
Sheraton Hotel	Leasehold					R McIntosh, FAPI			
Sydney NSW	Security Deposit								**(7.0)[6]**
									137.9
161 Sussex St Pty Limited	Loan								**2.8[7]**
	40								**(0.5)[8]**
	Refer Note 6								
Total Hotel and Tourism									**521.4**
Total Investment Properties									**7,489.8**

(1) Freehold, unless otherwise stated.
(2) Share of Associate's property assets. The value of the Trust's interest in the Associate's property assets is included in the valuation.
(3) Represents loan to Voyages Hotels & Resorts Pty Limited for the purchase of plant and equipment.
(4) Represents loan to Voyages Hotels & Resorts Pty Limited of $3.9 million for working capital.
(5) Acquisition costs.
(6) Security deposit held by GPT.
(7) Loan to 161 Sussex Street for purchase of business assets. Undrawn finance facilities of 161 Sussex Street at balance date total $1.2 million (GPT share).
(8) Share of 161 Sussex Street property related net liabilities which have been included as property (refer Note 1(b)).
(9) Properties that have been independently valued in the last 12 months are carried at that valuation, except where capital expenditure has been incurred subsequent to valuation. Properties on which such capital expenditure has been incurred and properties which have not been independently valued in the last 12 months are carried at Directors' valuation.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

	CONSOLIDATED 31 DEC 2003 $M	31 DEC 2002 $M
6. Investment properties (Continued)		
Additions to existing investments		
During the year ended 31 December 2003 the following additions were made to existing property investments:		
Retail	**98.4**	130.9
Office	**118.2**	93.8
Mixed	**98.1**	19.5
Industrial	**32.6**	28.4
Hotel and Tourism	**22.8**	47.5
	370.1	320.1

Additions to property include capitalised interest on redevelopment of $17.5 million using an interest rate of 6.78% (Dec 2002: $12.6 million using 6.80%).

Melbourne Central

Daimaru vacated the centre in July 2002. Under the terms of the early lease cessation, the Trust received a cash sum equivalent to five years gross rent. Rental top up of $16.6 million has been recognised during the year to December 2003. Construction commenced in November 2002 on the redevelopment of Melbourne Central. The total development cost is $244.8 million with forecast completion in December 2004. A major expansion and refurbishment of the office tower lobby is also underway and scheduled to be completed in mid 2004 at a forecast cost of $5.5 million.

Macarthur Square

A Development Application was approved in December 2003 for the $160 million (GPT's share $80 million) expansion of Macarthur Square. Construction is expected to commence in mid 2004 and is programmed for completion in late 2005.

Penrith Plaza

A Development Application was lodged in October 2003 for the $130 million expansion of Penrith Plaza. Construction is expected to commence in late 2004 and is programmed for completion in early 2006.

Erina Fair

The major expansion of Erina Fair was completed in November 2003. The final development cost was $212.4 million (GPT's share $106.2 million).

Chirnside Park

The foodhall remix which involved replacing Franklins with Aldi and associated specialty remixing was completed in May 2003. The final development cost was $3.5 million.

Floreat Forum

The remixing and expansion of Floreat Forum was completed in August 2003. The final development cost was $48.0 million.

Forestway Shopping Centre

Construction commenced in January 2003 on the $4.7 million upgrade of Forestway Shopping Centre. The works involve the expansion of Woolworths, re-introduction of Franklins (opened September 2003), and specialty remixing. The works are forecast to be completed in early 2004.

The National Stage 1 and Stage 2

Stage 1 of the new National Australia Bank ('NAB') 56,000 sqm office development in Docklands, Melbourne has achieved practical completion in October 2003, with Stage 2 due for completion in mid 2004. The end cost of the development after enhancements agreed with the NAB is expected to be approximately $242 million.

6. **Investment properties** (Continued)

11 Grand Avenue, Camellia
Work was completed on the $9.7 million Stage 2 of this development in September 2003. A lease has been signed with Cassons over Unit 11B for 5,430 sqm. Unit 11A comprises approximately 7,000 sqm and is being marketed for lease.

Citi-West Industrial Park
Work was completed on the $6.7 million development of the new facility for the Just Jeans Group in December 2003. Just Jeans has signed a 10 year lease over the building.

Ayers Rock Resort
A number of projects were completed at the Resort during the year. These included the Sails in the Desert kitchen refurbishment at a cost of $1.4 million, Winkiku Restaurant refurbishment at a cost of $0.6 million and a $1.7 million upgrade of the Outback Pioneer Hotel bathrooms. The only major capital project currently underway at Ayers Rock Resort is the reconstruction of Longitude 131, post its closure due to bushfire damage in October 2003. The cost of replacement of Longitude 131 is fully insured.

Australia Square, Sydney
Major upgrade works to the public areas and to the Plaza Building at an estimated cost of $12 million (GPT's share $6 million) are underway and scheduled for completion in early 2004.

Cape Tribulation Resorts
In line with the acquisition strategy for this asset, refurbishment of the resort and infrastructure upgrades began in December 2002 and were completed in April 2003. The total cost of these works was $6.2 million.

Purchase of Investments

1 Farrer Place, Sydney
In December 2003 GPT acquired a 25% interest in 1 Farrer Place, a premium grade office complex in the financial core of the CBD for $253.6 million including acquisition costs. The complex includes the 64 level Governor Phillip Tower, the 41 level Governor Macquarie Tower and the Phillip Street Terraces.

Homemaker City, Epping
GPT acquired the Epping Homemaker City in Victoria for $37.7 million including acquisition costs in August 2003.

Austrak Business Park, Somerton, Victoria
GPT acquired a 50% interest in the Austrak Business Park at Somerton, Victoria in October 2003 for $47.8 million including acquisition costs. The investment comprises 56,000 sqm of investment properties, an intermodal rail terminal and 56 hectares of serviced industrial land. GPT has entered into a joint venture with Austrak AFM Pty Ltd (owners of the other 50% interest) to develop the land. As part of the acquisition GPT was required to reimburse the vendor for site works undertaken post acquisition.

The Quad, Parkview Drive, Homebush Bay
The Quad 3 leasehold title was acquired in March 2003 for $2.7 million including acquisition costs. Construction of the Quad 3 building commenced in July 2003 with the total development cost being $13.7 million and forecast completion in June 2004.

Castle Hill land
GPT acquired a site adjoining the Homemaker City Castle Hill in NSW for $8.7 million including acquisition costs in January 2003.

High Street, Penrith
GPT acquired 557 High Street Penrith (shop 6), opposite Penrith Plaza, for $0.8 million including acquisition costs in January 2003.

Pacific Highway, Charlestown
GPT acquired 132-138 Pacific Highway, opposite Charlestown Square, for $5.3 million including acquisition costs in July 2003.

6. **Investment properties** (Continued)

Joint venture investment arrangements

Penrith JVIA

The Joint Venture Investment Arrangement ('JVIA') with ANZ Banking Group was terminated on 1 October 2002. The total cost to unwind the JVIA was $362.9 million (gross of annual deposits) including incidental costs.

Sunshine Plaza

GPT and Australian Prime Property Fund Retail ('APPFR') entered into a JVIA with the Commonwealth Bank of Australia ('CBA') in 1994. Under the terms of the JVIA:

(a) A ground lease has been granted to the CBA for land owned by GPT and APPFR.

(b) GPT and APPFR make deposits with the CBA and receive a return on those deposits based on the income of the Centre. These deposits are repayable in 2006 or on termination of the ground lease or at its expiry.

(c) GPT has a right to terminate the ground lease each year over a five year period commencing June 2002. However, each party must agree to the termination if exercised in 2002 or 2003. When the right is exercised a payment is made to CBA under a formula based on the valuation of the Centre at development completion ($284 million) and termination date and the CBA will refund the deposits made by GPT. GPT's obligations in the JVIA are limited to its 50% share.

Other information

Ayers Rock Resort

The property is owned by GPT. The hotel businesses are owned and operated by Voyages Hotels & Resorts Pty Limited, which is wholly owned by GPT Hotel Management Pty Limited. GPT has leased the resort to Voyages Hotels & Resorts Pty Limited. GPT Hotel Management Pty Limited is a company with A and B Class shares. The A Class shares of GPT Hotel Management Pty Limited carry only voting rights and they are owned by GPT Operating Company Trust on behalf of the Unitholders of GPT. The B Class shares of GPT Hotel Management Pty Limited are owned by GPT and carry the income entitlement.

During the year, GPT invested $8 million in GPT Hotel Management Pty Limited which in turn subscribed for additional equity in Voyages Hotels & Resorts Pty Limited. The equity investment was to ensure an appropriate level of capitalisation of Voyages and to assist it with its working capital needs.

Cape Tribulation Resorts

These properties are owned by GPT and leased to Voyages Hotels & Resorts Pty Limited.

Four Points by Sheraton Hotel

The property is wholly owned by GPT. GPT also has a 40% interest in an associated company, 161 Sussex Street Pty Limited ('the Company') which leases and operates the hotel. Starwood Pacific Hotels Pty Limited ('Starwood'), a wholly owned subsidiary of Starwood Hotels and Resorts Worldwide Inc. owns the remaining 60% interest.

In May 2000, the Company leased the hotel from GPT for 10 years, with the Company having an option to extend the lease for a further term of five years. After May 2005 the lease may be terminated by GPT if the hotel is sold. The Company has provided a security deposit of $7.0 million.

At the time of acquisition, GPT provided $4.0 million by way of loan to the Company to fund its purchase of business assets, the payment of the security deposit and initial working capital requirements. Since acquisition GPT has invested an additional $2.6 million in the Company. The Company has also repaid $1.2 million of GPT's loan in previous years hence the loan balance at December 2003 is $2.8 million.

	CONSOLIDATED 31 DEC 2003 $M	CONSOLIDATED 31 DEC 2002 $M	GPT 31 DEC 2003 $M	GPT 31 DEC 2002 $M
7. Commitments				
(a) Capital expenditure				
At balance date capital expenditure approved but not provided for in the financial report:				
Directly held investment properties				
Austrak Business Park, Somerton	**5.6**	–	**5.6**	–
Australia Square	**5.2**	0.3	**5.2**	0.3
Casuarina Square	**0.7**	1.4	**0.7**	1.4
Citi-West Industrial Park	**3.0**	–	**3.0**	–
Erina Fair	**0.2**	36.3	**0.2**	36.3
MLC Centre	**4.6**	6.1	**4.6**	6.1
Penrith Plaza	**5.7**	1.3	**5.7**	1.3
Plaza Parade	**0.2**	0.4	**0.2**	0.4
Quad 1 & 2	**–**	0.2	**–**	0.2
Quad 3	**8.6**	–	**8.6**	–
Riverside Centre	**3.9**	3.7	**3.9**	3.7
Sunshine Plaza	**0.1**	0.4	**0.1**	0.4
11 Grand Avenue, Camellia	**0.6**	–	**0.6**	–
Woden	**0.3**	2.6	**0.3**	2.6
Other properties	**2.9**	2.2	**2.9**	2.2
Unlisted controlled entities				
530 Collins St	**0.8**	1.2	**–**	–
Ayers Rock Resort	**0.9**	12.1	**–**	–
Cape Tribulation Resorts	**–**	5.8	**–**	–
Chirnside Park	**–**	1.3	**–**	–
The National, Stages 1 & 2	**59.5**	160.8	**–**	–
Floreat Forum	**1.1**	15.1	**–**	–
Melbourne Central	**124.5**	219.4	**–**	–
Parkmore Shopping Centre	**1.4**	1.2	**–**	–
Wollongong Central	**–**	0.1	**–**	–
Four Points by Sheraton Hotel	**–**	3.2	**–**	–
Other properties	**6.5**	1.5	**–**	–
Investments in Associates				
Darling Park and Darling Park Property Trust	**4.3**	2.4	**–**	–
Erina Property Trust	**0.1**	18.1	**–**	–
Horton Trust	**0.1**	–	**–**	–
2 Park St Trust	**2.1**	–	**–**	–
	242.9	497.1	**41.6**	54.9
Due within 1 year	**241.3**	379.7	**40.0**	54.9
Due between 1 and 5 years	**1.6**	117.4	**1.6**	–
	242.9	497.1	**41.6**	54.9

	CONSOLIDATED 31 DEC 2003 $M	CONSOLIDATED 31 DEC 2002 $M	GPT 31 DEC 2003 $M	GPT 31 DEC 2002 $M
7. Commitments (Continued)				
(b) Investments				
At balance date deposit commitments existed in respect of interests in JV/A contracted but not provided for in the financial report (refer Notes 6 and 8):				
Sunshine Plaza				
Due within 1 year	**4.7**	4.7	**4.7**	4.7
Due between 1 and 5 years	**9.0**	13.8	**9.0**	13.8
	13.7	18.5	**13.7**	18.5
(c) Operating leases				
Estimated aggregate amount of operating lease expenditure agreed or contracted but not provided for in the financial report.				
Due within 1 year	**0.3**	0.2	**0.1**	0.1
Due between 1 and 5 years	**0.9**	0.9	**0.5**	0.5
Due between 5 years and expiry date of leases	**2.6**	2.6	**0.8**	0.8
	3.8	3.7	**1.4**	1.4
8. Other financial assets				
Deposits				
Deposits at cost – Sunshine Plaza	**74.6**	70.0	**74.6**	70.0
Masterplanned Urban Communities				
Lend Lease (Twin Waters) Pty Limited				
Shares in Associate	**5.5**	–	**5.5**	–
Loan	**16.7**	–	**16.7**	–
Lend Lease GPT (Rouse Hill) Pty Limited				
Shares in Associate	**1.0**	–	**1.0**	–
Loan	**2.9**	–	**2.9**	–
Total Masterplanned Urban Communities	**26.1**	–	**26.1**	–
	100.7	70.0	**100.7**	70.0
Reconciliation				
Reconciliations of the carrying amounts of other financial assets at the beginning and end of the current and previous financial year are set out below.				
Carrying amount at start of the financial year	**70.0**	305.9	**70.0**	305.9
Additions to Deposits	**4.6**	4.9	**4.6**	4.9
Additions to Masterplanned Urban Communities	**26.1**	–	**26.1**	–
Refunds – Penrith Plaza	**–**	(240.8)	**–**	(240.8)
Carrying amount at end of the financial year	**100.7**	70.0	**100.7**	70.0

Deposits

The Penrith Plaza JV/A with ANZ Banking Group was terminated on 1 October 2002. The Penrith equipment lease arrangement with Oxley Finance Pty Limited was terminated in June 2003.

8. **Other financial assets** (Continued)

Masterplanned Urban Communities

Rouse Hill Regional Centre

In October 2003, a joint venture company owned 49% by GPT and 51% by Lend Lease entered into an agreement with the Department of Infrastructure, Planning and Natural Resources ('DIPNR') and Landcom to jointly develop, under a land management model, a regional centre at Rouse Hill. The project includes over 1,500 residential lots, a mixed use Town Centre and supporting infrastructure. GPT will develop and own the Town Centre, consisting of a retail market place, home living retail, commercial and learning space.

Twin Waters Resort

In October 2003, a joint venture company owned 49% by GPT and 51% by Lend Lease acquired the Twin Waters Resort and golf course for redevelopment into a resort and residential community. The re-development will include 370 dwellings, whilst the golf course, central and leisure facilities are to be on-sold to specialist operators.

	CONSOLIDATED		GPT	
	31 DEC 2003 $M	31 DEC 2002 $M	31 DEC 2003 $M	31 DEC 2002 $M
9. Payables – Current				
Trade creditors	**135.4**	146.1	**66.8**	53.7
Creditors – other	**3.3**	3.8	**1.3**	1.7
– related party	**2.2**	2.0	**2.2**	2.0
Loans from controlled entities	**–**	–	**26.5**	27.1
Responsible Entity's fee	**6.4**	8.7	**4.1**	5.9
	147.3	160.6	**100.9**	90.4
10. Interest bearing liabilities – Current				
Short and Medium Term Notes (refer Note 1(e) and Note 20)	**775.0**	356.0	**775.0**	356.0
11. Provisions				
Distributions payable	**105.3**	101.4	**105.3**	101.4
12. Interest bearing liabilities – Non-current				
Medium Term Notes (refer Note 1(e) and Note 20)	**1,227.0**	880.0	**1,227.0**	880.0
CPI Coupon Indexed Bonds	**125.0**	125.0	**125.0**	125.0
	1,352.0	1,005.0	**1,352.0**	1,005.0

	CONSOLIDATED	
	31 DEC 2003 $M	31 DEC 2002 $M
13. Contributed equity		
1,949,716,610 (Dec 2002: 1,949,716,610) units	**4,400.8**	4,400.8

Movements in units at issue price

	31 DEC 2003	
	NUMBER OF UNITS MILLIONS	AMOUNT AT ISSUE PRICE $M
Balance at the beginning of the financial year	**1,949.7**	**4,400.8**
New issues:	**–**	**–**
Balance at the end of the financial year	**1,949.7**	**4,400.8**

	31 DEC 2002	
	NUMBER OF UNITS MILLIONS	AMOUNT AT ISSUE PRICE $M
Balance at the beginning of the financial year	1,867.1	4,179.5
New issues:		
Units issued under Darling Park June 2000 arrangement	6.1	14.5
Units issued under distribution reinvestment plan	76.5	206.8
Balance at the end of the financial year	1,949.7	4,400.8

On 1 January 2002, 6.1 million units were issued pursuant to the Darling Park transaction arrangement as approved by the Trust's Unitholders at an extraordinary general meeting held on 5 June 2000. The units issued were entitled to the full March 2002 quarter distribution and subsequent distributions.

Distribution reinvestment plan

The Trust operated a distribution reinvestment plan ('DRP') under which holders of ordinary units elected to have all or part of their distribution entitlements satisfied by the issue of new ordinary units rather than being paid in cash. Units were issued under the plan at a 2% discount to the market price. The DRP has been terminated and has not applied to the distribution for any of the quarters of the 2003 year.

	31 DEC 2003 $M	31 DEC 2002 $M
14. Equity securities issued		
Distributions satisfied by the issue of ordinary units under the DRP	**–**	206.8

15. Asset revaluation reserve and undistributed income

Nature and purpose of reserve

Asset revaluation reserve

The asset revaluation reserve is used to record increments and decrements on the revaluation of non-current assets, as described in accounting policy Note 1(d). The reserve is predominantly comprised of unrealised gains resulting from the revaluation of the Trust's property investments. The balance, or any part of the balance, standing to the credit of the reserve may be transferred to the Trust's distributions. During the financial year, $Nil (Dec 2002: $5.6 million) of the net loss on sale of investment properties was transferred to distributions.

	CONSOLIDATED 31 DEC 2003 $M	CONSOLIDATED 31 DEC 2002 $M	GPT 31 DEC 2003 $M	GPT 31 DEC 2002 $M
15. Asset revaluation reserve and undistributed income (Continued)				
Balance at the beginning of the financial year	**672.1**	644.2	**672.1**	644.2
Increases/(decreases):				
Directly held investment properties				
Citi-West Industrial Estate	**(1.9)**	–	**(1.9)**	–
Australia Square	**–**	10.4	**–**	10.4
Bonner House	**1.7**	–	**1.7**	–
Borec House	**0.1**	–	**0.1**	–
11 Grand Avenue, Camellia	**2.1**	–	**2.1**	–
Casuarina Square	**–**	4.6	**–**	4.6
Charlestown Square	**51.5**	–	**51.5**	–
Charlestown Convenience Centre	**(0.1)**	–	**(0.1)**	–
Dandenong Plaza	**2.0**	0.5	**2.0**	0.5
Erina Fair	**24.3**	8.9	**24.3**	8.9
15 Berry Street, Granville	**0.8**	–	**0.8**	–
19 Berry Street, Granville	**1.6**	–	**1.6**	–
Penrith Plaza	**17.7**	–	**17.7**	–
Plaza Parade	**0.4**	(1.6)	**0.4**	(1.6)
Riley Square	**0.2**	–	**0.2**	–
Riverside Centre	**–**	(32.1)	**–**	(32.1)
Black Ink House	**–**	0.1	**–**	0.1
Sunshine Plaza	**4.6**	11.4	**4.6**	11.4
Woden Plaza	**31.0**	–	**31.0**	–
Reserves attributable to controlled entities				
Carlingford Court	**–**	16.5	**–**	–
Chirnside Park	**10.4**	–	**–**	–
Wollongong Central	**20.0**	–	**–**	–
Floreat Forum	**–**	0.5	**–**	–
Four Points by Sheraton Hotel	**–**	(0.6)	**–**	–
Macarthur Square	**18.4**	3.2	**–**	–
Homemaker City Aspley	**–**	0.2	**–**	–
Homemaker City Bankstown	**4.4**	0.5	**–**	–
Homemaker City Cannon Hill	**1.2**	0.1	**–**	–
Homemaker City Castle Hill	**–**	1.1	**–**	–
Homemaker City Fortitude Valley	**0.5**	–	**–**	–
Homemaker City Jindalee	**6.2**	1.3	**–**	–
Homemaker City Maribyrnong	**8.7**	3.0	**–**	–
Homemaker City Mt Gravatt	**–**	1.5	**–**	–
IKEA Building, Prospect	**0.5**	(0.9)	**–**	–
Homemaker City Springwood	**–**	0.3	**–**	–
Homemaker City Underwood	**–**	2.1	**–**	–
Homemaker City Windsor	**–**	0.5	**–**	–
Woolstore, Teneriffe	**–**	1.1	**–**	–
10 & 12 Mort Street	**(1.0)**	–	**–**	–
HSBC Centre	**(3.2)**	–	**–**	–
Neville's Corner	**–**	(2.5)	**–**	–
Tattersalls Building	**10.1**	–	**–**	–
GEM Trusts	**–**	–	**76.2**	28.5
GPT Hotel Trust	**–**	–	**–**	(0.6)

	CONSOLIDATED 31 DEC 2003 $M	CONSOLIDATED 31 DEC 2002 $M	GPT 31 DEC 2003 $M	GPT 31 DEC 2002 $M
15. Asset revaluation reserve and undistributed income (Continued)				
Reserves attributable to Associates				
Brisbane Transit Centre	–	(1.3)	–	(1.3)
Darling Park	**(7.7)**	1.1	**(7.7)**	1.1
Erina Fair	**12.1**	4.5	**12.1**	4.5
Horton Parade/Maroochydore Superstore	**0.2**	(0.9)	**0.2**	(0.9)
Citigroup Centre	**18.2**	–	**18.2**	–
Net increase in valuations	**235.0**	33.5	**235.0**	33.5
Transfer to distribution:				
Net book loss on sale of Bankstown	–	(5.6)	–	(5.6)
Net transfer to distribution	–	(5.6)	–	(5.6)
Balance at the end of the financial year	**907.1**	672.1	**907.1**	672.1
Undistributed income				
Net operating income	**420.2**	386.1	**420.2**	386.1
Undistributed income at the beginning of the financial year	**0.7**	0.5	**0.7**	0.5
Transfer from reserve	–	5.6	–	5.6
Total available for distribution	**420.9**	392.2	**420.9**	392.2
Distributions provided for or paid	**(413.3)**	(391.5)	**(413.3)**	(391.5)
Undistributed income at the end of the financial year	**7.6**	0.7	**7.6**	0.7
16. Total equity				
This represents amounts subscribed for units and options together with total reserves resulting in a net tangible asset backing of $2.73 (Dec 2002: $2.60) per unit based on the number of GPT current units.	**5,315.5**	5,073.6	**5,315.5**	5,073.6
17. Notes to the Statements of Cash Flows				
(a) Reconciliation of net operating income to net cash provided by operating activities				
Net operating income	**420.2**	386.1	**420.2**	386.1
Loss/(gain) on disposal of properties	–	5.6	–	5.6
Net decrease in provisions:				
Provision for doubtful debts	–	–	**0.3**	–
Interest capitalised	**(17.6)**	(12.6)	**(17.6)**	(12.6)
Net cash provided by operating activities before changes in assets and liabilities	**402.6**	379.1	**402.9**	379.1
Responsible Entity's fee	**(2.2)**	1.2	**(1.8)**	0.8
(Increase)/decrease in receivables	**9.4**	11.7	**9.7**	15.3
Increase/(decrease) in payables	**(13.1)**	2.3	**6.0**	4.8
Net cash provided by operating activities	**396.7**	394.3	**416.8**	400.0
(b) Reconciliation of Cash				
Disclosed in Statements of Financial Position as:				
Cash	**44.0**	45.6	**42.5**	40.6
(c) Non-cash financing and investing activities				
Units issued under the distribution reinvestment plan	–	206.8	–	206.8
	–	206.8	–	206.8

	CONSOLIDATED 31 DEC 2003	31 DEC 2002
18. Earnings per unit		
Basic earnings per unit – (cents) (Net operating income including book loss divided by weighted average number of units)	**21.6**	20.1
Basic earnings per unit – (cents) (Net operating income excluding book losses divided by weighted average number of units)	**21.6**	20.4
Weighted average number of ordinary units on issue during the year used in the calculation of basic earnings per unit – (millions)	**1,949.7**	1,919.0

19. Investments in controlled entities and Associates

NAME OF ENTITY	INTEREST %	CONTRIBUTION TO NET OPERATING INCOME	
Parent entity			
General Property Trust		**121.9**	107.1
Controlled entities			
GPT Hotel Trust	100	**–**	–
Ayers Rock Resort Trust	100	**33.2**	32.8
GPT Hotel (Darling Harbour) Trust	100	**13.3**	13.0
GPT Office Trust	100	**–**	4.3
GPT Pty Limited	100	**–**	–
GPT Subsidiary Holding Trust	100	**–**	–
GEM Retail Property Trust	100	**61.5**	56.3
Homemaker Retail Property Trust	100	**32.0**	26.2
Whitnall Pty Ltd	100	**–**	–
GEM Commercial Property Trust	100	**1.4**	2.6
Growth Equities 530 Collins Street Trust	100	**24.4**	26.6
Growth Equities 580 George Street Trust	100	**16.9**	15.3
New Property Investment Trust No. 1	100	**5.5**	5.6
GEM Allendale Trust	100	**–**	–
GPT Victoria Harbour No 1B Trust	100	**–**	–
GPT Victoria Harbour No 1A Trust	100	**2.1**	–
GPT Victoria Harbour No 2B Trust	100	**–**	–
GPT Victoria Harbour No 2A Trust	100	**–**	–
Melbourne Central Holdings Pty Ltd	100	**–**	–
Melbourne Central Unit Trust	100	**44.3**	37.3
Melbourne Central Custodian Pty Ltd	100	**–**	–
Wales House Trust	100	**–**	–
		234.6	220.0
Associates			
Erina Property Trust	50	**4.8**	4.3
Darling Park Trust	50	**19.4**	18.8
Darling Park Property Trust	50	**14.1**	13.5
1 Farrer Place Trust	50	**0.6**	–
Horton Trust	50	**1.0**	0.8
Roma Street Trust	50	**5.1**	4.7
Lend Lease GPT (Rouse Hill) Pty Limited	49	**–**	–
Lend Lease (Twin Waters) Pty Limited	49	**0.1**	–
2 Park Street Trust	50	**19.5**	18.1
161 Sussex St Pty Limited	40	**(0.9)**	(1.2)
		63.7	59.0
		420.2	386.1

19. Investments in controlled entities and Associates (Continued)

All equity interests, as described in Note 6, issued by GPT and its controlled entities are ordinary interests.

All Associates have a reporting period of 30 June, except for Horton Trust and 161 Sussex St Pty Limited which have a reporting period of 31 December.

	CONSOLIDATED	
	31 DEC 2003 $M	31 DEC 2002 $M
Reserves attributable to Associates		
Asset revaluation reserve		
Balance at the beginning of the financial year	**33.5**	29.9
Revaluations during the financial year	**22.8**	3.6
Balance at the end of the financial year	**56.3**	33.5
Movements in carrying amount of investments in Associates		
Carrying amount of investments at the beginning of the financial year	**882.9**	854.9
Net operating income attributable to Associates	**63.7**	59.0
Less: Distributions received/receivable	**(63.7)**	(59.0)
Incidental costs on acquisition	**–**	0.5
Issue of equity	**284.7**	23.9
Redemption of equity	**–**	–
Share of movements in asset revaluation reserve	**22.8**	3.6
Carrying amount of investments at the end of the financial year	**1,190.4**	882.9
Summary of the financial position of Associates		
The recognised amounts of aggregate assets and liabilities of Associates are:		
Assets	**1,230.0**	896.2
Liabilities	**(40.6)**	(14.3)
Share of net assets of Associates	**1,189.4**	881.9
Incidental costs on acquisition prior to latest revaluation of Associates' assets	**1.0**	1.0
Carrying amount of investments at the end of the financial year	**1,190.4**	882.9

Share of Associates' capital expenditure commitments – refer Note 7

Share of Associates' financing facilities – refer Note 6

	CONSOLIDATED 31 DEC 2003 $M	31 DEC 2002 $M
20. Finance facilities		
Bank stand-by facilities	**400.0**	400.0

The Trust has stand-by facilities of $400 million (Dec 2002: $400 million) to provide liquidity backup for the Short Term/Medium Term Note Programme which were not utilised at balance date. $200 million matures on 30 April 2004 and a further $200 million matures on 22 May 2004. It is anticipated that it will be possible to extend all facilities.

Short Term Note/Medium Term Note Programme

The Short Term/Medium Term Note Programme ('the Programme') is a revolving, non-underwritten, debt programme. The Programme provides flexible short term and medium term funding to enable the Trust to fund commitments and to act promptly on investment opportunities. The Programme can be terminated at the discretion of the Trust and is unsecured. The value of the notes issued under the Programme is limited by the Trust constitution. The constitution limits the amount of debt to no more than 40% of the total assets. At 31 December 2003 the percentage of debt to total assets is 27.6%.

	31 DEC 2003 $M	31 DEC 2002 $M
Maximum amount of Short Term Notes on issue during the year	**595.0**	548.0
Amount of Short Term Notes outstanding at the end of the year	**595.0**	356.0
Maximum amount of Medium Term Notes on issue during the year	**1,407.0**	1,040.0
Amount of Medium Term Notes outstanding at the end of the year	**1,407.0**	880.0

CPI Coupon Indexed Bonds

On 10 December 1999, the Trust issued CPI Coupon Indexed Bonds totalling $125 million. The securities will expire on 10 December 2029 and have a current coupon of 6.79%. The coupon compounds quarterly at the rate of CPI.

Finance facilities as at 31 December 2003

					FIXED INTEREST MATURING IN		
	NOTES	TOTAL $M	NON-INTEREST BEARING $M	FLOATING INTEREST RATE $M	1 YEAR OR LESS $M	OVER 1 YEAR TO 5 YEARS $M	MORE THAN 5 YEARS $M
Financial assets							
Cash and deposits		44.0	–	44.0	–	–	–
Receivables	4	46.0	46.0	–	–	–	–
		90.0	46.0	44.0	–	–	–
Weighted average interest rate				4.8%			
Financial liabilities							
Interest bearing liabilities	10, 12	2,127.0	–	1,217.0	100.0	610.0	200.0
Trade and other payables	9	147.3	147.3	–	–	–	–
Interest rate swaps		–	–	(730.0)	190.0	640.0	(100.0)
Forward start interest rate swaps		(435.0)	–	–	(285.0)	(100.0)	(50.0)
Forward start interest rate swap maturities		435.0	–	–	–	185.0	250.0
		2,274.3	147.3	487.0	5.0	1,335.0	300.0
Weighted average interest rate				5.7%	5.7%	5.9%	6.5%
Net financial liabilities		(2,184.3)	(101.3)	(443.0)	(5.0)	(1,335.0)	(300.0)

Unrealised losses on interest rate swaps totalling $3.8 million (Dec 2002: $10.3 million unrealised losses) have not been recognised in the financial statements as it is intended the Trust will retain these swaps to maturity.

The net fair value of all other financial assets and liabilities approximates their carrying value.

20. **Finance facilities** (Continued)

Finance facilities as at 31 December 2002

	NOTES	TOTAL $M	NON-INTEREST BEARING $M	FLOATING INTEREST RATE $M	FIXED INTEREST MATURING IN: 1 YEAR OR LESS $M	OVER 1 YEAR TO 5 YEARS $M	MORE THAN 5 YEARS $M
Financial assets							
Cash and deposits		45.6	–	45.6	–	–	–
Receivables	4	39.7	39.7	–	–	–	–
		85.3	39.7	45.6	–	–	–
Weighted average interest rate				4.4%			
Financial liabilities							
Interest bearing liabilities	10, 12	1,361.0	–	961.0	–	400.0	–
Trade and other payables	9	160.6	160.6	–	–	–	–
Interest rate swaps		–	–	(730.0)	–	450.0	280.0
Forward start interest rate swaps		(50.0)	–	–	(50.0)	–	–
Forward start interest rate swap maturities		50.0	–	–	–	50.0	–
		1,521.6	160.6	231.0	(50.0)	900.0	280.0
Weighted average interest rate				5.4%	–	5.9%	6.5%
Net financial (liabilities)/assets		(1,436.3)	(120.9)	(185.4)	50.0	(900.0)	(280.0)

	RETAIL $M	OFFICE $M	INDUSTRIAL $M	HOTEL AND TOURISM $M	MASTER-PLANNED URBAN COMMUNITIES $M	CONSOLIDATED $M
21. Segment information						
Primary reporting – business segments						
Year ended 31 December 2003						
Total segment revenue	359.8	182.4	21.7	48.0	–	611.9
Share of net profit of Associates	5.8	58.5	–	(0.7)	0.1	63.7
Unallocated revenue						46.0
Revenue from ordinary activities						721.6
Segment result	266.7	195.2	18.5	47.0	0.1	527.5
Responsible Entity's fee and other						(27.1)
Borrowing costs						(80.2)
Net operating income						420.2
Segment assets	3,817.9	2,971.7	292.5	534.3	26.2	7,642.6
Unallocated assets						52.5
Total assets						7,695.1
Segment liabilities	68.5	49.9	4.8	4.0	–	127.2
Unallocated liabilities						2,252.4
Total liabilities						2,379.6
Investments in Associates	124.5	1,051.2	–	8.2	6.5	1,190.4
Additions to investment properties	201.0	419.8	83.1	22.8	–	726.7
Additions included in other financial assets	–	–	–	–	26.1	26.1

21. Segment information (Continued)

	RETAIL $M	OFFICE $M	INDUSTRIAL $M	HOTEL AND TOURISM $M	MASTER-PLANNED URBAN COMMUNITIES $M	CONSOLIDATED $M
Year ended 31 December 2002						
Total segment revenue	524.1	179.1	16.1	47.4	–	766.7
Share of net profit of Associates	5.1	54.7	–	(0.8)	–	59.0
Unallocated revenue						2.0
Revenue from ordinary activities						827.7
Segment result	247.5	188.8	13.3	46.3	–	495.9
Responsible Entity's fee and other						(39.7)
Borrowing costs						(70.1)
Net operating income						386.1
Segment assets	3,349.7	2,563.3	206.6	526.0	–	6,645.6
Unallocated assets						51.0
Total assets						6,696.6
Segment liabilities	73.4	50.2	2.7	14.8	–	141.1
Unallocated liabilities						1,481.9
Total liabilities						1,623.0
Investments in Associates	93.6	780.3	–	9.0	–	882.9
Additions to investment properties	571.6	108.2	44.5	59.1	–	783.4
Additions included in other financial assets	–	–	–	–	–	–

22. Transactions with Lend Lease Group

The Responsible Entity of the Trust is GPT Management Limited, a wholly owned subsidiary of Lend Lease Corporation Limited.

Details of the Responsible Entity's fee are disclosed in Note 3. The Responsible Entity's immediate and ultimate holding company is Lend Lease Corporation Limited.

All dealings between the Trust and Lend Lease Corporation Limited and its controlled entities and related parties ('Lend Lease') are on normal commercial terms and conditions and material dealings are reviewed by the Audit and Risk Management Committee. All contracts are subject to commercial appraisal, on a basis acceptable to the Responsible Entity, by an external valuer or a qualified external party approved by the Responsible Entity.

22. Transactions with Lend Lease Group (Continued)

The following transactions have taken place with the Lend Lease Group during the year:

	CONSOLIDATED		GPT	
	31 DEC 2003 $M	31 DEC 2002 $M	**31 DEC 2003 $M**	31 DEC 2002 $M
Capital expenditure in relation to contracts for development, refurbishment and upgrades	**242.0**	225.3	**127.4**	74.7
Purchase of property right	**0.9**	–	**0.9**	–
Property management including property maintenance and insurance	**28.0**	25.6	**15.1**	14.3
Rental income from Lend Lease Group	**8.2**	7.7	**8.2**	7.7
Income guaranteed by Lend Lease under development and sale agreements	**0.4**	0.4	**–**	–
GPT's share of Associate's Responsible Entity fee	**1.6**	1.7	**–**	–

Lend Lease Group companies or Trusts managed by a Lend Lease Group company held units in the Trust at 31 December 2003 as follows:

	31 DEC 2003 UNITS	31 DEC 2002 UNITS
GPT Management Ltd as Trustee and Responsible Entity for the GPT Split Trust	**22,109,712**	22,613,175

23. Other information

Commencement date of the Trust

The Trust was constituted on 27 November 1970.

Life of the Trust

The life of the Trust is not limited by a term of years. The Trust shall continue whilst the units are listed on the Australian Stock Exchange Limited.

The principal activities of the Trust

GPT was established to provide a vehicle for investors to own a share in a diversified portfolio of Australian property. During the financial year the Trust principally invested in property investments.

Policies for investments and borrowings by the Trust

The Trust invests in investment grade property to achieve income combined with the opportunity for capital growth for investors over a period of years. Investments in land and buildings are purchased at independent valuation plus acquisition costs. Investments in refurbishments and upgrades are at cost.

Deposits made under development agreements are at normal commercial money market terms.

Under the terms of the Trust Constitution, the Trust may borrow money unsecured or secured by the investments of the Trust. Trust borrowings at 31 December 2003 totalled $2,127 million which is approximately 27.6% (Dec 2002: 20.3%) of total assets.

Property jointly owned

Retail

Erina Fair is owned 50% by the Trust, through its interest in the property and its 50% interest in Erina Property Trust. The other 50% is owned by Lend Lease Real Estate Investments Limited ('LLREI'), on behalf of the Unitholders in the Australian Prime Property Fund Retail ('APPFR').

Macarthur Square is owned 50% by the Trust. The remaining 50% of Macarthur Square is held by LLREI on behalf of the Unitholders in the APPFR.

The Trust and LLREI have an equal interest in the Sunshine Plaza JVIA. LLREI holds the interest on behalf of the Unitholders in the APPFR.

23. Other information (Continued)

Horton Parade and the Maroochydore Superstore Plaza are owned 50% by the Trust through its 50% interest in Horton Trust. The remaining 50% of Horton Trust is held by LLREI on behalf of the Unitholders in the APPFR.

Plaza Parade in Maroochydore is owned 50% by the Trust. The remaining 50% of Plaza Parade is held by LLREI on behalf of the Unitholders in the APPFR.

Office

Australia Square is owned 50% by the Trust. The remaining 50% is owned by Paladin Australia Limited on behalf of the Unitholders in the Deutsche Office Trust.

The Trust has a 50% interest in the Darling Park Complex. This interest comprises a 50% interest in the Darling Park Trust (through GEM Commercial Property Trust) which holds a 60% interest in the Complex and a 50% interest in Darling Park Property Trust (through GEM Commercial Property Trust) which holds a 40% interest in the Complex. An additional 50% interest in the Complex is held by funds comprising the remaining 50% interest in the Darling Park Trust owned by the Ronin Property Group, and the remaining 50% interest in Darling Park Property Trust is owned by AMP Life Limited on behalf of the AMP Statutory Fund Number 2.

The MLC Centre is owned 50% by the Trust. The remaining 50% is owned by Queensland Investment Corporation.

Citigroup Centre is owned 50% by the Trust. The remaining 50% is owned by Macquarie Office Management Limited on behalf of the Unitholders in the Macquarie Office Trust.

1 Farrer Place is owned 50% by the 1 Farrer Place Trust, of which GPT has a 50% interest and the other 50% is held by LLREI on behalf of the Unitholders in the Australian Prime Property Fund Commercial ('APPFC'). The remaining 50% is owned by Deutsche Asset Management (Australia) Limited on behalf of the Unitholders of Deutsche Office Trust.

Mixed

The Brisbane Transit Centre is owned by the Roma Street Trust. Roma Street Trust and the B Class shares of Roma Street Operations Pty Limited are owned 50% by the Trust. The remaining 50% interest in Roma Street Trust is held by LLREI on behalf of the Unitholders of APPFC.

Hotel and Tourism

The Trust owns a 40% interest in the assets of 161 Sussex Street Pty Limited. The remaining 60% interest is held by Starwood Pacific Hotels Pty Limited.

Buy-back arrangement

As the Trust is listed buy-back arrangements are not required.

Bonus issues

No bonus issues were made during the year.

Matters subsequent to the end of the financial year

The Responsible Entity is not aware of any circumstances that materially affect the Unitholders of GPT as at 31 December 2003 except as detailed elsewhere in this financial report.

Directors' Declaration

The directors of the Responsible Entity declare that the financial statements and notes of the Trust set out on pages 61 to 86:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(b) give a true and fair view of the Trust's financial position as at 31 December 2003, and of its performance as represented by the results of its operations and its cash flows, for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001, and

(b) there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Richard Longes
Director
GPT Management Limited

Ken Moss
Director

Sydney
28 January 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the unitholders of General Property Trust

Matters relating to the electronic presentation of the audited financial report

This audit report relates to the financial report of General Property Trust (the trust) for the financial year ended 31 December 2003 included on General Property Trust's web site. The directors of GPT Management Limited (the Responsible Entity) are responsible for the integrity of the General Property Trust web site. We have not been engaged to report on the integrity of this web site. The audit report refers only to the financial report identified below. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report to confirm the information included in the audited financial report presented on this web site.

Audit opinion

In our opinion, the financial report of General Property Trust:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of General Property Trust and the General Property Trust Group (defined below) as at 31 December 2003, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both General Property Trust (the trust) and the General Property Trust Group (the consolidated entity), for the year ended 31 December 2003. The consolidated entity comprises both the trust and the entities it controlled during that year.

The directors of GPT Management Limited (the responsible entity) are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the unitholders of the trust. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the trust's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

Richard Deutsch
Partner

Sydney
28 January 2004

GPT Split Trust Financial Report



GPT Split Trust Financial Report

As at 31 December 2003

	NOTE	31 DEC 03 $'000	31 DEC 02 $'000
Statement of Financial Performance			
Year ended 31 December 2003			
Revenue			
Distributions from General Property Trust	3	4,717	5,215
Net operating income		4,717	5,215
Statement of Financial Position			
As at 31 December 2003			
Current Assets			
Receivable – distribution from General Property Trust		1,194	1,176
		1,194	1,176
Non-current Assets			
Investments – 22,109,712 units in General Property Trust (Dec 2002: 22,613,175) with net asset backing at 31 December 2003 of $2.73 (Dec 2002: $2.60)	4	60,360	58,794
		60,360	58,794
Total Assets		61,554	59,970
Current Liabilities			
Provision – distribution payable		1,194	1,176
		1,194	1,176
Net Assets		60,360	58,794
Equity			
Contributed equity		60,360	58,794
Units on issue at book value being the value of the underlying investment		60,360	58,794
Statement of Cash Flows			
Year ended 31 December 2003			
Cash flows from operating activities			
Distributions received from General Property Trust		4,699	5,495
Net cash inflow from operating activities		4,699	5,495
Cash flows from financing activities			
Distributions paid		(4,699)	(5,495)
Net cash outflow from financing activities		(4,699)	(5,495)
Net increase in cash		–	–
Cash at the beginning of the financial year		–	–
Cash at the end of the financial year		–	–

The above Statements of Financial Performance, Financial Position and Cash Flows should be read in conjunction with the accompanying notes.

1. **Summary of accounting policies**

This general purpose financial report for the year ended 31 December 2003 has been prepared in accordance with the Trust Constitution, Accounting Standards, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001 in Australia.

Investments in General Property Trust ('GPT') are valued in accordance with the underlying net assets of the Trust at the current balance date. The financial statements comply with applicable Accounting Standards.

2. **Segment information**

The revenue of the Trust is derived from investing in GPT units (primary segment). The investment is located within Australia (secondary segment).

3. **Distribution to Unitholders**

Income Units

Each Income Unit is entitled to the first 9.0 cents of the cash distribution of a fully paid unit in GPT for each six monthly distribution period. In addition each Income Unit is also entitled to 25% of that amount of the GPT distribution exceeding the amount of 9.0 cents referred to above.

Growth Units

Each Growth Unit is entitled to 75% of the cash distribution which exceeds the first 9.0 cents of the GPT distribution for each six monthly distribution period.

	INCOME UNITS		GROWTH UNITS		TOTAL	
	CENTS	$'000	CENTS	$'000	CENTS	$'000
Year ended 31 December 2003						
Paid 23 May 2003	**4.675**	**1,049**	**0.525**	**117**	**5.200**	**1,166**
Paid 25 August 2003	**4.700**	**1,048**	**0.600**	**134**	**5.300**	**1,182**
Six months to 30 June 2003	**9.375**	**2,097**	**1.125**	**251**	**10.500**	**2,348**
Paid 21 November 2003	**4.700**	**1,042**	**0.600**	**133**	**5.300**	**1,175**
Payable 23 February 2004	**4.725**	**1,045**	**0.675**	**149**	**5.400**	**1,194**
Six months to 31 December 2003	**9.425**	**2,087**	**1.275**	**282**	**10.700**	**2,369**
Year ended 31 December 2003	**18.800**	**4,184**	**2.400**	**533**	**21.200**	**4,717**
Year ended 31 December 2002						
Paid 22 May 2002	4.625	1,327	0.375	108	5.000	1,435
Paid 21 August 2002	4.650	1,321	0.450	128	5.100	1,449
Six months to 30 June 2002	9.275	2,648	0.825	236	10.100	2,884
Paid 20 November 2002	4.650	1,053	0.450	102	5.100	1,155
Paid 24 February 2003	4.675	1,057	0.525	119	5.200	1,176
Six months to 31 December 2002	9.325	2,110	0.975	221	10.300	2,331
Year ended 31 December 2002	**18.600**	**4,758**	**1.800**	**457**	**20.400**	**5,215**

	31 DEC 03 $'000	31 DEC 02 $'000
4. Investments		
Units in GPT	**60,360**	58,794

Increases

The Trust operated a Distribution Reinvestment Programme ('DRP') under which holders of ordinary units elected to have all or part of their distribution entitlements satisfied by the issue of new ordinary units rather than being paid in cash. Units were issued under the plan at a 2% discount to the market price. The DRP was terminated and did not apply to the distribution for the December 2002, March 2003, June 2003 and September 2003 quarters (Dec 2002: 432,374). The DRP will not apply to the December 2003 distribution.

Decreases

During the year Unitholders in GPT Split Trust redeemed 503,463 (Dec 2002: 6,940,540) GPT Growth Units and a corresponding number of GPT Income Units on the basis laid down in the Trust Constitution, whereby one GPT Growth Unit and one GPT Income Unit shall together entitle the Unitholder to one unit in GPT. Investments cannot be sold by the Trustee except upon the winding up of the Trust.

The market value of the investment held based upon the official quotation of the closing price as at 31 December 2003 was $66,108,039 (Dec 2002: $67,161,130).

	31 DEC 03		31 DEC 02	
	INCOME UNITS '000	GROWTH UNITS '000	INCOME UNITS '000	GROWTH UNITS '000
5. Contributed equity				
Units on issue at the beginning of the financial year	**22,613**	**22,613**	29,121	29,121
Units issued during the year	**–**	**–**	432	432
Units redeemed during the year	**(503)**	**(503)**	(6,940)	(6,940)
Units on issue at the end of the financial year	**22,110**	**22,110**	22,613	22,613

6. Auditors' remuneration

No amount for Auditors' remuneration has been charged against the GPT Split Trust since the cost totalling $12,940 (Dec 2002: $12,320) is payable by GPT.

7. Transactions with Lend Lease Group

Responsible Entity

The Responsible Entity of the Trust is GPT Management Limited, a wholly owned subsidiary of Lend Lease Corporation Limited. No Responsible Entity fees have been charged against the Trust as this is borne by GPT.

Units held

Lend Lease Group companies or Trusts managed by Lend Lease Group companies held units in the Trust at 31 December 2003 as follows:

	31 DEC 03 NO. OF UNITS	31 DEC 02 NO. OF UNITS
GPT Management Limited		
– Income Units	**1,000**	1,000
– Growth Units	**1,000**	1,000

Directors' Declaration

The directors of the Responsible Entity declare that the financial statements and notes of the Trust set out on pages 90 to 92:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(b) give a true and fair view of the Trust's financial position as at 31 December 2003, and of its performance as represented by the results of its operations and its cash flows, for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001, and

(b) there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Richard Longes
Director
GPT Management Limited

Ken Moss
Director

Sydney
28 January 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the unitholders of GPT Split Trust

Matters relating to the electronic presentation of the audited financial report

This audit report relates to the financial report of GPT Split Trust (the trust) for the financial year ended 31 December 2003 included on GPT Split Trust's web site. The directors of GPT Management Limited (the Responsible Entity) are responsible for the integrity of the GPT Split Trust web site. We have not been engaged to report on the integrity of this web site. The audit report refers only to the financial report identified below. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report to confirm the information included in the audited financial report presented on this web site.

Audit opinion

In our opinion, the financial report of GPT Split Trust:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of GPT Split Trust as at 31 December 2003, and of its performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for GPT Split Trust (the trust) for the year ended 31 December 2003.

The directors of GPT Management Limited (the responsible entity) are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the unitholders of the trust. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the trust's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

Richard Deutsch
Partner

Sydney
28 January 2004

Supplementary Information



Supplementary Information

GPT Issue of Units

The following table lists all issues of GPT units since 1995. A complete list of all units issued since GPT's inception in 1971 can be obtained from the Trust's website (www.gpt.com.au) or by calling the Unitholder Service Centre on Freecall 1800 025 095.

DATE	RATIO	NUMBER OF UNITS	PRICE $	AMOUNT $
31 December 1994		621,498,332		1,233,686,671
Various 1995	Distribution Reinvestment Plan	27,427,055	Various	59,647,433
Various 1995	Manager's Fee Units	4,639,130	Various	10,554,675
05.07.95	Exercise of Options (1996)	2,422,018	2.03	4,922,200
03.10.95	Exercise of Options (1996)	58,104,904	1.84	107,061,800
19.01.96	Exercise of Options (1996)	2,614,035	1.89	4,930,800
19.04.96	Exercise of Options (1996)	627,294	1.93	1,209,400
27.06.96	Exercise of Options (1996-1998)	83,693,011	1.84	166,022,274
12.07.96	Exercise of Options (1996)	678,834	1.77	1,203,900
15.08.96	GEM Acquisition	312,978,299	2.25	704,201,173
03.09.96	GEM Acquisition	30,636,989	2.24	68,626,855
Various 1996	Manager's Fee Units	3,993,662	Various	9,271,399
01.07.97	Exercise of Options (1996-1998)	76,521,770	2.01	166,053,931
27.11.97	Private Placement	60,000,000	2.50	148,875,000
03.12.97	Ayers Rock Purchase	2,850,196	2.55	7,268,000
Various 1997	Manager's Fee Units	3,151,747	Various	7,847,684
Various 1998	Distribution Reinvestment Plan	38,874,312	Various	107,426,512
Various 1998	Manager's Fee Units	1,763,679	Various	4,913,184
06.07.98	Exercise of Options (1996-1998)	63,808,671	2.41	166,231,132
Various 1999	Distribution Reinvestment Plan	52,208,394	Various	138,119,897
28.04.99	Manager's Fee Units	373,816	2.78	1,039,208
21.05.99	Private Placement	88,709,678	2.48	218,762,401
Various 2000	Distribution Reinvestment Plan	61,230,010	Various	154,088,103
15.06.00	Darling Park Purchase	80,071,710	2.51	200,979,992
30.08.00	Private Placement	76,045,627	2.63	197,500,000
Various 2001	Distribution Reinvestment Plan	66,871,458	Various	175,265,269
02.01.01	Darling Park Purchase	27,600,000	2.38	65,688,000
27.03.01	Darling Park Purchase	17,660,000	2.72	47,998,114
01.01.02	Darling Park Purchase	6,100,000	2.38	14,518,000
Various 2002	Distribution Reinvestment Plan	76,561,979	Various	206,757,361
Total		**1,949,716,610**		**4,400,670,368**

GPT Split Trust Unit Cancellations

GPT Split Trust operates a facility where Unitholders can cancel an equal number of Income Units and Growth Units which are held in the same name, and in return, the Responsible Entity will transfer to the Unitholder an equal number of GPT Ordinary Units.

During the year ended 31 December 2003, 503,463 Income Units and 503,463 Growth Units were cancelled.

Distribution to GPT Unitholders

The table below includes payments made for the 2003 calendar year. Details of all payments made after 19 September 1985 are available from GPT's website (www.gpt.com.au) or from the Unitholder Service Centre on Freecall 1800 025 095.

3 MONTHS ENDED	DATE PAID	DISTRIBUTION (CENTS PER UNIT)	DIVIDEND (CENTS PER UNIT)	TAX DEFERRED DEP'N AND OTHER (CENTS PER UNIT)
31 Mar 03	23 May 03	5.200	0.000	2.484
30 Jun 03	25 Aug 03	5.300	0.000	2.156
30 Sep 03	21 Nov 03	5.300	0.000	2.535
31 Dec 03	23 Feb 04	5.400	0.000	2.475

The 'Tax Deferred' component, comprising the Depreciation Allowance and distribution of pre-20 September 1985 realised and unrealised capital gain is non-assessable for income tax. However, in determining the capital gain for CGT purposes, it will reduce the cost base or indexed cost base of units acquired after 19 September 1985. In determining a capital loss, the 'Tax Deferred' component will reduce the cost base of units acquired after 19 September 1985.

Distribution to GPT Split Trust Income Unitholders

The table below includes payments made for the 2003 calendar year. Details of all payments made after 19 September 1985 are available from GPT's website (www.gpt.com.au) or from the Unitholder Service Centre on Freecall 1800 025 095.

3 MONTHS ENDED	DATE PAID	DISTRIBUTION (CENTS PER UNIT)	DIVIDEND (CENTS PER UNIT)	TAX DEFERRED DEP'N AND OTHER (CENTS PER UNIT)
31 Mar 03	23 May 03	4.675	0.000	2.234
30 Jun 03	25 Aug 03	4.700	0.000	1.911
30 Sep 03	21 Nov 03	4.700	0.000	2.248
31 Dec 03	23 Feb 04	4.725	0.000	2.166

The 'Tax Deferred' component, comprising the Depreciation Allowance and distribution of pre-20 September 1985 realised and unrealised capital gain is non-assessable for income tax. However, in determining the capital gain for CGT purposes, it will reduce the cost base or indexed cost base of units acquired after 19 September 1985. In determining a capital loss, the 'Tax Deferred' component will reduce the cost base of units acquired after 19 September 1985.

Distribution to GPT Split Trust Growth Unitholders

The table below includes payments made for the 2003 calendar year. Details of all payments made after 19 September 1985 are available from GPT's website (www.gpt.com.au) or from the Unitholder Service Centre on Freecall 1800 025 095.

3 MONTHS ENDED	DATE PAID	DISTRIBUTION (CENTS PER UNIT)	DIVIDEND (CENTS PER UNIT)	TAX DEFERRED DEP'N AND OTHER (CENTS PER UNIT)
31 Mar 03	23 May 03	0.525	0.000	0.251
30 Jun 03	25 Aug 03	0.600	0.000	0.244
30 Sep 03	21 Nov 03	0.600	0.000	0.287
31 Dec 03	23 Feb 04	0.675	0.000	0.309

The 'Tax Deferred' component, comprising the Depreciation Allowance and distribution of pre-20 September 1985 realised and unrealised capital gain is non-assessable for income tax. However, in determining the capital gain for CGT purposes, it will reduce the cost base or indexed cost base of units acquired after 19 September 1985. In determining a capital loss, the 'Tax Deferred' component will reduce the cost base of units acquired after 19 September 1985.

Supplementary Information

Spread of Unitholders at 16 February 2004

HOLDING	GPT NO. OF UNITHOLDERS	GPT SPLIT INCOME NO. OF UNITHOLDERS	GPT SPLIT GROWTH NO. OF UNITHOLDERS
1-1,000	6,471	549	351
1,001-5,000	31,011	1,249	769
5,001-10,000	15,107	688	270
10,001-100,000	9,782	497	287
100,001 and over	241	10	33
Total number of Unitholders	**62,612**	**2,993**	**1,710**

- 1,163 GPT Unitholders (representing 71,502 GPT Units) held less than a marketable parcel.
- 219 GPT Split Income Unitholders (representing 12,869 Income Units) held less than a marketable parcel.
- 294 GPT Split Growth Unitholders (representing 94,435 Growth Units) held less than a marketable parcel.

Substantial Holders in General Property Trust at 16 February 2004

UNITHOLDER	NUMBER OF UNITS
National Australia Bank	155,087,289
Lend Lease Corporation	128,785,332
Commonwealth Bank of Australia	119,470,114
Westpac Banking Corporation	111,727,195
Barclays Group	104,662,625

There were no Substantial Holders in GPT Split Trust at 16 February 2004

20 Largest GPT Unitholders at 16 February 2004

UNITHOLDER	NUMBER OF UNITS	PERCENTAGE OF TOTAL ISSUED UNITS
1. Westpac Custodian Nominees Limited	323,283,124	16.58%
2. J P Morgan Nominees Australia Limited	277,439,873	14.23%
3. National Nominees Limited	220,573,636	11.31%
4. Citicorp Nominees Pty Limited <CFS WSLE Property Secs A/C>	84,999,724	4.36%
5. Cogent Nominees Pty Limited	50,808,257	2.61%
6. MLC Limited	42,933,722	2.20%
7. Cogent Nominees Pty Limited <SMP Accounts>	41,043,092	2.11%
8. AMP Life Limited	35,278,626	1.81%
9. Citicorp Nominees Pty Limited	32,543,220	1.67%
10. ANZ Nominees Limited	32,063,780	1.64%
11. RBC Global Services Australia Nominees Pty Limited <BKCUST A/C>	28,314,927	1.45%
12. Transport Accident Commission	24,279,970	1.25%
13. HSBC Custody Nominees (Australia) Limited	22,939,472	1.18%
14. Queensland Investment Corporation	22,666,286	1.16%
15. GPT Management Limited <Responsible Entity for GPT Split Trust A/C>	21,722,379	1.11%
16. Westpac Financial Services Limited	21,686,442	1.11%
17. Victorian Workcover Authority	19,512,078	1.00%
18. Bond Street Custodians Limited <Property Securities A/C>	17,465,551	0.90%
19. Bond Street Custodians Limited <ENH Property Securities A/C>	16,104,145	0.83%
20. RBC Global Services Australia Nominees Pty Limited	16,058,984	0.82%
Total	**1,351,717,288**	**69.33%**
Total Units on Issue	**1,949,716,610**	**100.00%**

20 Largest GPT Split Trust Income Unitholders at 16 February 2004

UNITHOLDER	NUMBER OF UNITS	PERCENTAGE OF TOTAL ISSUED UNITS
1. Argo Investments Limited	539,000	2.48%
2. J P Morgan Nominees Australia Limited	423,627	1.95%
3. National Nominees Limited	379,668	1.75%
4. Westpac Custodian Nominees Limited	228,274	1.05%
5. Permanent Trustee Company Ltd <PTCO090>	207,880	0.96%
6. Bower Pty Ltd	174,920	0.81%
7. Bounty Investments Limited	169,600	0.78%
8. Ms Jane Felicity Adare	132,000	0.61%
9. RBC Global Services Australia Nominees Pty Limited <MLCI A/C>	120,748	0.56%
10. The Raymond E Purves Foundation Limited	120,000	0.55%
11. Mr Garry Bertram Richardson	96,210	0.44%
12. Wakefield Investments (Australia) Limited	90,000	0.41%
13. Lady Joyce Clarice Wilson	83,280	0.38%
14. Cafeed Pty Limited	81,000	0.37%
15. Hooper Investments Pty Ltd <Property A/C>	80,000	0.37%
16. The Crippled Children's Association of SA Inc	63,000	0.29%
17. Richard John Greenfield	62,400	0.29%
18. Asia Union Investments Pty Limited <Radiata Retirement Fund A/C>	60,000	0.28%
18. L A Marriott Pty Ltd	60,000	0.28%
19. Paklite Holdings Pty Ltd	55,000	0.25%
20. Mrs Frances Estelle Gilbert	54,560	0.25%
Total	**3,281,167**	**15.11%**
Total Units on Issue	**21,722,379**	**100.00%**

Supplementary Information

20 Largest GPT Split Trust Growth Unitholders at 16 February 2004

UNITHOLDER	NUMBER OF UNITS	PERCENTAGE OF TOTAL ISSUED UNITS
1. National Nominees Limited	1,180,311	5.43%
2. Mr Andrew Roy Newbery Sisson	792,000	3.65%
3. J P Morgan Nominees Australia Limited	579,463	2.67%
4. Mr Richard Noel Lilly <Lilly Pension Fund Account>	567,863	2.61%
5. Westpac Custodian Nominees Limited	539,223	2.48%
6. Mr Roger Ian Heather	508,250	2.34%
7. Mr Randall Henri Olgers	500,000	2.30%
8. YSCA Nominees Pty Ltd <YSCA Super Fund A/C>	428,890	1.97%
9. Brighton Mortgage & Finance Pty Ltd	406,634	1.87%
10. Dylac Pty Ltd	343,500	1.58%
11. Aurisch Investments Pty Ltd	325,000	1.50%
12. Mr Michael Plows and Mrs Yvonne Plows	285,816	1.32%
13. Mrs Jill Delphine Jones	268,000	1.23%
14. Mr Bruce Gordon McBryde	262,674	1.21%
15. Kaos Investments Pty Limited	250,000	1.15%
16. Hynboa Pty Ltd <Super Fund A/C>	239,536	1.10%
17. Mr David Lloyd Seaton	230,000	1.06%
18. Mr John Russell Baxter	200,000	0.92%
18. Mr John Gaches East	200,000	0.92%
18. Harkosi Securities Pty Ltd <Super Fund A/C>	200,000	0.92%
19. Somoke Pty Limited	190,000	0.87%
20. Trafalgar Custodians Pty Ltd <Davgre Super Fund A/C>	186,982	0.86%
Total	**8,684,142**	**39.98%**
Total Units on Issue	**21,722,379**	**100.00%**

Voting

Unitholders in General Property Trust are entitled to one vote for each dollar of the value of the total units they have in General Property Trust.

At meetings of Unitholders of General Property Trust the Responsible Entity for GPT Split Trust is entitled to vote in respect of the units held on behalf of GPT Split Trust.

Unitholders in GPT Split Trust are entitled to one vote for each dollar of the value of the total units they have in GPT Split Trust.

Directory

General Property Trust
ARSN 090 110 357
ABN 58 071 755 609

GPT Split Trust
ARSN 090 110 213
ABN 85 511 466 045

Responsible Entity
GPT Management Limited
ABN 94 000 335 473

Registered Office
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000

Principal Registry
ASX Perpetual Registrars Limited
Level 8, HSBC Centre
580 George Street
Sydney NSW 2000

Solicitors to the Responsible Entity
Freehills
Level 38
MLC Centre
19-29 Martin Place
Sydney NSW 2000

Directors of the Responsible Entity
Richard Longes (Chairman)
Peter Joseph OAM
Malcolm Latham AM
Ken Moss
Brian Norris
Elizabeth Nosworthy

Secretary
Michael Neilson

Audit and Risk Management Committee
Ken Moss (Chairman)
Peter Joseph OAM
Elizabeth Nosworthy

Mail to:
GPT Unit Registrar
Locked Bag A14
Sydney South NSW 1235

Stock Exchange Quotation
GPT and GPT Split Trust are listed on the Australian Stock Exchange under the following ASX Listing Codes:
GPT Ordinary Units: **GPT**
GPT Split Trust Income Units: **GSTIN**
GPT Split Trust Growth Units: **GSTCP**

GPT Nomination and Remuneration Committee
Peter Joseph OAM (Chairman)
Richard Longes
Malcolm Latham AM

Auditors of the Trust
PricewaterhouseCoopers
201 Sussex Street
Sydney NSW 2000

For further information, contact our Unitholder Service Centre or visit our website at:
www.gpt.com.au

- To arrange changes of address, changes in registration of units, please call our Unitholder Service Centre on 1800 025 095.
- Please quote your Securityholder Reference Number (SRN)/Holder Identification Number (HIN) in all correspondence. The SRN/HIN is found at the top right hand corner of your holding statement.
- All Unitholders must sign any written enquiries or amendments to Unitholdings.
- Written notification is required for changes of name or address, email is not accepted.

www.gpt.com.au

GPT